Form 40-F
ANGIOTECH PHARMACEUTICALS INC
filed 2003-01-30
CIK 1096481

SEC 2285 (11-2002) Previous versions obsolete	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0381
Expires: March 31,2003
Estimated average burden hours per response...... 0.5

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2002	Commission File Number_0-30334______

ANGIOTECH PHARMACEUTICALS, INC. Exact name of Registrant as specified in its charter)
____________________________________________________________________ (Translation of Registrant's name into English (if applicable))
British Columbia, Canada (Province or other jurisdiction of incorporation or organization)
2834 (Primary Standard Industrial Classification Code Number (if applicable))
98-0226269 (I.R.S. Employer Identification Number (if applicable))
1618 Station Street Vancouver, B.C. Canada V6A 1B6 (604) 221-7676 (Address and telephone number of Registrant's principal executive offices)

John L. Mericle
Harris, Mericle & Wakayama
999 Third Street, Suite 3210
Seattle, Washington 98104
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
___________None________	________________________
___________________	________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of September 30, 2002 was 15,731,867.

______________________________

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _____	82-________	No __X___

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes _X____	No_____

ANNUAL INFORMATION FORM

ANGIOTECH PHARMACEUTICALS, INC.

JANUARY 29, 2003

GLOSSARY OF TERMS

angiogenesis	The process of new blood vessel formation, commonly induced in response to malignant tissue and certain diseases.
angioplasty	The process of dilating a blood vessel, by various means, including insertion of a balloon-tipped catheter (balloon angioplasty).
AP-1 pathway

A series of reactions within a cell initiated by the binding of a growth factor or cytokine to a cell surface receptor; this leads to the formation of the AP-1 protein complex by the combination of transcription factors. This complex then acts to promote the secondary gene response (i.e., collagenase expression and cell proliferation).

cardiovascular

A body system that includes the blood vessels that circulate blood to and from all parts of the body, the heart which keeps the blood in motion, and the lymphatic vessels, an ancillary set of vessels, that circulate lymph.

catheter	A tube for insertion into a body cavity for introducing or removing a substance. A balloon-tipped catheter is a tube with a balloon at its tip that can be inflated or deflated.
device	An item other than a drug that has application in medical therapy. Usually restricted to items used directly on or in the patient, not including diagnostic equipment or surgical instruments.
disease-modifying anti-rheumatic drug	An agent that acts by reversing the abnormal processes and damage associated with rheumatic disease (e.g., rheumatoid arthritis).
endoluminal	Pertaining to within a lumen.
hemodialysis	Dialysis, or separation, of the blood, especially with an artificial kidney, for the removal of toxins or waste products.
inflammation	The protective response of the body to irritation or injury, characterized by a cascade of immune events.
lumen	The space in the interior of a tubular structure, such as an artery or the intestinal tract.
microtubule	An intracellular component of the cytoskeleton that aids in cell support, intracellular transport, and cell proliferation.
perivascular	Relating to the outside of a blood vessel (i.e., adventitia).
pharmacotherapeutics	The concept of enhancing the treatment mediated by medical devices and biomaterials by coating or loading devices and biomaterials with a therapeutic drug.
phase 1 clinical studies	These studies test the product in a small number of patients to determine toxicity (safety), maximum dose tolerance and pharmacokinetic properties.
phase 2 clinical studies	These studies assess safety and efficacy in a patient base larger than Phase 1 clinical studies.
phase 3 clinical studies

These studies involve a controlled evaluation in an expanded patient population at multiple sites to determine longer term clinical safety and efficacy.  It is from the data of these studies that the benefit/risk relationship is established and the final labeling claims are defined.

polymer	Large molecules composed of individual monomers linked in long chains occurring both naturally and synthetically.
restenosis

The re-narrowing of a blood vessel following angioplasty. The American Heart Association defines restenosis as the presence of greater than 50% diameter stenosis of the treated (i.e., dilated) segment of the artery.

smooth muscle	Involuntary muscle tissue in the walls of viscera and blood vessels.
stent	A cylindrical medical device, usually made of metal, inserted into a body duct or tube to prevent collapse, blockage, or overgrowth of the duct or tube.

Unless otherwise indicated, all currency amounts in this Annual Information Form are stated in Canadian dollars. As at January 20, 2003, the closing rate of exchange of the Bank of Canada was $1.5356, Canadian dollars for each U.S. dollar.

ANNUAL INFORMATION FORM

ANGIOTECH PHARMACEUTICALS, INC.

INCORPORATION

We were incorporated in 1989 pursuant to the Company Act (British Columbia). Our original corporate name was Holwest Industries Ltd.  We did not have any operations until the fall of 1992 when we commenced operations as a biopharmaceutical company.  At that time, we changed our name to Angiogenesis Technologies, Inc.  We subsequently changed our name to Angiotech Pharmaceuticals, Inc. on September 6, 1996.  We have four wholly-owned subsidiaries; Angiotech Pharmaceuticals, (US) Inc. was incorporated under the laws of the state of Washington, U.S.A. in fiscal 2001, and Angiotech International GmbH, Angiotech Rx International GmbH and Angiodevice International GmbH, all of which were incorporated in Switzerland in fiscal 2002.  We hold 100% of the outstanding voting securities of these four subsidiaries.

Our head office and principal place of business is located at 1618 Station Street, Vancouver, BC, Canada, V6A 1B6.

Our memorandum and articles have been amended several times to set out the rights and restrictions to various share capital structures. Our memorandum and articles were last altered at our annual general meeting held March 20, 2000 at which time our authorized share capital was altered to consist of 250,000,000 shares, divided into 200,000,000 common shares without par value and 50,000,000 Class I preference shares without par value, issuable in series.  No Class I preference shares have been issued.

GENERAL DEVELOPMENT OF BUSINESS

We commenced operations as a biopharmaceutical company in the fall of 1992.  Since that time we have raised approximately $191.6 million in net proceeds from the issuance of our equity securities to investors.  We completed an initial public offering in December 1997 raising gross proceeds of $24.5 million (inclusive of the over-allotment option).  A secondary public offering was completed in July 1999 raising gross proceeds of $17.2 million (inclusive of the over- allotment option).  A third public offering was completed in March 2000 raising gross proceeds of $137.8 million. Our common shares are listed on The Toronto Stock Exchange under the symbol "ANP" and quoted on the Nasdaq National Market under the symbol "ANPI".

Our initial products under development include treatments for restenosis, rheumatoid arthritis and psoriasis through both systemic and local delivery of paclitaxel.  Our first product is a drug-coated stent.  Our goal is to redefine and improve therapies in novel and innovative ways by developing other products to enhance the performance of medical devices and biomaterials through the use of pharmacotherapeutics.

Our drug-loaded stent technology has grown out of a key discovery that the drug paclitaxel blocks an important cellular pathway involved in inflammation. Our development of a paclitaxel-coated stent to prevent restenosis, or re-narrowing of a blood vessel following angioplasty, led to a co-exclusive, worldwide licensing agreement with Boston Scientific Corporation and Cook Incorporated in July 1997, both international medical device manufacturers and distributors. That licence agreement grants both Boston Scientific and Cook worldwide rights to develop and market paclitaxel coated coronary, peripheral and gastrointestinal stents using our technology. Stent placement in conjunction with balloon angioplasty is widely used in the management of coronary artery disease

Our other programs include drug-loaded surgical implants for the treatment of restenosis associated with peripheral vascular surgery. Peripheral bypass surgery is used to relieve obstructions caused by atherosclerosis, a progressive disease that involves the hardening and narrowing of the arteries in the arms, legs and feet due to a gradual buildup of material called plaque. In December 1998, we entered into an exclusive, worldwide licensing and development agreement with C.R. Bard, Inc., an international healthcare company that focuses on vascular, urology and oncology disease states. The Bard license agreement includes worldwide rights to develop and market the use of our technology, specifically as it relates to paclitaxel and other related compounds, for the treatment, at or near the blood vessel, of restenosis associated with vascular surgery in the arms, legs and feet, including vascular bypass graft surgery.

We also have a pharmaceutical division with ongoing phase 2 clinical studies for our paclitaxel-based product candidates, PAXCEED™, for the treatment of rheumatoid arthritis and phase 1/2 clinical studies for severe psoriasis.  We also studied the use of paclitaxel for the treatment of multiple sclerosis.  We completed the assessment of our double-blind randomized, placebo-controlled phase 2 multiple sclerosis study in February, 2002.  The primary objective was to determine the difference in new lesion activity by magnetic resonance imaging, or MRI, in the PAXCEED™ treatment groups relative to the control group during the treatment phase.  Clinical end points were also measured, including the Expanded Disability Status Scale, or EDSS.  The study failed to meet statistical significance in its primary MRI objective.  As a result, we concluded that pursuing a phase 3 clinical study in this patient population would present an unacceptable risk to us and our shareholders and therefore did not warrant the significant time and financial expense involved to continue.

We have patent applications filed covering the use of paclitaxel and numerous other drugs as medical device coatings and for chronic inflammatory diseases.

We embarked on our first corporate acquisition in 2002. In September 2002, we announced our intention to acquire Cohesion Technologies, Inc. (Cohesion) of Palo Alto, CA to help position us for the development of next-generation medical implant products. Cohesion has three approved products (two in the U.S. and Europe, the third in Europe only) and approximately 75 patents in the field of biomaterials.  Cohesion's portfolio of approved biomaterials will provide a platform for the development of next-generation drug-loaded implants as we expand beyond our paclitaxel-eluting stent program. The acquisition is expected to close during the first calendar quarter of 2003, subject to various regulatory and shareholder approvals.  If the Cohesion acquisition is completed, the security of our company issued pursuant to the acquisition will equal approximately 6.5% to 8.0% of the existing issued and outstanding shares of our company.

DESCRIPTION OF BUSINESS

OVERVIEW

We develop and intend to commercialize drug-loaded implants and coatings that enhance the performance of medical devices and biomaterials.  Several of these treatments are based upon our discovery that paclitaxel, one of the most commercially successful and clinically effective anti-cancer drugs ever produced, also blocks an important cellular pathway involved in inflammation. We, together with our research collaborators, have demonstrated in preclinical testing that, in addition to paclitaxel's previously recognized ability to inhibit cell division, the drug blocks the AP-1 cellular pathway and inhibits several biological processes such as abnormal white blood cell activation, cell migration, angiogenesis and the production of enzymes responsible for tissue destruction. We have developed formulations to deliver paclitaxel as a stent coating and surgical implant for restenosis and as an intravenous treatment for rheumatoid arthritis and severe psoriasis. Several of these formulations are currently in human clinical studies.

Our paclitaxel stent coating technology is being developed in association with two multinational medical device companies, Boston Scientific Corporation and Cook Incorporated. Stent placement in conjunction with balloon angioplasty is widely used in the management of coronary artery disease. A common cause of stent failure, occurring in 25% to 40% of cases, is restenosis, the development of scar tissue that overgrows the stent and obstructs blood flow. Together with Boston Scientific and Cook, we are developing stent coatings that, when applied to the stent surface, release paclitaxel and prevent scar tissue overgrowth in clinical studies.  Under our license agreement, we are entitled to receive milestone payments from both companies as the product candidates advance through clinical testing and approval and to receive royalties on sales of the devices, when approved and commercialized.

In calendar 2000, both Cook and Boston Scientific initiated human clinical studies of paclitaxel-coated coronary stents in Europe.  In this past calendar year, we saw the regulatory approval of three different paclitaxel-eluting stents, our first commercial products.  We were notified by Cook that they received European Community Certification (CE Mark) approval for their two paclitaxel-eluting coronary stents.  Boston Scientific received intercontinental approval (that permits sale in certain countries outside of the U.S., Europe and Japan) to market their paclitaxel-eluting TAXUSTM coronary stent, which is currently being sold in Argentina, Australia, India, Mexico, New Zealand and Singapore.  Recently we were notified by Boston Scientific that they received CE Mark approval for Boston Scientific's paclitaxel-eluting TAXUSTM coronary stent system.  Pivotal studies designed to produce data for submission to regulatory authorities are currently being conducted by Boston Scientific in the U.S. and we expect the first paclitaxel-eluting stent to be on the market in the U.S. by the end of 2003 or early in 2004.

Restenosis is also a complication of surgical bypass and vascular access procedures. Bypass surgery is used to circumvent obstructed arteries when less invasive procedures, such as angioplasty and stenting, are ineffective or not appropriate. Vascular access surgery involves the implantation of grafts to provide access to blood vessels, such as in hemodialysis patients. We are conducting preclinical tests with C.R. Bard, Inc. of a surgically implanted wrap that releases paclitaxel at the bypass site and is designed to reduce restenosis and graft failure.

In addition, we are developing an intravenous form of paclitaxel for the treatment of rheumatoid arthritis and severe psoriasis. Currently, the commercially available anti-cancer form of paclitaxel, Taxol®, is formulated with the potentially allergenic and immune-activating agent Cremophor® E.L., which makes it unsuitable for patients with an autoimmune disease. Our systemic paclitaxel formulation, PAXCEEDTM, does not require this additive and, as a result, we believe that it may be more suitable for treatment of chronic inflammatory disease. We are currently testing this formulation in a phase 2 study in patients with rheumatoid arthritis and in a pilot phase 2, open-label clinical study in patients with severe psoriasis.  By reducing the dose several-fold and utilizing our proprietary drug delivery formulation, we believe that it is possible to reduce the side effects associated with Taxol®, while taking advantage of paclitaxel's ability to inhibit activities associated with rheumatoid arthritis and severe psoriasis, including cell division and migration, abnormal white blood cell activation, and the production of enzymes thought to be responsible for joint destruction.

Paclitaxel was first discovered in the 1960s and, as an isolated compound, is currently not covered by composition of matter patents. We are developing an intellectual property portfolio around the use of paclitaxel and similar compounds in chronic inflammatory diseases and the formulation of the compound in polymeric carriers. Our intellectual property portfolio is designed to prevent others from using paclitaxel and related compounds as coatings on intravascular devices and in chronic inflammatory diseases, including restenosis. Other patents have been filed covering the use of other drugs as coatings for a wide variety of medical devices and implants. We cannot assure you that any patent application will result in the issuance of patents or, for patents that are issued, that such patents will provide adequate protection or will not be circumvented or invalidated. In addition, we cannot assure you that our patents, patent applications and activities do not infringe the proprietary rights of others.

There are numerous medical devices and biomaterials placed in the body that can be greatly enhanced through pharmacotherapeutics, improving the performance of the product.  We have methodically built our internal capabilities and intellectual property in the field of drug-coating medical devices and drug-loading biomaterials.  We believe the combining of proven drugs with proven medical devices will create improved products will have a greater efficacy than the products previously had.

BUSINESS STRATEGY

Our goal is to establish a leadership position in the fusion of medical device technologies and pharmaceutical therapies. In order to achieve this goal, we are undertaking the following strategies:

Leverage Our Broad Technology Platform

Paclitaxel forms the basis of several of our product development efforts. The drug's impact on a wide range of biological processes leads us to believe that it may be effective in numerous significant clinical indications. We are currently pursuing development of paclitaxel product candidates for restenosis, rheumatoid arthritis and psoriasis, all of which are in human clinical studies. We also believe that the drug may find potential application in other chronic inflammatory diseases such as surgical adhesions. In addition, because a form of paclitaxel for oncology indications is widely prescribed, it is already known and may be more readily accepted in clinical practice. Furthermore, our experience with the drug and development efforts to date may reduce the cost and increase the speed of our development of the drug for other indications in the future.

The combination of therapeutic agents and implantable medical devices, while not unique, is a relatively recent development in the treatment of disease. We believe that this approach may achieve better clinical results than either drugs or devices may achieve independently.

We are also investigating the potential use of other approved or late-stage development drugs for the treatment of chronic inflammatory diseases.

Target Significant Markets

Our product development efforts are and will continue to be focused on large target markets with significant unmet clinical needs. We have identified numerous specific problems associated with a variety of medical devices and implants and are developing pharmaceutical coatings to improve their performance. For example, in interventional cardiology, the high rate of restenosis in stenting represents a significant unsolved medical problem, as well as a large potential market. In rheumatoid arthritis, despite the recent approval of several compounds for treatment of this disease, we believe that treatment options for these patients are less than ideal.

Pursue Strategic Alliances

We pursue a strategy of developing products to an appropriate stage before executing agreements with strategic collaborators. We identify industry leaders to complete product development, seek regulatory approvals and market and sell our product candidates. We believe this strategy allows us to obtain more favorable economic arrangements than would be available in earlier stage collaborations, while simultaneously allowing us to avoid the significant expense of large scale product development and commercialization. Because our strategic collaborators will be responsible for selling and marketing these products should they be approved, we expect to gain the benefit of their expertise and avoid the cost associated with these activities. We are also better able to pursue multiple product opportunities as a result.

Establish and Maintain a Strong Intellectual Property Portfolio

We are among the first companies to focus on paclitaxel for therapeutic use for indications other than cancer. As a result, we are developing an intellectual property portfolio that we believe should provide protection for a broad range of uses of paclitaxel and similar compounds for chronic inflammatory diseases. We have also filed patent applications for drug delivery compositions and methods of administration to support and protect these uses. Our intellectual property portfolio is also directed to related compounds, including analogs and derivatives of paclitaxel. In addition, we have identified other pharmaceutical compounds which would be suitable for use as medical device coatings or incorporation into biomaterials and have filed patent applications covering these inventions. Recognizing the importance of intellectual property in our industry, we plan to continue to aggressively pursue patent protection in the U.S. and other significant markets, as well as protect trade secrets and know-how.

PACLITAXEL

Paclitaxel is an anti-microtubule agent initially isolated from the bark of the Pacific yew tree. Paclitaxel is the active component in Taxol®, a clinically effective chemotherapeutic agent approved for the treatment of various cancers. The drug is one of the most commercially successful chemotherapeutic agents ever developed.

Together with our research collaborators, we have demonstrated in preclinical studies that paclitaxel has potential for use in chronic inflammatory diseases. As a result of our early work in this area, we are developing an intellectual property portfolio intended to provide broad protection for uses of paclitaxel and similar compounds in the treatment of these diseases. In addition, we are pursuing intellectual property coverage for our polymeric drug delivery formulations.

TECHNOLOGY PLATFORM

AP-1 Pathway

Our technology arose from the discovery of previously unrecognized mechanisms of action for paclitaxel. Together with our research collaborators, we have demonstrated in preclinical studies that paclitaxel inhibits angiogenesis and other processes involved in the development of chronic inflammation. This activity was later shown to be due, in part, to paclitaxel's ability to inhibit the protein complex AP-1. AP-1 is a key regulator of various important genes, including those that involve the production of (i) enzymes that cause tissue destruction, (ii) cytokines associated with chronic inflammation, and (iii) proteins necessary for cell proliferation. We believe that paclitaxel interrupts the AP-1 pathway, making paclitaxel a potentially powerful agent in treating chronic inflammatory diseases.

Polymer Formulations

The second aspect of our technology platform involves the use of polymeric carriers as drug delivery vehicles. Although the toxicity associated with systemic administration of chemotherapeutic agents is acceptable in the treatment of cancer, the use of these drugs in patients with chronic inflammatory disease, either systemically or locally, requires that their side effects be minimized. In the case of systemic applications, we have developed a Cremophor® E.L.-free systemic paclitaxel formulation, PAXCEEDTM, for patients with active, widespread disease. PAXCEEDTM is expected to reduce the incidence of hypersensitivity reactions, which would be undesirable in patients with an autoimmune disease.  In addition, the doses of PAXCEEDTM used for these indications are significantly lower than doses used for chemotherapy.

For local applications, polymeric carriers are used to provide sustained delivery of agents in order to increase drug levels at the disease site, while simultaneously decreasing unwanted distribution of the drug to other parts of the body. This delivery approach is designed to increase efficacy by increasing local drug levels, decrease toxicity by decreasing systemic drug levels and reduce the need for repetitive systemic treatments by sustaining drug delivery at the disease site. The formulations can be manipulated to encapsulate a variety of drugs and release those drugs at variable rates, and can be made into various shapes or consistencies, including pastes, sprays, meshes and coatings, all utilizing polymer technology.

DEVICE APPLICATIONS

Paclitaxel Coated Stents

Market Opportunity.  Balloon angioplasty is one of the most widely used treatments for heart and vascular disease. However, approximately 33% to 50% of patients that have been treated with balloon angioplasty experience renewed narrowing of the treated arteries, or restenosis, within six months of the initial procedure. This complication is often serious enough to necessitate further interventions. Stents have been increasingly used to reduce the incidence of this complication of balloon angioplasty, currently in approximately 60% to 80% of all angioplasty procedures. The estimated 2000 worldwide market for coronary stents was US$2.2 billion. While stents have revolutionized the practice of interventional cardiology, restenosis still occurs within six months in approximately 25% to 40% of all stent procedures. Our stent coating technology is designed to reduce the rate of restenosis associated with stent implantation. We expect to receive royalty income in the future based on sales of paclitaxel coated stents if approved by regulatory authorities and commercialized by our collaborators Boston Scientific and Cook, two multinational stent manufacturers.

Disease Characterization.  The process of restenosis is partially due to thickening of the blood vessel wall as a result of vascular smooth muscle cell, or VSMC, proliferation, VSMC migration into the inner aspect of the blood vessel wall, extracellular matrix deposition and vascular remodeling. These effects are often aggravated by damage to the endothelial lining of the vessel during balloon dilatation and stent implantation. Normal endothelium acts as a barrier that separates the blood elements from the rest of the vessel wall. Consequently, loss or damage to the endothelium, such as occurs during angioplasty procedures, reduces the effectiveness of this barrier, leading to restenosis.

Clinical Status.  Studies conducted by the National Institute of Aging of the National Institutes of Health, or NIH, have demonstrated that paclitaxel has the ability to alter several aspects of the process leading to restenosis, including inhibition of VSMC migration, proliferation, and the effects of certain growth factors on these cells. These altering effects of paclitaxel are seen in vitro at low concentrations, indicating that the dose requirements are low and could be achieved using local drug delivery. Together with our research collaborators, we have demonstrated in preclinical studies that paclitaxel-coated stents, in comparison with uncoated stents, reduced tissue growth by 56% and increased luminal area by 69% in coronary arteries. In February 2000, Cook initiated human clinical studies of paclitaxel-coated coronary stents to establish dosing and safety parameters and Boston Scientific began similar studies in October 2000.

Advancements in the drug-coated stent program began in February 2001 when Boston Scientific completed enrollment in its European TAXUS I trial.  In March 2001, Cook received U.S. Food and Drug Administration permission to begin the first tests of a paclitaxel-coated stent in the United States and reported the first implant in July 2001.  In May 2001, Cook completed enrollment in both its Asian ASPECT and European ELUTES pivotal studies.  Boston Scientific also received approval in May 2001, from the Freiburg Ethics Commission International, or FECI, to initiate TAXUS III-ISR, a feasibility study to evaluate the safety of a paclitaxel-coated stent for the treatment of in-stent restenosis.  In July 2001, Boston Scientific began TAXUS II, a 532-patient, multi-center, international study designed to collect critical information to support regulatory filings for product commercialization in several markets around the world, including a CE Mark in Europe. In September 2001, three highly anticipated trial results from Cook's in-stent restenosis pilot, ASPECT, and TAXUS I were reported.  Cook's in-stent restenosis trial showed 0% restenosis. Cook's ASPECT trial results were also positive with the restenosis rates reduced significantly to only 4%. Boston Scientific's TAXUS I trial reported 0% restenosis and 0% thrombosis and confirmed safety in the group treated with paclitaxel-coated stents.   In November 2001, Cook reported a 3% restenosis rate in patients treated with a paclitaxel coated stent in the ELUTES clinical trial versus a 20% restenosis rate in patients receiving a base metal V-Flex™ stent.

During 2002, we were notified by Cook that they received CE Mark approval for their paclitaxel-eluting version of their V Flex™ Plus PTX Coronary Stent.  The filing makes Cook the first company to submit for regulatory approval anywhere in the world to market a paclitaxel-eluting coronary stent to combat restenosis.

Boston Scientific has also received intercontinental approval (that permits sale in certain countries outside of the U.S., Europe and Japan) to market their paclitaxel-eluting TAXUSTM coronary stent, which is currently being sold in Argentina, Australia, India, Mexico, New Zealand and Singapore. In addition, in January 2003, we were notified by Boston Scientific that they received CE Mark approval for Boston Scientific's paclitaxel-eluting TAXUSTM coronary stent system.  Pivotal studies designed to produce data for submission to regulatory authorities are currently being conducted by Boston Scientific in the U.S. and we expect the first paclitaxel-eluting stent to be on the market in the U.S. by the end of 2003 or early in 2004.

Licensing Arrangements.  In July 1997, we entered into a co-exclusive, worldwide license agreement with Boston Scientific and Cook for endoluminal vascular and gastrointestinal applications, including stents and other drug delivery devices, but excluding vascular grafts and systemic uses. Pursuant to the license agreement, Boston Scientific and Cook each acquired 190,042 common shares for consideration of $2.7 million each. In addition, Boston Scientific and Cook have collectively reimbursed us for US$703,000 in expenditures we have incurred to date under our cooperative research and development agreement with the NIH and The Johns Hopkins University. The companies have also committed to provide minimum levels of funding for research and development and marketing activities, and to make future payments upon achievement of specified clinical and commercial development milestones. The maximum total consideration under the license agreement, including the equity investment and assuming payment of the full amount of all milestones and other financial commitments, is approximately $32 million of which $10.9 million and the equity investment has been received as of September 30, 2002. In addition to this amount, Boston Scientific and Cook will be required to pay royalties on any future product sales covered by the license.

The license agreement requires both companies to pursue clinical and commercial development of the paclitaxel stent coating. If either company fails to achieve regulatory milestones within specified time frames, either we or such company may terminate the license agreement.  Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

On January 6, 2000, and March 10, 2000 we announced that Cook and Boston Scientific, respectively, had filed regulatory documents to initiate clinical studies of a paclitaxel-coated coronary stent and we received a milestone payment of $1.8 million from each of Cook and Boston Scientific.  On February 8, 2002 and June 4, 2002, we received a milestone payment of US$2.05 million each from Cook and Boston Scientific, respectively, for their filing of a CE Mark approval in the European Community.

Under the license agreement, Boston Scientific and Cook are developing their own product candidates independent of, and in competition with, each other. This structure was designed to give each licensee an incentive to proceed with development expeditiously.

We are aware that Cook entered into a series of agreements with Guidant Corporation which, among other things, specified that Guidant would pursue clinical trials on stents that Cook would coat with paclitaxel.  In September 2001, Boston Scientific announced that it had delivered a notice of dispute in accordance with the co-exclusive license agreement with Cook, alleging that Cook’s relationship with Guidant was not permitted under the co-exclusive license.   On February 12, 2002, Cook filed a declaratory judgment action against Boston Scientific, alleging that Cook’s agreements with Guidant to collaborate in the manufacture and distribution of paclitaxel-coated stents were permitted under the license agreement.  Cook also alleged that Boston Scientific’s interpretation of the license agreement, if correct, would constitute an antitrust violation.  On June 13, 2002, the United States District Court granted summary judgment to Boston Scientific, denying Cook’s contract claim.  Cook subsequently dismissed its antitrust claim.  On October 1, 2002, the same Court entered a permanent injunction forbidding Cook from performing under its agreements with Guidant.   On August 7, 2002, the same Court denied Cook’s motion to stay the injunction, pending its appeal.  On November 27, 2002, the appellate court also denied Cook's motion to stay the injunction pending the resolution of its appeal.

On July 30, 2002, Guidant announced that it intended to acquire Cook.  On the same day, Guidant filed an action against Boston Scientific seeking a declaration from the Court that the acquisition of Cook by Guidant would allow Guidant access to our paclitaxel-coated stent technology under the license agreement.  Guidant and Cook moved to consolidate this action with the lawsuit between Boston Scientific and Cook, but the Court denied their motion on October 1, 2002. This lawsuit is currently in the discovery phase.  Guidant, however, indicated on January 2, 2003 that it will not complete the acquisition of Cook.  The continued viability of this lawsuit is therefore in question.  The Court has scheduled a status conference for February 18, 2003.

Dependent upon the Cook appeal and the ongoing litigation between Boston Scientific and Guidant, the above developments could further delay or prevent Cook from obtaining regulatory approvals for its stents.  We have not been named a party in either of the above suits.

Perivascular Wraps

 Market Opportunity.  Peripheral vascular disease, or PVD, is a common circulation problem in which the arteries that carry blood to the legs or arms become narrowed or clogged.  The most common cause of PVD is atherosclerosis.  According to the Society of Cardiovascular & Interventional Radiology, PVD affects about 1 in 20 people over the age of 50, or approximately 8 million people in the United States.  More than half the people with PVD experience leg pain, numbness or other symptoms, such as intermittent claudication, and if not treated correctly, can lead to limb amputation.  Autologous and synthetic grafts are used to bypass these arterial blockages.  Due to the high rate of graft failure attributable to restenosis and the inability to predict which grafts will fail as a result of restenosis, we believe that our peripheral vascular wraps could potentially be used in substantially all new peripheral graft procedures.

Disease Characterization.  Restenosis can occur following any invasive procedure where a blood vessel is injured. The insertion of bypass grafts extending from one artery to another to circumvent arterial blockage is a common surgical procedure, particularly in the leg. These grafts fail principally because of restenosis occurring at the surgical junctions. A major limitation to the broader use of bypass grafts is that when inserted into smaller vessels, such as bypass surgery below the knee, restenosis occurs in almost all cases. Our surgical wraps could potentially prolong the life of the bypass grafts currently being used and expand the possible application into the treatment of smaller vessels.

Development Status.  We are in the final stages of preclinical studies of a paclitaxel surgical implant for the prevention of restenosis associated with surgical vascular procedures. When applied to the outside wall of the vessel, the wrap delivers drug to the blood vessel wall in a targeted manner.  Once preclinical safety studies are completed satisfactorily, we intend to begin human clinical trials towards the end of 2003.

Licensing Arrangements.  In December 1998, we entered into an agreement with Bard granting an exclusive, worldwide license to our technology for peripheral vascular surgical applications, such as peripheral vascular grafts and hemodialysis access grafts. Under this agreement, we are required to jointly conduct clinical development and pursue regulatory approval. Bard has the right to terminate the license at any time upon 60 days prior written notice and we have the right to terminate the license if Bard has failed to file an Investigational Device Exception, or IDE, or equivalent document, with the FDA or an appropriate foreign governmental authority by a specified date. The agreement terminates on the expiration of the last patents covered by the agreement. The maximum total consideration payable to us under this agreement, assuming payment of the full amount of all milestones and financial commitments, is approximately $30 million, of which $3.1 million has been received to date. In addition to this amount, Bard will be required to pay royalties on any future product sales covered by the license.   The agreement may be terminated by us if certain milestones are not met or by Bard after appropriate notice is provided.  Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Other Device Applications

Our proprietary paclitaxel technology has potential application in other device indications. Device coatings may be applied to peripheral stents and stent grafts by Boston Scientific and Cook. The vascular wrap technology will be examined for application in coronary artery bypass surgery. We retain all rights to coronary applications of paclitaxel wraps and to other applications outside of those discussed above.

 We expect to continue to further develop our technology for various potential device applications over the next two to three years. We are committed to fund research and development relating to paclitaxel and other efficacious drugs delivered locally to enhance the performance of medical devices and biomaterials.

We will continue to add to our existing technology through our clinical development programs, internal research and development, and through product acquisition and in-licensing.  On September 27, 2002, we entered into an agreement with Cohesion Technologies, Inc., to acquire Cohesion in an all stock acquisition transaction.  The purchase price is approximately US $42.0 million (including in the money options and warrants), or approximately US $4.05 per common share of Cohesion, subject to adjustment by a "collar" provision with respect to our trading price.  The transaction is expected to close during or before the first calendar quarter of 2003, subject to various regulatory and shareholder approvals.  Upon completion, we will account for this acquisition using the purchase method of accounting.

Cohesion focuses on developing and commercializing proprietary surgical products, including bioresorbable hemostats and biosealants for tissue repair and regeneration, which can increase the effectiveness of, and minimize complications following, open and minimally invasive surgeries.  Cohesion has two products, CoStasis Surgical Hemostat and CoSeal Surgical Sealant, that have CE Mark and FDA approval and a third product, Adhibit surgical adhesion barrier that has CE Mark approval.

PHARMACEUTICAL APPLICATIONS

Rheumatoid Arthritis

Market Opportunity.  Rheumatoid arthritis is a debilitating, chronic inflammatory disease affecting 1% to 2% of the world's population. Although nonsteroidal anti-inflammatory drugs comprise the majority of current rheumatoid arthritis treatment sales, the approval of new disease-modifying anti-rheumatic drugs (DMARDs), such as Immunex's Enbrel®, Aventis' Arava® and Johnson & Johnson's Remicade®, has created dramatic growth in this segment. The 2001 world market for DMARDs was estimated to be in excess of US$900 million. We expect that paclitaxel, if approved, will compete with other approved DMARDs for the treatment of rheumatoid arthritis.

Disease Characterization.  Rheumatoid arthritis causes pain, swelling and destruction of multiple joints in the body and can also result in damage to other organs, such as the lungs and kidneys. Once an individual develops rheumatoid arthritis, it is typically a life-long, progressive disease. Rheumatoid arthritis is difficult to diagnose early because it may begin gradually with subtle symptoms. The American College of Rheumatology has recommended timely initiation of DMARD therapy for any patient with an established diagnosis and ongoing symptoms. Many rheumatologists select methotrexate, a common chemotherapeutic agent, as the initial DMARD, especially for patients with severe disease. More than 50% of patients being treated with methotrexate continue on the drug beyond three years.

Clinical Status.  Together with our research collaborators, we have demonstrated in preclinical studies that paclitaxel impairs several of the processes thought to be involved in the progression of rheumatoid arthritis. In these studies, paclitaxel was more effective than methotrexate in preventing joint damage, as evidenced by x-ray, microscopic and clinical evaluation.

We conducted a phase 1 clinical study for the use of PAXCEEDTM in the treatment of patients with rheumatoid arthritis. The study enrolled 15 patients with advanced disease that had failed treatment with at least one DMARD, such as methotrexate. Patients received either placebo or a dose of 25 mg/m2 or 50 mg/m2 of PAXCEEDTM at monthly intervals for a total of six treatments. Of those patients treated with PAXCEEDTM that completed the study, 25% had a clinical response defined by a series of measures consistent with the American College of Rheumatology's 20% improvement criteria.

In September 2002, we initiated a phase 2 clinical study for the use of PAXCEEDTM in the treatment of patients with rheumatoid arthritis.  The open-label, multi-center study plans to enroll patients between the ages of 21 to 70 years who have failed treatments with at least one DMARD.  The purpose of the study is to determine efficacy with respect to rheumatoid arthritis signs and symptoms, and radiographic progression.  Patients will receive a 75 mg/m2 monthly dose of PAXCEEDTM for a total of 12 doses, followed by a 12-week follow-up period.  The primary objective of the study is to assess efficacy of treatment as measured by the proportion of patients who show a clinical response of 20% improvement in the American College of Rheumatology (ACR) criteria.  For a patient to meet this criteria, the patient must have at least 20% improvement in tender and swollen joint counts and must improve by at least 20% in three of five of the remaining core set measures which include: physician's and patient's global assessment of disease activity, patient's assessment of pain and physical function, and an acute-phase reactant value.  As of January 20, 2003, we have 20 of the expected 50 patients enrolled and expect enrolment completion by the end of June 2003.

We intend to enter into a strategic alliance with a biopharmaceutical company for the development and commercialization of our rheumatoid arthritis program once this product has reached an appropriate stage of development.

Psoriasis

Market Opportunity.  Psoriasis is a chronic inflammatory skin disease characterized by thick, raised lesions. Approximately 6.4 million people in the U.S. suffer from psoriasis. Historically, between 150,000 and 260,000 new cases are diagnosed each year in the U.S. It has been estimated that the annual cost of psoriasis outpatient care in the U.S. is between US$1.6 billion and US$3.2 billion, with an average annual cost per patient estimated between US$1,400 and US$6,700. At present, no known cure exists for psoriasis and current therapies have unsatisfactory efficacy and potentially unacceptable side effects.

Clinical Status.  Together with our research collaborators, we have demonstrated in preclinical studies that paclitaxel has potential for the treatment of psoriasis. The drug has been shown to disrupt inflammation, inhibit angiogenesis, reduce the production of tissue destroying enzymes and block the uncontrolled proliferation of skin cells. Based on these studies, we believe that paclitaxel may be an effective agent for the treatment of psoriasis.

A pilot, open-label phase 2 clinical study is being conducted at the National Cancer Institute in Bethesda, MD, to determine whether systemically administered PAXCEEDTM is safe and efficacious in patients with severe psoriasis.  Patients were treated monthly with PAXCEEDTM at 75 mg/m2 for a total of six doses with a one-month follow-up.  The five patients that completed this study all exhibited a 50% to 75% improvement in their disease severity, and PAXCEEDTM was determined to be safe and well-tolerated in the patient group.  Due to these results, an amendment to the study's protocol was implemented in which four patients received intravenous infusions of 37.5 mg/m2 of PAXCEEDTM once every two weeks for three treatments and then the dose was increased to 50 mg/m2 every two weeks for an additional six doses.  Data is expected in the first quarter of 2003.

We intend to enter into a strategic alliance with a biopharmaceutical company for the development and commercialization of our psoriasis program once this product has reached an appropriate stage of development.

Multiple Sclerosis

Disease Characterization.  Multiple sclerosis is characterized by inflammatory white blood cell infiltration, inappropriate cell proliferation and tissue destruction. Patients experience recurring episodes of neurological deficit followed by remission, with roughly half of all cases progressing to a more chronic phase. Pathologically, this leads to episodic and progressive destruction of the myelin sheath that insulates the nerve cells and promotes transmission of nerve impulses. Although the disease does not normally result in early death or impairment of cognitive functions, it cripples the patient by disturbing visual acuity such as double vision, disturbing motor functions, affecting walking and use of the hands, causing bowel and bladder incontinence and causing spasticity and sensory deficits.

 Clinical Status.  In February 2002, we completed the assessment of a double-blind randomized, placebo-controlled phase 2 secondary progressive multiple sclerosis study.  A total of 174 patients completed the full course and received either placebo or PAXCEED™ at 50 mg/m2 or 75 mg/m2 every 4 weeks for a total of six doses (with a 12-week follow-up period).  The primary objective was to determine the difference in new lesion activity by magnetic resonance imaging (MRI) in the PAXCEED™ treatment groups relative to the control group during the treatment phase.  Clinical endpoints were also measured, including the Expanded Disability Status Scale, or EDSS.  The study failed to meet statistical significance in its primary MRI objective.  Based on this data, we decided to discontinue the secondary progressive multiple sclerosis PAXCEED™ program and all relevant multiple sclerosis initiatives including a phase 1 and phase 2 extension study and the anticipated phase 3 clinical study.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

Patents and other proprietary rights are essential to our business. We file patent applications to protect technology, inventions and improvements to inventions that are considered important. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Furthermore, we endeavor to extend our intellectual property by exclusively licensing patents and patent applications from others and initiating research collaborations with outside sources.

Our patents and patent applications relate to:

•

the use of paclitaxel and other agents for the treatment of chronic inflammatory diseases, such as restenosis (including as a stent coating),  rheumatoid arthritis, psoriasis and multiple sclerosis;

•

compositions of and use of pharmacologic agents as medical device coatings and drug-loaded biomaterials;

•

drug delivery compositions, such as our proprietary systemic formulation, stent coatings and other local drug delivery systems; and

•

methods of administration.

As part of our patent strategy, we have filed several patent applications in Europe.  Pursuant to the European patent review process, several oppositions were filed by third parties against our granted European patent relating to stents and rheumatoid arthritis. After a hearing before the Opposition Division of the European Patent Office in July 2000, a decision was rendered regarding the non-stent related claims.  No formal decision has been rendered with respect to claims relating to stents and methods of using stents. We appealed the decision of the Opposition Division to the Board of Appeal of the European Patent Office.  The Board of Appeal has remanded the case back to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent.  The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.  We cannot assure you that any patent application will result in the issuance of patents or, for patents that are issued, that they will provide adequate protection or will not be circumvented or invalidated. In addition, we cannot assure you that our patents, patent applications and activities do not infringe the proprietary rights of others.

RESEARCH AND PRODUCT DEVELOPMENT

We conduct a majority of our research in-house. Additionally, we have entered into a number of collaborations with researchers specializing in our areas of primary interest. Current collaborations include:

Research Collaborator	Research Institute	Project

Helen M. Burt, BPharm, PhD	University of British Columbia	Drug delivery systems

John Trojanowski, MD, PhD	University of Pennsylvania	Alzheimer's disease
Edward Lakatta, PhD	National Institute of Aging of the National Institutes of Health	Cardiovascular stent coatings
Lindsay Machan, MD, FRCP(C)	Vancouver Hospital and Health Sciences	Interventional radiology applications
Shalaby W. Shalaby, PhD	Poly-Med, Inc.	Perivascular wrap

PROCESS DEVELOPMENT AND MANUFACTURING

We do not intend to establish manufacturing facilities for the commercial production of our product development candidates. Our strategy includes developing, manufacturing and commercializing our products through arrangements with major pharmaceutical, device and biotechnology companies. We will rely on such companies, licensees or other entities for commercial scale manufacturing and marketing of our products. There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that any such parties will be able to develop adequate manufacturing capabilities for commercial scale quantities.

We plan to devote considerable resources to develop procedures and process controls for our product candidates to ensure successful technology transfer for commercial scale manufacturing. We expect that process and assay development performed during preclinical and clinical stages of manufacturing will result in products with the desired ease of use and stability. These activities include scaling up production methods, developing quality control systems, optimizing batch-to-batch reproducibility, testing sterilization methods and establishing reliable sources of raw materials for synthesizing proprietary products.

COMPETITION

We expect to face competition from technologies targeting the same diseases and clinical indications. Some of the companies developing these technologies have substantially greater product development capabilities and financial, scientific, manufacturing, sales and marketing resources and experience than we do.

The medical device, biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. There can be no assurance that developments by others will not render obsolete our products or technologies or that we will be able to keep pace with these technological developments. Some competitive products have an entirely different approach or means to accomplish the desired therapeutic effect than our product candidates. These competitive products could be more effective and less costly than our product candidates.

There are a number of companies developing treatments for restenosis that would be considered to be directly competitive with our technology. In particular, Johnson & Johnson is developing a stent coated with rapamycin which has demonstrated a 0% restenosis rate in a large scale European trial referred to as RAVEL and a 8.9% restenosis rate in a large scale U.S. clinical study referred to as SIRIUS.  RAVEL has been approved for use in the European Community and approval in the United States is expected in the first or second quarter of 2003.  In addition Guidant, Abbott Laboratories, Biocompatibles and Medtronic are all developing drug-coated stents.  Boston Scientific, Guidant, Johnson & Johnson, Medtronic, Novoste, Radiance and others are in various stages of development of radioactivity-based technologies. Successful clinical results, regulatory review and commercialization of any of these technologies could have a material adverse impact on our business. In addition, other companies are developing various other technologies for the reduction of restenosis which will compete with our paclitaxel-based approach should these products be approved.

If we are able to achieve approval of our rheumatoid arthritis treatment, we will also face significant competition in the form of various products either currently approved or in development.  These include COX-2 inhibitors, anti-TNF therapy, chemotherapeutic agents and other drugs.

REGULATORY APPROVAL PROCESS

The development, manufacturing and ultimate marketing of our product candidates and products are subject to regulations relating to the demonstration of safety and efficacy of the products as established by the government authorities in those jurisdictions where these products are to be marketed. Separate regulations apply for medical devices and pharmaceuticals.

In general, the regulatory pathway to product approval includes:

(i)

Preclinical Animal Studies -- These studies evaluate the safety and potential efficacy of a therapeutic drug or medical device and are necessary prior to initiation of human clinical studies.

(ii)

Phase 1 Clinical Studies (pharmaceuticals) or Human Safety Studies (devices) -- These studies test the product in a small number of patients to determine toxicity (safety), maximum dose tolerance and pharmacokinetic properties.

(iii)

Phase 2 Clinical Studies (pharmaceuticals)  -- These studies assess safety and efficacy in a larger patient base.

(iv)

Phase 3 Clinical Studies (pharmaceuticals) or Pivotal Clinical Studies (devices)  -- These studies involve a controlled evaluation in an expanded patient population at multiple sites to determine longer term clinical safety and efficacy. It is from the data of these studies that the benefit/risk relationship is established and the final drug labelling claims are defined.

The appropriate jurisdictional authority must review results from each clinical step before we can progress to the next phase. Results of these controlled clinical studies are detailed in the filing of a New Drug Application for pharmaceuticals or a Pre-Market Application for devices, together with detailed information related to the drug or device and the manufacturing process.

HUMAN RESOURCES

We employ 60 people, 23 of whom hold advanced degrees in science and business, including 13 with PhD or MD degrees. Of our total work force, 41 employees are engaged in or directly support research and development activities and 19 are engaged in, finance and corporate administration activities. In addition, we have contractual arrangements with scientists at various research and academic institutions. All personnel or their institutions execute confidentiality agreements with us.

FACILITIES

In September 2002, we re-located our laboratory and administrative offices to 1618 Station Street, Vancouver, B.C., Canada. We currently lease approximately 52,100 square feet for research and development, legal, clinical and regulatory affairs, quality assurance and administration.   We have entered into a long-term lease arrangement for this space through 2012.  In addition, the Company's wholly-owned subsidiary, Angiotech Pharmaceuticals (US) Inc., has leased approximately 4,500 square feet of administrative offices in North Bend, Washington.  We believe that these facilities are suitable and adequate for our present and foreseeable needs.  We also conduct research and development at our collaborators' facilities.

RISK FACTORS

You should consider carefully the following information about these risks, together with the other information contained herein. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.

Risks Related to Our Business

Any failure to obtain and protect intellectual property could adversely affect our business.

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others or having others infringe our rights. We have filed and are actively pursuing patent applications in Canada, the U.S. and other jurisdictions. The patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health related patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. There can be no assurance that:

•

patent applications will result in the issuance of patents;

•

additional proprietary products developed are patentable;

•

patents issued will provide adequate protection or any competitive advantages;

•

patents will not be successfully challenged by any third parties; or

•

the patents of others will not impede our (or our collaborators') ability to commercialize our technology.

The drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, we do not know whether others will not independently develop similar products or technologies or, if patents are issued to us, design around any patented products developed by us, which could affect our potential to generate revenues and harm our results of operations.

Another uncertainty is that the publication of discoveries in the scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we, or another licensor was the first creator of inventions covered by issued patents or pending patent applications or that we, or another licensor, was the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all.

Several oppositions were filed by third parties against our granted European patent relating to stents and rheumatoid arthritis. These oppositions asserted a number of grounds, including patents and scientific articles, that are alleged as prior art to our granted European patent. After a hearing before the Opposition Division of the European Patent Office in July 2000, a decision was rendered holding several of the non-stent related claims invalid.  No formal decision has been rendered with respect to claims relating to stents and methods of using stents. We appealed the decision of the Opposition Division to the Board of Appeal of the European Patent Office.  The Board of Appeal has remanded the case back to the Opposition Division for further consideration of the claims which were granted by the European Patent Office.  An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

We do not know whether the patents that we have received, or may be able to obtain in the future, would be held valid or enforceable by a court or whether a competitor's technology or product would be found to infringe such patents.

Our intellectual property includes trade secrets and know-how and may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Our ability to operate could be hindered by the proprietary rights of others.

A number of pharmaceutical, biotechnology and medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or intellectual property rights. As a result of the opposition and appeal currently proceeding before the Board of Appeal of the European Patent Office, we are aware of other parties with intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Such conflicts could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties' patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we will be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our principal product candidates. Any such success may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by our competitors and others. Our involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•

pay substantial damages;

•

cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

•

expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

•

discontinue processes incorporating infringing technology; or

•

obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we do not obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent and Trademark Office, or other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favorable.

We are dependent on our relationships with our strategic collaborators for the development and the potential commercialization of our products, and additional strategic collaborations may be necessary for the development of our products, the terms of which may harm our business and dilute our shareholders.

Our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our product candidates. To date, we have entered into collaborations for the potential development and commercialization of our product candidates with several medical device firms and licensees and have initiated collaborations with a number of research organizations. We are currently dependent on Boston Scientific and Cook to develop and market our coronary and peripheral stents and on CR Bard to develop and market our peripheral vascular wrap. We may not be able to establish additional collaborations on favorable terms, if at all, which may harm our future business prospects and results of operations.

We do not know whether our current collaborative arrangements will result in successfully commercialized products. Our collaborators may fail to successfully develop or commercialize our product candidates to which they have rights for a number of reasons, including:

•

failure of a collaborator to continue its funding, research, development and commercialization activities;

•

the pursuit or development by a collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs; and

•

the preclusion of a collaborator from developing or commercializing any product, through, for example, litigation or other legal action.

We are aware that Cook arranged to have Guidant pursue clinical trials on paclitaxel coated stents obtained from Cook. Boston Scientific initiated a lawsuit challenging Cook’s arrangement with Guidant, and has successfully obtained an injunction against the use by Cook of any clinical data or technologies developed by Guidant under its arrangement with Cook. These adverse developments could delay or prevent Cook from obtaining regulatory approvals for its stents. Guidant has also filed suit against Boston Scientific seeking a declaration that its intended merger with Cook should allow Guidant access to Cook’s rights under Cook’s license agreement with us. Any delay or failure by Cook to receive regulatory approval for its stents would impair Cook’s ability to commercialize them. If Cook cannot successfully commercialize its stents that utilize our technologies, our business could be harmed.

Additional collaborative agreements may be necessary for the development of our products. These additional agreements may obligate us to exercise diligence in bringing product candidates to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could harm our business. We may also be obligated to make royalty payments on the net sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

In addition we may issue equity securities in connection with any collaboration. If we issue common shares, shareholders would have their equity holdings diluted.  If we issue preference shares to collaborators, the holders of the preference shares could have rights senior to those of the holders of common shares. If we issue debt to collaborators, the debt holders would have rights senior to holders of our common shares to make claims on our assets and the terms of any debt could restrict our operations, including the ability to pay dividends on our common shares.

We have a limited sales and marketing staff and need to further develop marketing and sales capabilities to successfully commercialize our products.

We have limited experience in marketing and selling our products and Cohesion has only recently initiated a significant direct marketing and sales capability in the United States. In order to achieve commercial success for our approved products, we will have to develop an effective marketing and sales force or enter into further arrangements with third-parties to market and sell our products. If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to further develop and expand our direct sales and marketing force or enter into additional arrangements with other companies to market and sell our products will reduce our ability to generate revenues.

We are an early stage biotechnology company.

We were incorporated in 1989 and began operations in 1992 and are an early stage company. While our strategic partners have commercialized some of our product candidates, a commitment of substantial resources by us and our collaborators to conduct research and development and clinical studies will be required if we are to complete the development and commercialization of any further product candidates. There can be no assurance that any of our product candidates will meet all applicable regulatory standards, obtain all required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed, or that the investment made in such product candidates will be recouped through sales or related royalties. However, even if we commercialize further product or products, our business strategy may not be successful.

We have a history of net losses and may not achieve or maintain profitability.

We began operation in 1992 and have incurred a loss from operations in all of the years of our existence. As of September 30, 2002, our accumulated deficit was approximately CDN $60.3 million and we expect such losses to increase as we continue research, development and clinical studies and eventually seek regulatory approvals for the sale of our product candidates. For the year ended September 30, 2002, we incurred losses of approximately CDN $20.1 million. We expect to continue to incur substantial losses for the foreseeable future, until and unless strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenue to fund continuing operations. We cannot predict if profitability will ever be achieved and, if it is, whether or not it will be sustainable.

Our ability to achieve and maintain profitability will depend on, among other things, the market acceptance of any product candidates that receives regulatory approval. Our ability to achieve commercial success for any of our products will depend on a number of factors, including whether or not:

•

the products will be more effective than alternative treatments;

•

side effects of the products will be acceptable to doctors and patients;

•

the products will be convenient to administer;

•

the products will be sold at a competitive price, with sufficient reimbursement available from government insurers and other third party payors; and

•

we will be able to obtain sufficient licensing revenue for our products.

If we fail to raise the capital necessary to fund our operations, we will be unable to advance our development programs and complete our clinical studies.

We have raised approximately $191.6 million, net of offering costs, from the sale of equity securities since incorporation through September 30, 2002. Developing product candidates and conducting clinical studies for a particular disease indication is costly, and we intend to conduct clinical studies for several different indications simultaneously, which will increase our costs. We may need to raise additional capital to:

•

fund operations;

•

fund clinical studies;

•

continue the research and development of product candidates; and

•

commercialize products.

Additional financing may not be available on acceptable terms, if at all. If we raise funds by issuing more equity securities, holders of our common shares will experience dilution. If we issue preference shares, the holders of the preference shares could have rights senior to those of common shares. If we raise funds by incurring debt, the debt holders would have rights senior to holders of our common shares to make claims on our assets and the terms of any debt could restrict our operations, including an ability to pay dividends on our common shares.

If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical studies. We may also be forced to license technologies to others that we would prefer to develop internally.

On September 30, 2002, we had approximately $136.4 million in cash, cash equivalents and short-term investments. We believe that we have sufficient capital to fund our operations through at least 2004. However, our business and operations may consume financial resources faster than anticipated and we may need to raise capital sooner than anticipated due to a number of factors, including:

•

an increase in the number, size, duration or complexity of clinical studies;

•

slower than expected progress in developing product candidates;

•

higher than expected costs to obtain regulatory approvals; and

•

higher than expected costs to protect our intellectual property rights.

In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms, if at all.

Acquisition of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any other acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•

exposure to unknown liabilities of acquired companies;

•

higher than anticipated acquisition costs and expenses;

•

effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•

the difficulty and expense of integrating the operations and personnel of the companies;

•

disruption of our ongoing business;

•

diversion of management's time and attention;

•

failure to maximize our company's financial and strategic position by the successful incorporation of acquired technology;

•

the inability to implement uniform standards, controls, procedures and policies;

•

loss of key employees and customers as a result of changes in management;

•

the incurrence of amortization expenses; and

•

possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult.  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

Further, your holding in our company will be diluted if equity securities are issued in connection with any acquisition.  If significant acquisitions are made for a cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments.  If we issue preference shares to collaborators, the holders of the preference shares could have rights senior to those of the holders of common shares. If debt is used to finance acquisitions, the debt holders would have rights senior to holders of common shares to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on common shares.  Acquisition financing may not be available on acceptable terms, if at all.

We must receive regulatory approval for each of our product candidates before they can be sold commercially in North America or internationally, which can take significant time and be very costly.

The manufacture and sale of medical devices and human therapeutic products in Canada, the U.S. and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

•

approval of manufacturing facilities and practices;

•

controlled research and testing of products;

•

review and approval of submissions containing manufacturing, preclinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

•

control of marketing activities, including advertising and labeling.

The product candidates currently under development by us will require significant development, preclinical and clinical testing and investment of significant funds prior to their commercialization. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful or that regulatory approvals will be received.

Product candidates currently under development by us include a systemic psoriasis treatment, a systemic rheumatoid arthritis treatment and a vascular wrap, each of which is in various stages of development and none of which have received FDA approval. Our systemic psoriasis treatment is currently in a pilot phase 2 clinical study. Our systemic rheumatoid arthritis treatment is in a phase 2 clinical study, and our vascular wrap is undergoing preclinical testing.

We have entered into an agreement with Boston Scientific and Cook to develop and market paclitaxel coated coronary, peripheral and gastrointestinal stents using our technology. None of Boston Scientific’s or Cook’s stents have received FDA approval. The Cook coronary stent has received CE Mark approval. The Cook peripheral stent is currently in preclinical studies in the U.S. The Boston Scientific coronary stent is currently being sold in Argentina, Australia, India, Mexico, New Zealand and Singapore, and has received CE Mark approval. The Boston Scientific coronary stent is currently in approval studies in the U.S., and the Boston Scientific peripheral stent is currently in preclinical studies.

Obtaining regulatory approvals for our product candidates will require the investment of significant additional funds.

Our potential product candidates may not reach the market for a number of reasons, including:

•

negative, inconclusive or otherwise unfavorable results from clinical development programs;

•

a sufficient number of patients may not enroll in studies;

•

significant delays in clinical development programs;

•

significant increases in the costs of clinical studies;

•

the possibilities that the product candidates will be found to be ineffective or cause harmful side effects during pre-clinical testing or clinical studies;

•

failure to receive necessary regulatory approvals;

•

difficulty in manufacturing on a commercial scale at an acceptable cost;

•

failure to achieve market acceptance; or

•

non-commercialization due to the proprietary rights of third parties.

In addition, we will rely on third-party clinical investigators to conduct our clinical studies and, therefore, we will not control every aspect of these activities. Third parties may not complete testing activities on schedule, or may not conduct clinical studies in accordance with regulatory requirements. The failure of these third parties to carry out their contractual duties could delay or prevent the development and commercialization of our product candidates.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, our prospects, business, financial condition and results of operations may be materially and adversely affected and could cause the price of our common shares to decline substantially.

We depend heavily on the success of product candidates based upon preclinical formulations. If we are unable to achieve regulatory approval for these product candidates, we will be unable to generate revenues and our stock price may decline.

We have invested a significant portion of our time and financial resources since our inception in the development of product candidates based upon paclitaxel formulations for the treatment of chronic inflammatory and angiogenesis-dependant diseases. We anticipate that, for the foreseeable future, our ability to generate revenues and achieve profitability will be solely dependent on the successful commercialization of product candidates based upon our paclitaxel formulations for the treatment of chronic inflammatory and angiogenesis-dependant diseases, such as rheumatoid arthritis, where inflammation and growth of new blood vessels play a prominent role. All of our product candidates are in clinical studies and are based upon our paclitaxel formulations. The FDA may not consider paclitaxel formulations to be appropriate candidates for an expedited approval process should we or our collaborators choose to seek it. Accordingly, any of our product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain approval. We have limited clinical data on our paclitaxel formulations. Future clinical studies may not demonstrate that paclitaxel based product candidates are safe and effective. In addition, we or the FDA might delay or halt clinical studies of our product candidates for various reasons, including:

•

paclitaxel may not appear to be more effective than current therapies;

•

paclitaxel may have unforeseen adverse side effects;

•

the time required to determine whether paclitaxel is effective may be longer than expected;

•

we may not be able to produce sufficient quantities of its paclitaxel formulations to complete the studies; or

•

an inability to manufacture paclitaxel in commercial quantities and at acceptable cost.

Due to our significant reliance on paclitaxel, we may never generate revenues from the sales of our paclitaxel based product candidates, or achieve profitability, if there is any delay or halting of clinical studies, for any reason, which could cause the price of our stock to decline substantially.

Even if some of our product candidates receive regulatory approval, those products may still face subsequent regulatory difficulties.

If we receive regulatory approval to sell any of our product candidates, regulatory agencies may, nevertheless, limit the categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. Regulatory agencies may also require expensive post-approval studies. If previously unknown problems with a product candidate or our manufacturing and laboratory facility are discovered or we fail to comply with applicable regulatory approval requirements, a regulatory agency may impose restrictions on that product or on us, including the requirement to withdraw the product from the market, close the facility or pay substantial fines.

Even if we receive approval for the marketing and sale of our product candidates, they may never be accepted by the market.

Many factors may affect the market acceptance and commercial success of our products. For example, factors that may affect the market acceptance and commercial success of product candidates include:

•

product labeling or product insert required by the FDA or other regulatory agencies;

•

the cost-effectiveness and the availability of insurance or other third-party reimbursement, in particular U.S. Medicare and Medicaid;

•

the timing of market entry of products relative to competitive products;

•

the extent and success of marketing and sales efforts; and

•

the rate of adoption by physicians and by the target patient population.

Further, we cannot be certain that our products will gain commercial acceptance among physicians, patients and health care payers, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques. Additional factors in achieving market acceptance may include:

•

an ability to address competition from U.S. and international medical device, pharmaceutical and biopharmaceutical companies;

•

successfully developing an effective direct marketing and sales force; and

•

forming strategic partnerships and manufacturing cost-effective products.

A failure to achieve significant market acceptance of our products will harm our prospects, business, financial condition and results of operations.

We currently face and will continue to face significant competition.

Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, manufacturing, sales and marketing resources and experience than we will. Some of these competitors include Johnson & Johnson, Guidant Corporation, Abbott Laboratories, Biocompatibles International plc, Boston Scientific Corporation, Medtronic, Inc., Ethicon, Inc., Tyco Healthcare Group, Baxter Healthcare Corporation, Haemacure Corporation, Genzyme Biosurgery, a division of Genzyme Corporation, and Lifecore Biomedical, Inc, among others. Other companies may:

•

develop and patent products earlier than us;

•

obtain regulatory approvals for such products more rapidly; or

•

develop more effective or less expensive products.

While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that:

•

research and development by others will not render our technology or product candidates obsolete or non-competitive;

•

treatments or cures developed by others will not be superior to any therapy developed by us, or

•

any therapy developed by us will be preferred to any existing or newly developed technologies.

Our product candidates could become obsolete as a result of rapid technological change.

The biotechnology, pharmaceutical and medical device industries are subject to rapid and substantial technological change. A majority of the product candidates being developed by us and our collaborators involve the use or delivery of paclitaxel. We may not be able to keep pace with technological developments or developments by other companies that could render our product candidates or technologies non-competitive. Other companies have developed, and will continue to develop, technologies that could be the basis for competitive products. Some of these technologies and products have an entirely different approach or means of accomplishing the desired therapeutic effect, and could be more effective and less costly than our product candidates.

We may incur significant costs complying with environmental laws and regulations.

Our research and development processes involve the use of hazardous and radioactive materials. We will be subject to federal, provincial, local and other laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

We have no experience manufacturing products on a commercial basis.

Our only manufacturing experience is in producing drug substances for clinical studies. To be successful, our product candidates will have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We do not currently have facilities for the commercial production of our product candidates under development and must rely on third party suppliers to provide paclitaxel formulation. We have obtained the paclitaxel formulation necessary for our product candidates from Natural Pharmaceuticals, Inc. and from Indena SpA (Italy). We intend to contract with these or other third party manufacturers to produce commercial quantities of our potential products but we do not know whether:

•

satisfactory arrangements with such parties will be reached;

•

such arrangements will be successful on an ongoing basis;

•

sufficient sources of supply will be available; or

•

contractors will be able to develop adequate manufacturing capabilities for commercial scale quantities.

 We may elect to perform manufacturing operations internally. Developing our own commercial scale manufacturing facilities would require raising substantial additional funds and the hiring and retention of additional management and technical personnel who have the necessary manufacturing experience.

All manufacturing facilities must comply with applicable regulations and there can be no assurances that approval will be obtained for these sites. In addition, whether we or our contractors provide the manufacturing operations, there may be uncertainty as to whether or not we or our contractors will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for its products will harm our prospects, business, financial condition and results of operations.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the biotechnology field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement for them.

Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and we do not know whether adequate third party coverage will be available for us to realize an appropriate return on our investment in product development, which could harm our results of operations.

Product liability or other claims against us may result in substantial damages or reduce demand for our product candidates.

Medical devices and human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. There can be no assurance that we will be able to obtain or maintain sufficient liability or other insurance coverage for any of our proposed clinical studies or product sales. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our product candidates. A product liability claim, a threat that such a claim would be brought against us or a product withdrawal could have a material adverse effect upon our reputation and business, and may also result in an increase in our insurance premiums.

We may incur losses associated with foreign currency fluctuations.

Our operations are in some instances conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. In addition to the Canadian dollar, we currently conduct some operations in US dollars. Exchange rate fluctuations may reduce our future operating results.

We currently present our consolidated financial statements in Canadian dollars and expect to continue to report our operating results and financial position in Canadian dollars.

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

Our common shares have been, and are likely to continue to be, highly volatile. For example, in the last 24 months, shares of our common stock traded on the Nasdaq National Market and the Toronto Stock Exchange have closed at a high of US $57.25 and CDN $90.80 respectively, and at a low of US $32.63 and CDN $49.33, respectively. Our share price could fluctuate significantly in the future for the following reasons:

•

a failure to successfully combine Cohesion and us or otherwise achieve the desired benefits of the acquisition;

•

future announcements concerning us and our competitors;

•

quarterly variations in operating results;

•

the introduction of new products or changes in product pricing policies by us or our competitors;

•

an acquisition or loss of significant customers, distributors and suppliers;

•

changes in earnings estimates by analysts;

•

changes in third-party reimbursement practices;

•

regulatory developments;

•

developments in the litigation between Boston Scientific, Cook and Guidant; or

•

fluctuations in the economy or general market conditions.

In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for our common shares to decline, including after the acquisition of Cohesion. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company's securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management's attention and resources could be diverted from operating our business in order to respond to the litigation.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

We were formed under the laws of British Columbia, Canada. Substantially all of our assets are located outside the U.S. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the U.S. As a result, it may be impossible for you to affect service of process within the U.S. upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a court in the U.S. based upon civil liability provisions of the U.S. federal securities laws. No treaty exists between the U.S. and Canada for the reciprocal enforcement of foreign court judgments.

Laws and provisions in our memorandum and articles and shareholder rights plan could delay or deter a change in control.

Our memorandum and articles allow the issuance of preference shares. The board of directors may set the rights and preferences of any series of preference shares in its sole discretion without the approval of the holders of our common shares. The rights and preferences of the preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. In addition, under the Company Act (British Columbia), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least three-quarters of the votes cast by our shareholders or, in some cases, holders of each class of shares. In some cases, a business combination must be approved by a court. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their common shares provided they have followed the required procedures. There are at present no preference shares outstanding.

In addition, we adopted a shareholder rights plan which provides for substantial dilution to an acquiror unless either the acquiror makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by our board of directors.

Furthermore, all of our executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months' severance pay in the event of a change of control of our company.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in our company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders and could limit the price that investors are willing to pay in the future for our common shares.

Risks related to the Cohesion Acquisition

Integration of the two businesses may be difficult to achieve, which may adversely affect operations.

The Cohesion acquisition involves risks related to the integration and management of technology, operations and personnel of two companies. We and Cohesion have different technologies, products and business operations that have operated independently. The integration of our business and Cohesion's business will be a complex, time-consuming and expensive process and may disrupt our businesses and adversely affect our operating results if not completed in a timely and efficient manner. Following the acquisition, we and Cohesion must operate as a combined organization utilizing common information and communications systems, operating procedures, financial controls and human resources practices. To date, we have no experience integrating acquired companies.

We may encounter substantial difficulties, costs and delays in integrating Cohesion's operations, including:

•

potential conflicts between business cultures;

•

adverse changes in business focus perceived by third-party constituencies;

•

potential conflicts in distribution, marketing or other important relationships;

•

an inability to implement uniform standards, controls, procedures and policies;

•

a failure to effectively integrate research and development efforts; and

•

the loss of key employees and/or the diversion of management’s attention from other ongoing business concerns.

If we fail to integrate the businesses successfully, our results could decrease because we may not achieve the operating efficiencies that we hoped to obtain from the acquisition. In addition, Cohesion is headquartered in Northern California and we are headquartered in Vancouver, British Columbia, Canada. The geographic distance between the companies and our respective offices and operations and the consolidation of operations may increase the risk that the integration will not be completed successfully or in a timely and cost-effective manner. Our management may not be successful in overcoming these risks or any other problems encountered in connection with the integration of the companies.

The costs to complete the acquisition are substantial. These costs and the manner of accounting for the acquisition may affect our reported results of operations.

It is anticipated that we and Cohesion will incur approximately US $1.6 million to US $2.0 million of costs in connection with the acquisition. This includes costs associated with combining the businesses of the two companies, such as integration and restructuring costs, costs associated with the consolidation of operations and the fees of financial advisors, attorneys and accountants. We may also recognize a number of expenses prior to the closing of the acquisition, which may increase operating costs. Some of these costs are expected to be charged to expense in the period incurred, increasing our loss for that period. The remaining costs, consisting primarily of fees and expenses paid to financial advisors, attorneys and accountants, will be a component of the purchase price and will be allocated to the net identifiable assets acquired and any excess will be attributed to goodwill. Goodwill is required to be tested for impairment at least annually and we will be required to record a charge to earnings in any period that impairment of goodwill is determined.

Our management may not be able to effectively control the costs associated with the integration of the two companies. These costs may also be higher than anticipated. If integration costs are not managed effectively or if they are higher than anticipated, then operating costs may be higher than anticipated and our stock price could decline.

A substantial portion of these costs will be incurred whether or not the acquisition is completed.

If we do not successfully integrate Cohesion or the acquisition’s benefits do not meet the expectations of investors or financial or industry analysts, the market price of our common shares may decline.

The market price of our common shares may decline as a result of the acquisition for many reasons, including:

•

the integration with Cohesion is not completed in a timely and efficient manner;

•

the perceived benefits of the acquisition are not achieved as rapidly as, or to the extent anticipated by, financial or industry analysts;

•

our assumptions about Cohesion’s business model and operations, considered on a stand-alone basis, may prove incorrect;

•

the effect of the acquisition on our financial results is not consistent with the expectations of financial or industry analysts; or

•

our significant shareholders following the acquisition decide to dispose of their shares because the results of the acquisition are not consistent with their expectations.

Failure to complete the acquisition could negatively impact the market price of our common shares.

 If the acquisition is not completed for any reason, we will be subject to a number of material risks, including:

•

the provision in the acquisition agreement which provides that under specified circumstances we could be required to pay Cohesion a termination fee of US $1.7 million plus expenses, up to a maximum of US $250,000, incurred in connection with the acquisition;

•

the market price of our common shares may decline to the extent that the current market price of such shares reflects a market assumption that the acquisition will be completed;

•

costs related to the acquisition, such as legal and accounting fees and a portion of the investment banking fees, must be paid even if the acquisition is not completed;

•

benefits that we expect to realize from the acquisition, such as the potentially enhanced competitive position of the combined company, would not be realized; and

•

the diversion of management attention from our day-to-day business, reduction in capital spending and the unavoidable disruption to our employees and our relationships with customers and suppliers, during the period before completion of the acquisition, may make it difficult for us to regain our financial and market position if the acquisition does not occur.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information.  Our financial statements are prepared in accordance with Canadian generally accepted accounting principles.  These principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 13 of our consolidated financial statements for the year ended September 30, 2002, which are incorporated by reference in this Annual Information Form.

	Year Ended September 30,
(In thousands of Canadian dollars)	2002	2001	2000 (1)	1999 (1)	1998
			[Restated]	[Restated]
Consolidated Statements of Loss and Deficit:
Revenue
License, option and research contract fees	$7,322	$1,123	$4,765	$689	$734
Royalty revenue	8	0	0	0	0
	____________	_________	________	________	_______
	7,330	1,123	4,765	689	734
	____________	_________	________	________	_______
Expenses
Research and development	16,311	15,114	9,608	9,487	5,563
General and administration	12,104	7,336	4,357	3,543	2,993
Amortization	3,141	2,112	1,655	1,158	405
	____________	_________	________	________	_______
	31,556	24,562	15,620	14,188	8,961
	____________	_________	________	________	_______
Operating loss	(24,226)	(23,439)	(10,855)	(13,499)	(8,227)

Other Income (Expense)
Foreign exchange gain (loss)	629	5,976	3,285	(153)	241
Investment and other income	3,454	9,136	5,925	1,200	1,255
	____________	_________	________	________	_______
Total other income	4,083	15,112	9,210	1,047	1,496
	____________	_________	________	________	_______
Loss for the year	$(20,143)	$(8,327)	$(1,645)	$(12,452)	$(6,731)
Total Assets	$151,565	$162,703	$165,929	$35,364	$27,508

(In thousands of Canadian dollars)	As at September 30,
	2002	2001
Balance Sheet:
Cash, cash equivalents, and short-term investments	$136,350	$156,094
Working capital	128,407	151,922
Total assets	151,565	162,703
Deficit	(60,269)	(40,126)
Total shareholders' equity	139,412	156,928

Note:

(1)

As restated – see Note 3 to the 2002 Consolidated Financial Statements.  Effective July 1, 2001, we changed our accounting policy for recognizing license, option and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. Upfront fees and payments received are deferred and amortized into revenue on a straight-line basis over the estimated period of our ongoing involvement, as described in note 2 in our 2002 consolidated financial statements.  Previously, we recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.  This change has been applied retroactively and all prior periods reported herein have been adjusted accordingly.

The following table summarizes selected financial information for the last eight quarters ending September 30, 2002:

Quarter Ended (1)
(In thousands of Canadian dollars except per share information)	09/30/02	06/30/02	03/31/02	12/31/01	09/30/01	06/30/01	03/31/01	12/31/00
Total Revenue	$154`	$3,285	$3,461	$422	$604	$173	$173	$173
Net (loss) profit	(1,928)	(8,593)	(6,411)	(3,211)	(492)	(6,629)	1,274	(2,480)
(Loss) profit per share	$(0.12)	$(0.55)	$(0.41)	$(0.21)	$(0.03)	$(0.43)	$0.08	$(0.16)

Note:

(1)

The selected quarterly financial information has been restated for the effect of implementing the accounting policy for recognizing license and research contract fees.

CAPITALIZATION

The following table sets forth our capitalization.

(In thousands of Canadian dollars, except share information)	Authorized	Outstanding at September 30, 2002

Long-term Debt		$Nil
Shareholders' Equity
Preference shares – Class I	50,000,000	Nil
Common Shares	200,000,000	199,607(1)
		(15,731,867 shs)(2)
Contributed Surplus		74
Deficit		(60,269)
Total Shareholders Equity(3)		$139,412

Notes:

(1)

After deducting share issue costs.

(2)

Excludes 2,472,593 common shares reserved for issuance upon the exercise of options granted to certain of our executive officers, directors, employees, and consultants, and 2,500 common shares reserved for issuance pursuant to certain licensing agreements.

(3)

See Note 11 to our consolidated financial statements for a description of commitments under operating leases.

Holders of common shares are entitled to receive notice of, attend and vote at any meeting of our shareholders, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of preference shares, the holders of common shares are entitled to receive on a pro-rata basis dividends as our Board of Directors may declare out of funds legally available for such dividends. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preference shares. The common shares carry no pre-emptive or conversion rights.

DIVIDEND POLICY

We have never declared or paid any cash or share dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash or share dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The quarterly information as required for the eight most recently completed quarters ending at the end of our fiscal year September 30, 2002, is found in Selected Financial Information contained in this Annual Information Form.

Reference is made to the Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, which accompanies our consolidated financial statements contained in the Annual Report.  The MD&A is incorporated by reference in this Annual Information Form.

MARKET FOR SECURITIES

Our common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "ANP" and on the NASDAQ National Market under the trading symbol "ANPI".

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, office and principal occupation of each of our directors and executive officers.  Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director's election or appointment.  Each officer holds office at the pleasure of the Board of Directors.

Name and Municipality of Residence	Position with the Company	Principal Occupations Within the Past Five Years

William L. Hunter, MD Vancouver, B.C.	President, Chief Executive Officer, and Director	Sept/02 to present – President & CEO, Angiotech; Aug/98 to Sept/02 -- Chairman & CEO, Angiotech; Jan/97 to Aug/98 – CSO & CEO, Angiotech; Nov/92 to present -- Director
David M. Hall Vancouver, B.C.	Chief Financial Officer, Corporate Secretary and Treasurer

Mar/02 to present – Chief Financial Officer, Corporate Secretary & Treasurer;

Jan/99 to Mar/02 -- Senior Vice President, Finance, Corporate Secretary & Treasurer, Angiotech;

Mar/94 to Dec/98 -- Vice President, Finance, Corporate Secretary & Treasurer, Angiotech

Name and Municipality of Residence	Position with the Company	Principal Occupations Within the Past Five Years

Jeanne M. Bertonis, MBA Melrose, Massachusetts	Vice President, Corporate Development

May/00 to present – Vice President, Corporate Development, Angiotech;

May/98 to May/00 -- Senior Director, Corporate Development, Genzyme Corporation;

Sept/93 to Apr/98 -- Senior Manager, Business Development, Guidant Corporation

David D. McMasters, ESQ North Bend, Washington	Vice President, Intellectual Property and General Counsel

Dec/00 to present – Vice President Intellectual Property & General Counsel, Angiotech;

2000 – Managing Director and CEO,  Seed Intellectual Property Law Group PLLC;

1998 to 1999 Managing Partner, Seed and Berry

1995 to 1999 – Partner, Seed and Berry

Rui Avelar, MD, CCFP, DIP SPORT MED Vancouver, B.C.	Vice President, Investor Relations

Dec/01 to present – Vice President, Investor Relations, Angiotech;

Sept/00 to Dec/01 – Biotechnology Analyst, Haywood Securities;

Sept/99 to present – Team Physician, Vancouver Canucks Hockey Club;

Sept/92 to July/00 – Self-employed physician

John McDermott, MBA(2)(3) Chandler, Arizona	Director	Sept/99 to present -- Director ; Apr/02 to present – President, Bard Peripheral Vascular, a Division of C.R. Bard, Inc.; Feb/90 to Apr/02-- President, IMPRA Inc.
Kenneth Galbraith, CA(1)(2) White Rock, B.C.	Director	Mar/00 to present – Director; Oct/00 to present – President, Gigha Consulting Ltd.; May/96 to Oct/00– Senior Vice President & Chief Financial Officer, QLT Inc.
David Howard (1)(2)(3) North Vancouver, B.C.	Director

Sept/02 to present – Chairperson;

Mar/00 to present – Director;

May/00 to present – President & CEO, SCOLR, Inc.

July/97 to May/00 – President & COO, Novopharm International;

July/97 to May/00 – President, Novopharm USA

Hartley T. Richardson (1)(3) Winnipeg, MB	Director	July/02 to present – Director; 1998 to present -- President & CEO, James Richardson & Sons, Limited; 1993 to 1998 – President, James Richardson & Sons Limited
Donald E. Longenecker, PhD Blaine, Washington	Director	Sept/02 to present -- Retired Jan/97 to Sept/02 -- President & COO, Angiotech; Jan/97 to present -- Director

Notes:

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee.

(3)

Member of the Nominating and Governance Committee.

Directors and officers of our company beneficially owned, directly or indirectly, 364,606 common shares representing 2.3% of the outstanding common shares as at January 20, 2003.

Executive Officers and Directors

The following are brief biographies of our senior management team and directors.

William L. Hunter, MD, President, CEO, and Director.  William Hunter is a founder and a member of our scientific and management teams. Dr. Hunter has co-authored many peer-reviewed publications and abstracts, funded research grants and numerous patents and patent applications since 1992. Dr. Hunter is active in the Science Council of British Columbia and serves as a director of Vigil Health Management Inc. and of The Michael Smith Foundation for Health Research. Dr. Hunter received his BSc from McGill University, Montreal in 1985 and his MSc, with a focus on angiogenesis, and MD from the University of British Columbia in 1989 and 1992, respectively.  Dr. Hunter has earned numerous awards including the 2002 BC Biotech Vision and Leadership Award, the 2001 Pacific Region Entrepreneur of the Year Award for Technology and Communications, British Columbia Science & Technology Award for Industrial Innovation, Business in Vancouver's Top 40 under 40, as well as the Caldwell Partners Canada's Top 40 under 40.

David M. Hall, BA, BComm, Chief Financial Officer.  David Hall has been an officer with us since 1994. Mr. Hall was previously the Corporate Development Officer for ID Biomedical Corporation, a research analyst for a Canadian investment dealer, and an equity portfolio manager for a large Canadian insurance company. Mr. Hall received his BA in Economics (Honours) and BComm in Finance (Honours) from the University of Manitoba in 1975 and 1977, respectively.

Jeanne M. Bertonis, MBA, Vice President, Corporate Development. Ms. Bertonis joined us in May 2000.  She has over a decade of experience building high profile pharmaceutical and medical device companies.  She previously served as Senior Director, Corporate Development at Genzyme Corporation where she spearheaded strategic projects and acquisitions for Genzyme Corporate and several core groups, focusing on the surgical and pharmaceutical divisions.  Prior to Genzyme, Ms. Bertonis held the position of Senior Manager, Business Development with Guidant Corporation.  She also has additional experience in business and research positions from other large pharmaceutical and biopharmaceutical companies including Eli Lilly & Company and Biogen, Inc.  Ms. Bertonis holds a Master of Management Degree from J.K. Kellogg Graduate School of Northwestern University, a Master of Science Degree in Zoology from the University of Massachusetts and a Bachelor of Arts Degree in Biology from Vassar College.

David D. McMasters, ESQ, Vice President, Intellectual Property and General Counsel. Mr. McMasters joined us in December 2000 from one of the leading U.S. intellectual property law firms, Seed Intellectual Property Law Group (previously Seed and Berry), where he most recently served as the firm's Managing Director and CEO.  For over a decade with Seed, Mr. McMasters specialized in biotechnology and chemical patent matters as well as related litigation.  He is responsible for overseeing all legal matters pertaining to the organization including patent, copyright and intellectual property matters, as well as the coordination of any legal matters handled by outside counsel.  Mr. McMasters received his BSc in Microbiology and Immunology from the University of Washington and his J.D. from Northwestern University.  He is a member of the Washington State Bar and is registered to practise before the U.S. Patent and Trademark Office.

Rui Avelar, MD, CCFP, DIP SPORT MED, Vice President, Investor Relations.  Dr. Avelar joined us in December 2001.  He is responsible for representing our company to the investment community and promoting and explaining current and developing products to the financial sector.  He will also provide advice and counsel regarding integrated investor, public and media relations strategies.  Dr. Avelar has spent the last year and a half as a research analyst in the biotechnology industry.  Dr. Avelar studied Microbiology, Biochemistry and Cell Biology as an undergraduate, and obtained his MD from the University of Toronto in 1989.  He is a member of the College of Physicians and Surgeons of British Columbia and Academy of Sports Medicine.

John McDermott, MBA, Director.  John McDermott joined the board of directors in September 1999.  Mr. McDermott is the President of Bard Peripheral Vascular, a Division of C.R. Bard, Inc. Bard Peripheral Vascular is a medical device company focused on treatments for vascular and venous disease, dialysis access and maintenance and cancer detection.  C.R. Bard, Inc. entered into an exclusive, worldwide license and co-development agreement with us in December 1998 for perivascular paclitaxel for peripheral vascular applications.

Kenneth H. Galbraith, CA, Director.  Kenneth Galbraith joined our Board of Directors in March 2000.  Mr. Galbraith is the President of Gigha Consulting Ltd., a technology consulting and investment management company, formed in October 2000.  Previously, he was employed by QLT Inc., a biotechnology company where he progressed to the position of Executive Vice President and Chief Financial Officer during his 12 year tenure.  Mr. Galbraith is a director of several private and public biotechnology companies, including Kinetek Pharmaceuticals Inc, Micrologix Biotech Inc, Stressgen Biotechnologies Corporation and Neuro Discovery Inc.  He is a former founding Director and Chairman of B.C. Biotechnology and a former Chair of one of Canada’s Centres of Excellence Networks, the Canadian Bacterial Diseases Network.  Mr. Galbraith is currently a director of The Michael Smith Foundation for Health Research and the Fraser Health Authority.  Mr. Galbraith received his Bachelor of Commerce (Honours) from the University of British Columbia in 1985 and was admitted as a Chartered Accountant in B.C. in 1988.

David T. Howard, Chairperson of the Board, Director.  David Howard joined our Board of Directors in March 2000 and became Chairperson of the Board of Directors in September 2002.  Mr. Howard is President and Chief Executive Officer of SCOLR, Inc.  Prior to this, Mr. Howard was President & Chief Operating Officer of Novopharm International of Toronto, Ontario.  He has held numerous other positions with the Novopharm group of companies.

Hartley T. Richardson, Director.  Hartley Richardson joined the Board of Directors in July 2002.  Mr. Richardson is the President and Chief Executive Officer of James Richardson & Sons, Limited, a private company founded in 1857 and headquartered in Winnipeg, Manitoba.  Mr. Richardson also serves as a Director of the Royal Bank of Canada, DuPont Canada Inc., MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Asia Pacific Foundation of Canada, and the Business Council of Manitoba.  Other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

Donald E. Longenecker, PhD, Director.  Donald Longenecker joined us in January 1996 and became President in January 1997. Dr. Longenecker retired in September 2002.  Dr. Longenecker has over 25 years experience as a leader in pharmaceutical and biotechnology companies from discovery stage to fully integrated commercial organizations, including Senior Vice President, Operations of Viagene, Inc. He was also a Reviewing Physiologist/Pharmacologist with the U.S. Food & Drug Administration. Dr. Longenecker received his BSc in Animal Science from Iowa State University in 1964 and his MSc and PhD in Reproductive Physiology from the University of Missouri in 1965 and 1968, respectively.

ADDITIONAL INFORMATION

Controls and Procedures

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in our annual report on Form 40-F.  As part of the such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure material information with respect to us and our subsidiaries is made known to them and that they have evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days prior to filing our annual report.  Disclosure controls and procedures ensure that information required to be disclosed by us in our annual report is recorded, processed, summarized and reported, within the time periods required. We have adopted or formalized such controls and procedures as we believe are necessary and consistent with our business and internal management and supervisory practices.

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) on January 23, 2003, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken.

Additional Information

Additional information relating to us may be found on SEDAR at www. sedar. com and on EDGAR at www.sec.gov.  Upon request being made by any person to our Corporate Secretary, we shall provide to that person the following:

(a)

when our securities are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus has been filed in respect of a distribution of our securities:

(i)

one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference in this Annual Information Form;

(ii)

one copy of our comparative consolidated financial statements for our most recently completed financial year that have been filed with applicable securities regulators, together with the accompanying report of the auditors, and one copy of any of our most recent interim consolidated financial statements that have been filed with applicable securities regulators for any period after the end of our most recently completed financial year;

(iii)

one copy of our Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)

one copy of any other documents that are incorporated by reference into any preliminary short form prospectus or any short form prospectus and are not required to be filed under paragraph (a) (i), (ii) or (iii) above; or

(b)

at any other time, one copy of any other document referred to in paragraph (a) (i), (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not one of our security holders.

Additional information, including directors and officers remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our Management Proxy Circular for our annual general meeting which is to take place March 3, 2003.  Additional financial information is provided in the consolidated financial statements for our most recently completed financial year.  Copies of the Management Proxy Circular, Consolidated Financial Statements and the Annual Report may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia V6A 1B6 (telephone: (604) 221-7676; facsimile: (604) 221-2330).

Signatures

Signatures Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement [annual report] to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:

ANGIOTECH PHARMACEUTICALS, INC.

By (Signature and Title):

/s/ David M. Hall_________________

David M. Hall, Chief Financial Officer

Date:

January 29, 2003

SARBANES-OXLEY SECTION 302(A) CERTIFICATION

I, William L. Hunter, certify that:

1. I have reviewed this annual report on Form 40-F of Angiotech Pharmaceuticals, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  January   29,2003

/s/ William L. Hunter, Chief Executive Officer

SARBANES-OXLEY SECTION 302(A) CERTIFICATION

I, David M. Hall, certify that:

1. I have reviewed this annual report on Form 40-F of Angiotech Pharmaceuticals, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  January  29,2003

/s/ David M. Hall, Chief Financial Officer

EXHIBIT LIST

1.

The following documents were previously submitted to the Commission on Form 40-F and 40-F/A, and are included herein by reference:

(a)

Annual Information Form filed February 21, 2002; and

(b)

Amended Annual Information Form filed March 5, 2002.

2.

The following documents, which were previously submitted to the Commission on Form 6-K, are included herein:

(a)

Amended Management's discussion and analysis of financial condition and results of operations for the year ended September 30, 2002 filed December 26, 2002; and

(b)

2002 annual comparative consolidated financial statements for the year ended September 30, 2002 and 2001, including reconciliation with United States generally accepted accounting principles, together with the auditor's report thereon filed December 10, 2002.

3.

A Rule 425 filing was previously submitted to the Commission, and is included herein by reference and dated September 30, 2002 – Angiotech announces agreement to acquire Cohesion Technologies, Inc.

4.

A Form F-4 filing was previously submitted to the Commission, and is included herein by reference and dated October 10, 2002.

5.

An Amendment No. 1 to Form F-4 filing was previously submitted to the Commission, and is included herein by reference and dated December 6, 2002.

6.

An Amendment No. 2 to Form F-4 filing was previously submitted to the Commission, and is included herein by reference and dated December 27, 2002.

7.

The following documents were previously submitted to the Commission on Form 6-K, and are included herein by reference:

(i)

Dated February 27, 2002 – Angiotech announcement that phase 2 multiple sclerosis clinical study fails to meet primary objective.

(ii)

Dated March 7, 2002 – Angiotech announces promotion of David Hall to Chief Financial Officer.

(iii)

Dated March 12, 2002 – Angiotech partner, Cook consolidates its US paclitaxel-eluting stent program to support Achieve™ stent launch.

(iv)

Dated March 22, 2002 – Angiotech partner, Boston Scientific announces preliminary results of its TAXUS III paclitaxel-eluting stent clinical trial.

(v)

Dated March 25, 2002 – Angiotech partner, Boston Scientific receives FDA approval for U.S. clinical trial of its paclitaxel-eluting coronary stent system.

(vi)

Dated April 2, 2002 – Angiotech partner, Boston Scientific announces first human use in U.S. of its paclitaxel-eluting coronary stent system.

(vii)

Dated May 3, 2002 – Angiotech partner, Boston Scientific announces FDA authorization for full enrolment of TAXUS IV clinical trial.

(viii)

Dated May 10, 2002 – Angiotech partner, Cook initiates new in-stent restenosis trial in Europe.

(ix)

Dated May 14, 2002 – Release of financial results for second quarter ended March 31, 2002.

(x)

Dated May 23, 2002 – Angiotech partner, Cook reporting positive one year results from ELUTES study.

(xi)

Dated May 23, 2002 – Angiotech partner, Boston Scientific announces final results of TAXUS III clinical trial and approval to market in limited commercial launch.

(xii)

Dated May 24, 2002 – Announces retirement of two senior officers.

(xiii)

Dated June 4, 2002 – Receipt of second milestone payment from Boston Scientific.

(xiv)

Dated June 4, 2002 – Angiotech partner, Boston Scientific announces progress made in TAXUS IV U.S. clinical study – 1,172 patients enrolled.

(xv)

Dated June 13, 2002 – Angiotech grants two year licence extension to its corporate partner, Cook.

(xvi)

Dated June 18, 2002 – Angiotech partner, Boston Scientific announces filing for CE Mark approval to market its TAXUS™ paclitaxel-eluting stent system.

(xvii)

Dated July 29, 2002 – Final insider reports for two retired senior officers.

(xviii)

Dated July 29, 2002 – Appointment of Hartley T. Richardson as new member to the Board of Directors.

(xix)

Dated August 1, 2002 – Angiotech partner, Cook agrees to $3 billion acquisition offer.

(xx)

Dated August 13, 2002 – Release of financial results for the third quarter ending June 20, 3003.

(xxi)

Dated September 3, 2002- Angiotech partner, Cook receives CE Mark approval for its paclitaxel-eluting AHCIEVE™ coronary stent in the European Community.

(xxii)

Dated September 5, 2002 – Angiotech partner, Cook receives CE Mark Approval for the Cook V-Flex Plus ptx Coronary Stent.

(xxiii)

Dated September 24, 2002 – Angiotech initiates phase 2 clinical study in Rheumatoid Arthritis.

(xxiv)

Dated September 26, 2002 – Angiotech partner, Boston Scientific announces final results of its TAXUS II drug-eluting stent clinical trial.

(xxv)

Dated September 30, 2002 – Angiotech partner, Boston Scientific announces 30-day safety data from its TAXUS IV drug-eluting stents clinical trial.

(xxvi)

Dated September 30, 2002 – Angiotech announces agreement to acquire Cohesion Technologies, Inc.

(xxvii)

Dated October 2, 2002 – Court issues ruling on data injunction in Boston Scientific – Cook dispute.

(xxviii)

Dated October 4, 2002 – Agreement and Plan of Reorganization by and among Angiotech Pharmaceuticals, Inc., Chardonnay Acquisition Corp., a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc. and Cohesion Technologies, Inc. dated September 27, 2002 and Form of Voting Agreement; Form of Voting Agreement between Angiotech Pharmaceuticals, Inc. and certain affiliates of Cohesion Technologies, Inc.

(xxix)

Dated October 7, 2002 – Angiotech partner, Boston Scientific announces that the U.S. District Court upholds ruling on data injunction in Boston Scientific – Cook dispute.

(xxx)

Dated October 16, 2002 – Angiotech announces board and management changes.

(xxxi)

Dated November 19, 2002 – Angiotech partner, Boston Scientific announces 30-day safety data for the complete study population of TAXUS IV drug-eluting stent clinical trial.

(xxxii)

Dated December 10, 2002 – Release of financial results for the fourth quarter and fiscal year ended September 30, 2002.

(xxxiii)

Dated December 10, 2002 – Management's Analysis and Discussion of Financial Conditions and Results of Operations for the year ended September 30, 2002.

(xxxiv)

Dated January 6, 2003 – Angiotech partner, Cook announces that it will not be completing the previously announced merger agreement with Guidant Corporation.

(xxxv)Dated January 15, 2003 – Release of final results of vascular wrap GLP study.

(xxxvi)Dated January 16, 2003 – Angiotech partner, Boston Scientific announces completed enrolment of its TAXUS VI clinical trial.

(xxxii)

Dated January 20, 2003 – Angiotech proposes stock split.

(xiii)

Dated January 22, 2003 – Angiotech partner, Boston Scientific provides 2003 and 2004 opportunities for its paclitaxel-eluting stent technology licensed from Angiotech.

99.1

906 Certification by William Hunter, CEO and David Hall, CFO

Exhibit 2 (a)

ANGIOTECH PHARMACEUTICALS, INC.

Year ended September 30, 2002

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel.  Products using our drug-coated stent technology have been approved for commercial sale in Europe, and other countries outside of the regulated markets of the United States and Japan, by our licensees, Cook, Incorporated (“Cook) and Boston Scientific Corporation (“BSC”).  We expect at least one of our licensees to receive FDA approval in fiscal 2003 or early fiscal 2004.

We are conducting Phase II clinical studies investigating the use of PAXCEED TM (Micellar Paclitaxel for Injection) in the treatment of patients with severe psoriasis and rheumatoid arthritis.  The Pilot Phase II clinical study for severe psoriasis was completely enrolled as at September 30, 2002 and results are expected in the first half of fiscal 2003.  For the rheumatoid arthritis Phase II clinical study, three of the expected 50 patients were enrolled by September 30, 2002 and completed enrolment is expected by the end of June 2003.

We continue to add to our existing technology through our clinical development programs, internal research and development, and through product acquisition and in-licensing.  On September 27, 2002, we entered into an agreement with Cohesion Technologies, Inc. (“Cohesion”) to acquire Cohesion in an all stock merger transaction.  The purchase price is approximately US $42.0 million (including in the money options and warrants), or approximately US $4.05 per common share of Cohesion, subject to adjustment by a ‘collar’ provision with respect to our trading price. The transaction is expected to close in the second quarter of fiscal 2003, subject to various regulatory and shareholder approvals.  Upon completion, we will account for this acquisition using the purchase method of accounting.

Cohesion focuses on developing and commercializing proprietary surgical products, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration, which can increase the effectiveness of, and minimize complications following, open and minimally invasive surgeries. Cohesion has two products that have CE Mark and FDA approval; CoStasis Surgical Hemostat and CoSeal Surgical Sealant.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 13 to our consolidated financial statements for the year ended September 30, 2002. These accounting principles require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates.  Areas of significant estimates include amortization of capital and intangible assets, and recognition of deferred revenue.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition

•

Research and development costs

•

Intangible assets

Revenue recognition

Our revenue to date has primarily been derived from license fees which are comprised of initial fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement.

In our fourth quarter of fiscal 2002, royalty revenue commenced from the commercial sale of drug-coated stents in certain countries outside of the regulated markets of Europe, the United States and Japan.  We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

In September 2002 we capitalized approximately $2.4 million in milestone expenditures due to certain licensors upon the European marketing approval (CE mark) of our stent technology as these amounts related to proven technology.  This amount will be amortized over the expected life of the technology.

Under U.S. GAAP, research and development expense also includes the cost to purchase rights to unproven technology which may not have alternate future uses.  Under Canadian GAAP the purchase cost of such rights is generally capitalized as an intangible asset. Details of the difference between Canadian and U.S. GAAP are provided in Note 13 to the consolidated financial statements for the fiscal year ended September 30, 2002.

Intangible assets

Our intangible assets are comprised of purchased medical technologies, including those acquired in exchange for the issuance of equity instruments issued by the Company.  We amortize medical technologies on a straight line basis over the estimated life of the technologies, which is generally 5 to 7 years.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Changes in Accounting Policies

Effective July 1, 2001, we changed our accounting policy for recognizing license and research contract fees to be consistent with U.S. GAAP as clarified by Staff Accounting Bulletin 101 (SAB 101) “Revenue Recognition in Financial Statements”, which was issued by the U.S. Securities and Exchange Commission (SEC) in December 1999.  Upfront fees and payments received from licensing transactions are deferred and amortized into revenue on a straight-line basis over the estimated period of our ongoing involvement, as described in Note 2 to the consolidated financial statements for the fiscal year ended September 30, 2002.  Previously, we recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.  The change has been applied retroactively and all prior periods reported herein have been adjusted accordingly.  (See Note 3 to the consolidated financial statements for the fiscal year ended September 30, 2002).

Results of Operations

For the year ended September 30, 2002 ("fiscal 2002"), we recorded a net loss of $20.1 million ($1.29 per share).  These results compare with a net loss of $8.3 million ($0.54 per share) and $1.6 million ($0.11 per share) for the fiscal years ended September 30, 2001 ("fiscal 2001") and 2000 ("fiscal 2000"), respectively.  The results of operations for fiscal 2002 were in line with our expectations for the year.  We have incurred annual operating losses since inception.  Future profitability will depend upon the commercial success of our products in major markets worldwide and the achievement of product development objectives.  As at September 30, 2002, we had an accumulated deficit of $60.3 million.

Revenues

Total revenues for fiscal 2002 increased to $7.3 million compared to $1.1 million for fiscal 2001 and $4.8 million for fiscal 2000.  The current year increase is primarily due to the receipt of $6.4 million in milestone payments from Cook and BSC, two of our licensees.  These milestone payments arose upon Cook filing for regulatory approval to market a coated stent using our licensed technology in Europe, and upon the initiation of commercial sales by BSC of the product in certain countries outside of the regulated markets of Europe, the United States and Japan. There were no milestone payments received in fiscal 2001. Fiscal 2000 was the first year we received milestone payments for our out-licensed technologies. All revenue for fiscal 2000 to fiscal 2002 has been earned by our medical device coatings/implant business segment.

Amortization of deferred revenue related to upfront license fees increased by $194,000 to $884,000 for the current fiscal year, compared to $690,000 and $272,000 respectively for fiscal 2001 and 2000.  In addition, commencement of royalty income from one of our collaborators under the drug-coated stent co-exclusive license began in the last quarter of fiscal 2002 resulting in $8,000 in royalty revenue.

We expect to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.  License and research contract revenue will fluctuate from year to year and cannot be predicted.  We also expect royalty revenue to increase in fiscal 2003.  However, as commercial sales have just recently begun in Europe and other world markets, we are not able to estimate future royalty amounts.

Expenditures

Research and development

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates and accordingly, we track expenditures by these two categories.  We generally do not track our historical research and development costs by project; rather, we track such costs by the type of cost incurred.  For this reason, we cannot accurately estimate with any degree of certainty and therefore do not report our historical costs for any particular research and development project.

For fiscal 2002, 2001 and 2000 approximately 63%, 53% and 58%, respectively, of our research and development expenditures were spent in preclinical research and development projects and 37%, 47% and 42%, respectively,  were spent on clinical development programs.

In fiscal 2002, research and development expenditures increased to $16.3 million as compared to $15.1 million in fiscal 2001 and $9.6 million in fiscal 2000.  The 8% increase is largely due to increased  license and royalty payments, product manufacturing and growth in research and development staffing and staffing expenses, offset by decreased clinical trials expenses.  License and royalty payments increased to $2.8 million in fiscal 2002 from $97,000 in fiscal 2001 due to certain milestone achievements by our corporate partners during the year.   We expended $2.3 million in fiscal 2002 on the purchase of paclitaxel, contract manufacturing and consumables versus $1.3 million in fiscal 2001, the increase being mostly attributable to bulk purchases of paclitaxel and GMP contract manufacturing of PAXCEED TM for on-going clinical trials.  Research and development staffing costs rose from $3.9 million in fiscal 2001 to $4.8 million in fiscal 2002 due to increased staffing and staffing costs. Clinical trial expenditures decreased by $3.4 million from $5.2 million in fiscal 2001 to $1.8 million in 2002, primarily due to the completion of the secondary progressive multiple sclerosis clinical trial program in February 2002.  This program was discontinued due to failure of the Phase II study to meet statistical significance in its primary MRI objective.  In total, the decrease in clinical trial expenditures largely offsets the increased research and development expenditures disclosed above.  All other research and development expenditures, being primarily comprised of patent and external preclinical costs, were comparable to fiscal 2002.

Research and development expenses in fiscal 2001 increased by 57% from fiscal 2000, primarily due to the increased expenditures associated with the secondary progressive multiple sclerosis study. Of the 57% increase in research and development expenditures, $1.0 million was incurred on paclitaxel purchases and contract manufacturing and $2.4 million on clinical trial costs for our secondary progressive multiple sclerosis programs. As well, salaries and benefits increased by $1.3 million due to a 33% increase in research and development personnel full time equivalents largely utilized in our therapeutic business. The remaining $0.8 million was due to increased general research and development expenditures incurred on preclinical activities.

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for severe psoriasis and rheumatoid arthritis programs. We believe that research and development expenses for fiscal 2003 will increase mainly due to the advancement into the clinic of our perivascular wrap program and collaborative research and development on new potential products from the planned Cohesion acquisition. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

General and administrative expenses

General and administrative expenses for fiscal 2002 increased by 65% to $12.1 million compared to fiscal 2001 expenditures of $7.3 million.  The largest increment came from a $2.9 million increase in external professional services related to merger and acquisition due diligence, corporate and securities counsel, and tax planning.  Salaries and benefits increased $1.1 million from $3.6 million in fiscal 2001 to $4.7 million in fiscal 2002.  A large part of the increase in salaries and benefits was related to one time retirement accrual expenses incurred on the retirement of a senior executive.  The remaining increases in expenses is related to expanded corporate activities related to a growing corporate entity and occupancy costs.

General and administrative expenses for fiscal 2001 were 68% higher compared to fiscal 2000.  Of the 68% increase, $1.1 million was due to an increase in salaries, benefits and recruitment costs and a 29% increase in the number of administrative personnel, and $1.4 million on external professional services for strategic business initiatives and corporate structuring. The remaining $0.5 million was due to a general increase in operating costs and travel costs associated with business development.

For fiscal 2003, a moderate increase in general and administrative expenses is expected as activities increase in support of our expanded research, product development and business development operations and activities on a worldwide basis.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we undertake during fiscal 2003.

Amortization

Amortization expense relates to the amortization of property and equipment and medical technologies.  For fiscal 2002, amortization expense increased by $1.0 million, or 49%, compared to fiscal 2001.  This increase primarily relates to the acquisition of medical technology in September 2001, for which a full year of amortization was taken in fiscal 2002.  For fiscal 2001, amortization expense increased by approximately $0.5 million compared to fiscal 2000.  The increase in amortization expense in fiscal 2001 is due to a full year of amortization on the related capital additions in fiscal 2000.

We believe that amortization expense for fiscal 2003 will increase over that of fiscal 2002 due to the amortization of capital asset and intangible asset additions incurred in fiscal 2002.

Segment Reporting

We operate in two segments: medical device coatings/implants and therapeutics.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred. Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants segment and our Phase II clinical programs for severe psoriasis and rheumatoid arthritis in our therapeutics segment.

The discussion of the overall results of operations for the fiscal years 2002, 2001 and 2000 as described above can be summarized by our segments as detailed below.

During fiscal 2002, the net loss for the year for medical device coatings/implants increased from $6.3 million to $7.1 million as a result of an increase in preclinical research and development activities and license and royalty payments, and a corresponding increase in the allocated general and administration costs, and offset by a $6.2 million increase in revenues attributable to the milestone payments received from our corporate partners as compared to fiscal 2001. During fiscal 2001, the net loss increased to $6.3 million from $0.2 million due to increased activity in preclinical research and development activities, resulting in an increase in the allocation of general and administration costs and offset by a $3.6 million decline in revenues received from corporate partners as compared to fiscal 2000.

For therapeutics during fiscal 2002, the net loss for the year decreased from $14.6 million to $10.7 million as compared to fiscal 2001 mainly due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002.  This also resulted in a lower allocation of general and administration expenses.  During fiscal 2001, the net loss increased from $9.4 million to $14.6 million as compared to fiscal 2000 mainly as a result of the costs incurred for the Phase II clinical study for secondary progressive multiple sclerosis and a corresponding increase in the allocation of general and administration expenses

The increase in non allocable corporate expenses from fiscal 2000 to fiscal 2001 and from fiscal 2001 to fiscal 2002 reflects the increase over that period in costs associated with strategic business initiatives and corporate structuring, including external professional services for merger and acquisition due diligence and related matters.

Investment and Other Income

A net foreign exchange gain of $629,000 was recorded during fiscal 2002 as compared to a net foreign exchange gain of $6.0 million for fiscal 2001 and a net foreign exchange gain of $3.3 million for fiscal 2000.  The net foreign exchange gains were attributable to the effect of the strengthening U.S. dollar (in comparison to the Canadian dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate increased from 1.58 to 1.59 during fiscal 2002, from 1.51 to 1.58 for fiscal 2001 and from 1.47 to 1.51 in fiscal 2000.  As at September 30, 2002, approximately $0.7 million of the current net foreign exchange gain related to the U.S. dollar-denominated short-term investments was unrealized.  We expect continued fluctuation in the Canada/U.S. dollar exchange rates during the 2003 fiscal year.  See "Liquidity and Capital Resources".

Investment and other income of $3.5 million for fiscal 2002 decreased by $5.7 million compared to fiscal 2001.  This decrease is primarily due to the decline in market yields available on short term investments, declining to an average investment yield of 2.4% for the year ended September 30, 2002 from 5.9% for the same period in 2001, together with a decrease in the balance of cash and cash equivalents and short-term investments.  Interest income in fiscal 2001 increased by $3.2 million as a result of higher cash balances throughout the year as compared to fiscal 2000, even though the average investment return decreased marginally to 5.9% for fiscal 2001 from 6.1% in fiscal 2000.  The Company expects that interest income will continue to fluctuate in relation to cash balances and interest yields.  See "Liquidity and Capital Resources".

Liquidity and Capital Resources

Since inception, we have financed technology acquisitions, research and development activities and capital expenditures primarily from public and private sales of equity securities, proceeds from the licensing of our technology, milestone payments, contract revenue from collaborative research and development agreements with industry partners, funding through government grant programs and interest income. Through September 30, 2002, we had received approximately $193.9 million in net proceeds from the issuance of our equity securities.

At September 30, 2002 we had working capital of approximately $128.0 million and cash resources, comprising cash and cash equivalents and short-term investments in the amount of $136.4 million. In aggregate, our cash resources decreased by $19.7 million from $156.1 million at September 30, 2001.  At September 30, 2002, we retained approximately $104.1 million (U.S. $65.6 million) denominated in U.S. currency compared to approximately $124.4 million (U.S. $78.8 million) at September 30, 2001.

Cash used in operating activities was $15.0 million in fiscal 2002 compared to $9.8 million in 2001 and $6.1 million in 2000.  The annual increases in cash used primarily reflect the increase in our net loss for each year, after adjustments for items not involving cash, to $18.3 million in 2002, compared to $9.4 and $3.4 in fiscals 2001 and 2000 respectively.  Net changes in non-cash working capital items provided cash of $3.3 million in 2002 compared to a use of $0.4 million in cash in 2001 and $2.7 million in 2000.  The changes in non-cash working capital items each year primarily reflects the decrease in accrued interest on short-term investments and changes in accounts payable and accrued liabilities.  Included in accounts receivable at September 30, 2002 was $0.7 million for leasehold inducements which was not reflected in the net change in non-cash working capital items or in investing activities. Also, included in accounts payable at September 30, 2002 were amounts relating to capital assets and medical technologies in the amounts of $1.8 million and $2.4 million respectively, which were also not reflected in the net change in non-cash working capital items or in investing activities.

Net cash provided by investing activities was $24.0 million for fiscal 2002 and $6.5 million for fiscal 2001.  Proceeds on maturing short-term investments, net of purchases, were $28.7 million in 2002, compared to $7.3 million in 2001.  This change was due to increased cash requirements to fund current year operating activities in comparison to the prior year.  Cash used in investing activities of $125.0 million in fiscal 2000 was primarily the result of purchasing $157.7 million in short-term investments in that year.  The funds were available for short-term investments due to a public offering in March 2000 which resulted in $128.0 million in net proceeds.

Additions to capital assets in 2002 were $8.3 million, of which $1.8 million was included in accounts payables and accrued liabilities at year end, compared to $0.6 million in 2001.  The current year additions primarily relate to leasehold improvements and office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $2.5 million, of which $1.8 million was received by year end and an additional $0.7 million was receivable at year-end.  The leasehold inducement was deferred and will be amortized over the lease term of 10 years and will be offset against rent expense.

Medical technologies acquired during fiscal 2002 amounted to $2.7 million.  Of this amount, $0.3 million was due to the increase in fair value of warrants that vested, and were exercised in November 2001.  $1.6 million of the fair value of these warrants was capitalized in fiscal 2001.  An additional $2.4 million in medical technologies was capitalized in September 2002 which reflects the payments due to certain licensors upon the European approval of our stent technology.  This amount was paid in November 2002.

Net cash provided by financing activities was $2.3 million in fiscal 2002, compared to $2.4 million in 2001 and $129.2 million in 2000.  The fiscal 2002 and 2001 financing activities were a result of proceeds received from the issuance of common shares on the exercise of stock options though our Employee Stock Option Plan.  In 2001, $0.7 million was received on the exercise of stock options by employees and $128.4 million was received in net proceeds from the U.S. share offering completed in March 2000.

We have no relationships with any “special purpose” entities and we have no commercial commitments with related parties.  The only contractual obligations that we have are in the form of operating leases and future research and development expenditures.

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities.  At September 30, 2002, we had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates to June 2003, selected based on the expected timing of future expenditures for continuing operations.  If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 2002, the fair value of the portfolio would decline by an immaterial amount.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses.  With a significant portion of our current cash resources denominated in U.S. dollars, a sudden or significant change in foreign exchange rates could have a material effect on our future operating results or cash flows.  If the Canadian dollar were to increase in value by 5% against the U.S. dollar, an unrealized foreign currency translation loss of approximately $5.2 million would occur.  We purchase goods and services in both Canadian and U.S. dollars and to-date, earn a significant portion of our license and milestone revenues in U.S. dollars.  Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

At September 30, 2002, we provided a valuation allowance equal to our future tax asset due to not having established a pattern of profitable operations for income tax reporting purposes.

We expect that our available cash resources, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to satisfy the funding of existing product development programs, and other operating and capital requirements through  the next several years.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent. Two of our proprietary product candidates, PAXCEEDTM for severe psoriasis and rheumatoid arthritis, are in Phase II clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over 3 to 5 years. However, the duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and costs therefore cannot be estimated.

Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

Recent Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) issued a new Handbook Section 3062 and the Financial Accounting Standards Board has issued a similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets will not be subject to amortization but instead will be assessed for impairment on at least an annual basis. Intangible assets with a finite life will continue to be amortized over their useful lives. Section 3062 will be effective for our fiscal year beginning October 1, 2002. We do not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

Effective October 1, 2002, we will adopt the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments and will implement the disclosure only provision for stock options granted to employees. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The standard encourages the use of a fair value based method for all other awards granted to employees, but other methods of accounting for such stock options granted to employees can be used. However, if a method other than the fair value based method is used to account for awards granted to employees, the Company must provide pro forma net loss and loss per share information as if the fair value method had been used.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Statements regarding the proposed transaction between us and Cohesion, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about our or Cohesion managements’ future expectations, beliefs, goals, plans or prospects should also be considered to be forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance .

Additional factors relating to the Cohesion transaction include: the inability to consummate the transaction; the inability to obtain all necessary regulatory and shareholder approvals; the inability to successfully integrate Cohesion’s operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties;  and difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined companies development efforts.

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for the next several years, our funding needs may vary depending upon a number of factors including: the acquisition of Cohesion; progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights and technological and market developments. Consequently, we may need to raise substantial additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Managements’  Responsibility  for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young, LLP conduct an independent examination, in accordance with Canadian and U.S. generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/William Hunter

/s/David Hall

William Hunter

David Hall

President and CEO

CFO

Exhibit 2 (b)

Consolidated Financial Statements

Angiotech Pharmaceuticals, Inc.

September 30, 2002 and 2001

AUDITORS’ REPORT

To the Shareholders of

Angiotech Pharmaceuticals, Inc.

We have audited the consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as at September 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

As discussed in note 3 to the financial statements, effective July 1, 2001, the Company retroactively changed its accounting policies for revenue recognition.

Vancouver, Canada,

/s/ Ernst & Young LLP

November 7, 2002.

Chartered Accountants

Angiotech Pharmaceuticals, Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

As at September 30

	2002	2001
	$	$

ASSETS
Current
Cash and cash equivalents [note 5]	14,533	3,210
Short-term investments [note 5]	121,817	152,884
Amounts receivable	1,051	180
Prepaid expenses and deposits	519	511
Total current assets	137,920	156,785
Capital assets [note 6]	8,958	1,429
Medical technologies [notes 7 and 9(e)]	4,687	4,489
	151,565	162,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,898	4,173
Deferred revenue	615	690
Total current liabilities	9,513	4,863

Deferred revenue	103	912
Deferred leasehold inducement [note 8]	2,537	—
Commitments and contingencies [notes 11 and 12]
Shareholders’ equity
Share capital [note 9(b)]	199,607	195,331
Contributed surplus [notes 9(d) and (e)]	74	1,723
Deficit	(60,269)	(40,126)
Total shareholders’ equity	139,412	156,928
	151,565	162,703

See accompanying notes

On behalf of the Board:

/s/ William L. Hunter, MD, MSc

/s/ David Howard

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in thousands of Canadian dollars except per share information)

Years ended September 30

	2002	2001	2000
	$	$	$
			[Restated - see note 3]
REVENUE
License and research contract fees	7,322	1,123	4,765
Royalty revenue	8	—	—
	7,330	1,123	4,765

EXPENSES
Research and development	16,311	15,114	9,608
General and administration	12,104	7,336	4,357
Amortization	3,141	2,112	1,655
	31,556	24,562	15,620
Operating loss	(24,226)	(23,439)	(10,855)
OTHER INCOME:
Foreign exchange gain [note 4]	629	5,976	3,285
Investment and other income	3,454	9,136	5,925
Total other income	4,083	15,112	9,210
Loss for the year	(20,143)	(8,327)	(1,645)

Deficit, beginning of year	(40,126)	(31,799)	(30,154)
Deficit, end of year	(60,269)	(40,126)	(31,799)

Basic and diluted loss per common share	(1.29)	(0.54)	(0.11)

Weighted average number of common shares outstanding (in thousands)	15,633	15,414	14,332

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

Years ended September 30

	2002	2001	2000
	$	$	$
			[Restated - see note 3]
OPERATING ACTIVITIES
Loss for the year	(20,143)	(8,327)	(1,645)
Add items not involving cash:
Amortization of capital assets and medical technologies	3,141	2,112	1,655
Unrealized foreign exchange gain	(676)	(2,475)	(3,167)
Unrealized loss on investments	119	—	—
Loss (gain) on disposal of capital assets	97	—	(2)
Deferred revenue	(884)	(690)	(272)
Net change in non-cash working capital items relating to operations:
Accrued interest on short-term investments	2,934	(1,523)	(4,048)
Amounts receivable	(156)	(124)	39
Prepaid expenses and deposits	(8)	(384)	15
Accounts payable and accrued liabilities	560	1,620	1,307
Cash used in operating activities	(15,016)	(9,791)	(6,118)

INVESTING ACTIVITIES
Purchase of short-term investments	(140,640)	(215,330)	(157,712)
Proceeds from short-term investments	168,265	222,001	33,970
Amortization of bond premium	1,064	629	—
Purchase of capital assets	(6,489)	(644)	(578)
Proceeds on disposal of capital assets	9	—	2
Leasehold inducements received	1,822	—	—
Cost of medical technologies	—	(114)	(720)
Cash provided by (used in) investing activities	24,031	6,542	(125,038)

FINANCING ACTIVITIES
Issuance of common shares - net of issue costs	—	—	128,449
Proceeds from stock options exercised	2,308	2,350	730
Common shares repurchased and cancelled	—	—	(1)
Cash provided by financing activities	2,308	2,350	129,178

Net increase (decrease) in cash and cash equivalents during the year	11,323	(899)	(1,978)
Cash and cash equivalents, beginning of year	3,210	4,109	6,087
Cash and cash equivalents, end of year	14,533	3,210	4,109
Supplemental disclosure
Common shares issued for medical technologies	1,968	—	2,834

See accompanying notes

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Angiotech Pharmaceuticals, Inc. (the “Company”), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of enhancing the performance of medical devices and biomaterials through the innovative use of therapeutics.

The Company has financed its cash requirements primarily from share issuances, payments from collaborators, license, and research contract arrangements and government grants. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 13. A summary of the significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its four wholly- owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results could differ from those estimates.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the year.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of accrued cost and market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term investments are recorded at the lower of accrued cost and market.

Capital assets

Capital assets are recorded at cost less accumulated amortization, related investment tax credits, government grants and specific funding under research contract arrangements. Amortization is provided using the straight-line method over the following terms:

Computer equipment

3 years

Research equipment

5 years

Office furniture and equipment

3 - 5 years

Leasehold improvements

Term of the lease

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Medical technologies

The costs of acquiring medical technologies are capitalized and amortized on a straight-line basis over the remaining estimated useful life of the technologies of approximately five to seven years. Equity instruments issued in exchange for technologies are recorded at their fair value at the date of issuance.

If management subsequently determines that successful development of products to which medical technology costs relate is not reasonably certain, or that deferred medical technology costs exceed recoverable value based on estimated future undiscounted net cash flows, such costs are included in the determination of the loss for the year.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

License and research contract fees

Research contract fees and research related grants, which are non-refundable, are recorded as revenue as the related research expenditures are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Royalties

Royalty revenue is recognized when the Company has fulfilled the terms, in accordance with the contractual agreement, the Company has no future obligations, the amount of the royalty fee is reasonably determinable and collection is reasonably assured.

Government grants

Government assistance is recorded as a reduction of the related expenditures or capital assets, provided the grants are not repayable.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the project meets Canadian generally accepted accounting criteria for deferral and amortization.

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares, if any. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Stock based compensation

The Company grants stock options to employees, directors, consultants and clinical advisory board members pursuant to a stock option plan described in note 9[c]. No compensation is recognized for these plans when common shares or stock options are issued. Any consideration received on the exercise of stock options or the purchase of stock is credited to share capital.

Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Recent pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) issued a new Handbook Section 3062 and the Financial Accounting Standards Board has issued a similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets will not be subject to amortization but instead will be assessed for impairment on at least an annual basis. Intangible assets with a finite life will continue to be amortized over their useful lives. Section 3062 will be effective for the Company’s fiscal year beginning October 1, 2002. The Company does not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

Effective October 1, 2002, the Company will adopt the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The standard encourages the use of a fair value based method for all other awards granted to employees, but other methods of accounting for such stock options granted to employees can be used. However, if a method other than the fair value based method is used to account for awards granted to employees, the Company must provide pro forma net loss and loss per share information as if the fair value method had been used. The Company will adopt effective October 1, 2002 the disclosure only provision for stock options granted to employees.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

3. CHANGE IN ACCOUNTING PRINCIPLE

Revenue recognition

Effective July 1, 2001, the Company changed its accounting policy for recognizing license and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. Upfront fees and payments are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company, as described in note 2. Previously, the Company recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change was applied retroactively with the following effect:

	As originally reported	As restated
	2000	2000
(in thousands of dollars, except per share data)	$	$

License and research contract fees	4,493	4,765
Loss for the year	(1,917)	(1,645)
Basic and diluted loss per common share	(0.13)	(0.11)
Deferred revenue	—	2,292
Accumulated deficit	(29,507)	(31,799)

4. FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, deposits and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in United States dollars and a significant portion of the Company’s expenses are denominated in Canadian dollars. Interest rate risk arises due to the Company’s investment being in fixed interest securities.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

4. FINANCIAL INSTRUMENTS AND RISK (cont’d.)

For each of the years presented, the Company’s foreign exchange gain comprises unrealized and realized gains (losses) as follows:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$

Unrealized foreign exchange gain	676	2,475	3,167
Realized foreign exchange gain (loss)	(47)	3,501	118
Total unrealized and realized foreign exchange gain	629	5,976	3,285

5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At September 30, 2002, included in cash and cash equivalents is $9,811,728 (US $6,187,242) denominated in US dollars [2001 - $1,849,893 (US $1,171,560)].

Short-term investments are substantially comprised of investment grade commercial debt with an average fixed interest rate of 2.6% [2001 - 5.7%] and maturities to June 2003 [2001 - June 2002]. Included in short-term investments at September 30, 2002 are investments of $94,247,971 (US $59,432,444) denominated in U.S. dollars [2001 - $122,534,089 (US $77,602,336)].

At September 30, 2002, the fair value of the short-term investments was approximately $121,923,000 [2001 - $152,884,000], based on quoted market prices.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

6. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
(in thousands of Canadian dollars)	$	$	$

2002
Computer equipment	1,910	992	918
Research equipment	1,889	1,193	696
Office furniture and equipment	1,284	97	1,187
Leasehold improvements	6,164	7	6,157
	11,247	2,289	8,958

2001
Computer equipment	1,342	790	552
Research equipment	1,792	1,022	770
Office furniture and equipment	442	338	104
Leasehold improvements	58	55	3
	3,634	2,205	1,429

During the year ended September 30, 2002, the Company completed the relocation of its head office and laboratories to a new leasehold facility with a lease commencing on October 1, 2002. Amortization of the leasehold improvements will be recognized over the initial ten year term of the lease.

7. MEDICAL TECHNOLOGIES

	2002	2001
(in thousands of Canadian dollars)	$	$

Medical technologies, cost [note 12]	10,397	7,944
Less: accumulated amortization	(5,710)	(3,455)
	4,687	4,489

8. DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and will be amortized to reduce rental expense on a straight line basis over the initial ten year term of the lease commencing in October 2002.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

9. SHARE CAPITAL

[a]

Authorized

200,000,000 Common shares without par value

50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required. None of these shares are currently issued and outstanding.

[b]

Issued and outstanding

	No. of	Amount
(in thousands of Canadian dollars)	shares	$
Common shares
Balance, September 30, 1999	13,286,720	60,981
Issued for cash pursuant to public offering - net	1,750,000	128,448
Issued for acquisition of certain medical technology	42,500	1,934
Issued upon exercise of common share purchase warrants [note 9(e)]	74,252	900
Issued for cash upon exercise of stock options	104,034	730
Shares repurchased for cash [note 9(d)]	(909)	(12)
Balance, September 30, 2000	15,256,597	192,981
Issued for cash upon exercise of stock options	274,157	2,350
Balance, September 30, 2001	15,530,754	195,331
Issued upon exercise of common share purchase warrants [note 9(e)]	25,064	1,968
Issued for cash upon exercise of stock options	176,049	2,308
Balance, September 30, 2002	15,731,867	199,607

On March 22, 2000, pursuant to a public offering of the common shares of the Company, 1,750,000 common shares were issued at US $53.50 per common share (CDN $78.77 per share) for net proceeds of US $87,241,227 (CDN $128,448,348) (net of offering expenses of US $6,383,773 (CDN $9,399,062).

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

9. SHARE CAPITAL (cont’d.)

[c]

Stock options

In 1998, the Company established a Stock Option Plan (“1998 Plan”), whereby options to purchase shares of the Company’s stock may be granted to employees, directors, consultants and clinical advisory board members. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years. Options granted are also subject to certain vesting provisions. During the year ended September 30, 2000, the Company obtained shareholder approval to amend the number of stock options available for granting under the Plan from 1,768,865 common shares to 2,015,521 common shares. On March 6, 2001, the shareholders approved the adoption of the 2001 Stock Option Plan (“2001 Plan”), which supercedes the 1998 Plan and increased the number of stock options available for granting to 3,076,161 common shares of which 267,630 [2001 - 806,848] options are available for issuance pursuant to the 2001 Plan.

Details of the stock option transactions are summarized as follows:

	No. of	Weighted average
	optioned	exercise price
	shares	$

Balance, September 30, 1999	1,042,500	9.81
Granted	613,575	39.18
Exercised	(104,034)	7.01
Forfeited	(9,298)	20.41
Balance, September 30, 2000	1,542,743	21.62
Granted	855,500	61.61
Exercised	(274,157)	8.57
Forfeited	(17,464)	50.97
Balance, September 30, 2001	2,106,622	39.31
Granted	615,800	80.91
Exercised	(176,049)	13.11
Forfeited	(73,780)	64.02
Balance, September 30, 2002	2,472,593	50.80

Of the total options outstanding at September 30, 2002, 42,066 [2001 - 51,566] were granted pursuant to a stock option and a discretionary stock option plan superceded by the 2001 Plan.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

9. SHARE CAPITAL (cont’d.)

The options outstanding are exercisable as follows:

	Options outstanding September 30, 2002			Options exercisable September 30, 2002
Range of Exercise prices	Number of common shares issuable	Remaining contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
$			$		$

0.25	10,000	3.9	0.25	10,000	0.25
2.75	32,066	3.6	2.75	32,066	2.75
9.00-12.10	411,914	6.1	11.29	393,469	11.27
15.00-17.25	291,183	6.9	16.59	219,350	16.48
45.85-59.35	768,333	8.3	52.71	339,109	55.18
60.38-73.00	448,272	8.2	64.75	212,895	66.53
79.00-85.55	510,825	9.1	85.17	134,041	84.22
	2,472,593	7.8	49.59	1,340,930	39.01

These options expire at various dates from January 31, 2006 to September 17, 2012 and are subject to vesting over a period of two to four years.

During the year ended September 30, 2002, the Company accelerated the vesting of nil [2001 -1,042; 2000 - 46,583] stock options to an immediate vesting from approximately nil years [2001 - 1.7 years; 2000 - 2.5 years].

[d]

Shares reacquired

During the year ended September 30, 2000, the Company acquired 909 common shares for cash of $455, which were subsequently cancelled. The excess of the cost of the shares over the amount paid of $11,073 was allocated to contributed surplus.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

9. SHARE CAPITAL (cont’d.)

[e]

Common share purchase warrants and other

Pursuant to a licensing agreement described in note 12[a], during the year ended September 30, 1999, the Company granted 230,000 common share purchase warrants to acquire 230,000 common shares of the Company expiring November 1, 2003 (30,000 of which were not exercisable until after November 2, 2001 and were cancellable if certain product development milestones were achieved prior to November 2, 2001). In November 2001, the 30,000 warrants vested and the Company recorded as contributed surplus and medical technologies, the increase in the estimated fair value of the 30,000 warrants of $319,000 [2001 - $1,649,000], determined using the Black Scholes pricing model.

In January 2000, the Company issued 74,252 common shares pursuant to the net share settlement provision in respect of 125,000 common share purchase warrants that were exercisable at a price of $8.50 per share and 75,000 common share purchase warrants that were exercisable at a price of $11.62 per share. Upon exercise of the 200,000 common share purchase warrants, the $900,000 previously recorded as contributed surplus representing the fair value of the warrants at the date of grant, was reclassified to share capital.

Pursuant to the terms of a license agreement, the Company is required to pay royalties based on a percentage of its research contract fees. On February 2, 2000, the licensor exercised its right to reduce the royalty rate in exchange for the issuance of 42,500 common shares of the Company. The Company has recorded, as medical technology, the fair value of the common shares of $1,933,750 on the commitment date.

In November 2001, the Company issued 25,064 common shares in net settlement of the 30,000 common share purchase warrants described above. Accordingly, $1,968,000 was transferred from contributed surplus to share capital.

[f]

Shareholder rights plan

Pursuant to a shareholders rights plan (the “Plan”) approved February 10, 1999 and amended March 5, 2002, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan is valid until the first shareholders meeting held after March 5, 2005.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

10. INCOME TAXES

As at September 30, 2002, the Company has approximately $23,512,000 of loss carryforwards available to apply against future taxable income in Canada ($17,026,000), the United States ($1,661,000) and Switzerland ($4,825,000) and $7,813,000 and $2,363,000 of federal and provincial investment tax credits respectively available for future use in Canada. These losses and investment tax credits expire as follows:

(in thousands of Canadian dollars)	Federal investment tax credits $	Provincial investment tax credits $	Loss carryforwards $

2003	—	—	1,755
2004	—	—	3,192
2005	—	—	3,129
2006	84	—	3,996
2007	240	—	—
2008	900	—	4,954
2009	1,329	54	4,825
2010	1,613	625	—
2011	2,047	828	—
2012	1,600	856	—
2022	—	—	1,661
	7,813	2,363	23,512

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

10. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of September 30 are shown below.

	2002	2001
(in thousands of Canadian dollars)	$	$
Future tax assets:
Book amortization in excess of tax depreciation	1,457	1,463
Loss carryforwards	7,006	6,746
Research and development deductions and credits	18,708	14,858
Other assets	1,734	3,954
Total future tax assets	28,905	27,021
Valuation allowance	(28,786)	(26,512)
Total future tax assets	119	509
Future tax liabilities:
Unrealized foreign exchange gain	(119)	(509)
Total future tax liabilities	(119)	(509)

Net future tax assets	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at September 30, 2002 and 2001.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

10. INCOME TAXES (cont’d.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 40.87% [2001 - 44.87%; 2000 - 45.62%] statutory tax rate, at September 30 is:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$

Income taxes at statutory rates	(8,233)	(3,736)	(750)
Amortization in excess of (less than) capital cost allowance for tax	42	(209)	634
Expenses not deductible for tax	1,359	312	15
Expenses capitalized for tax purposes	2,744	4,770	3,154
Income not recognized for tax purposes	—	(1,823)	(1,334)
Income recognized for tax purposes	3,425	—	—
Non-capital losses generated (used)	2,651	2,223	(474)
Other deductions for tax purposes	(1,988)	(1,537)	(1,245)
	—	—	—

11. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through May 2012, with an option to renew through 2017. Future minimum annual lease payments under these leases are as follows:

(in thousands of Canadian dollars)	$

2003	925
2004	975
2005	1,325
2006	1,325
2007	1,199
Thereafter	6,260
12,009

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

11. COMMITMENTS AND CONTINGENCIES (cont’d.)

Rent expense for the year ended September 30, 2002 amounted to $667,759 [2001 - $552,576, 2000 - $484,260].

Other

Pursuant to various license agreements, the Company is responsible for the payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, and the payment of amounts upon the achievement of certain milestones. In addition, the Company is committed to future research and development expenses related to its clinical trials and research and development programs [note 12].

Contingencies

[a]

The Company may, from time to time, be subject to claims and legal proceedings brought against them in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

[b]

Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal, could result in revocation of the patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

12. COLLABORATIVE AGREEMENTS

The Company’s most significant agreements are:

[a]

NeoRx Corporation (“NeoRx”)

In December 1998, the Company entered into an exclusive license agreement with NeoRx whereby the Company was granted an exclusive, worldwide license to certain technologies of NeoRx relating to the use of paclitaxel and analogues and derivatives for non-oncological diseases. Pursuant to this license agreement, the Company issued 63,846 common shares and 230,000 common share purchase warrants valued at $1,968,000 [note 9[e]].

[b]

C.R. Bard, Inc. (“Bard”)

In December 1998, the Company and Bard entered into an exclusive, worldwide, license and development agreement (the “Bard License Agreement”) which grants Bard the right to use, manufacture, distribute and sell certain technology of the Company for peripheral perivascular applications in connection with peripheral vascular grafts and AV access grafts. Pursuant to the Bard License Agreement, Bard paid a license fee to the Company and has agreed to make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The Company is committed to a maximum of $16.5 million (US $11 million) of the joint research and development costs to be incurred by both parties. The payments and commitments of Bard pursuant to the Bard License Agreement, if all milestone payments are made and the other financial commitments are incurred, excluding royalty payments, is approximately $30 million, of which $3.1 million has been received as at September 30, 2002. The agreement may be terminated by the Company if certain milestones are not met or by Bard after the appropriate notice is provided. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

12. COLLABORATIVE AGREEMENTS (cont’d.)

[c]

Boston Scientific Corporation (“BSC”) and Cook Incorporated (“Cook”)

In July 1997, the Company, BSC and Cook entered into a licensing agreement and investment agreement (together the “BSC/Cook License Agreement”) which grants each of BSC and Cook a co-exclusive, worldwide right and license to use, manufacture, distribute, and sell certain technology of the Company for endoluminal vascular and gastrointestinal applications on or incorporated in stents and other drug delivery devices.

Pursuant to the BSC/Cook License Agreement, each of BSC and Cook has agreed to reimburse the Company for certain research and development expenses, make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The payments and commitments pursuant to the BSC/Cook License Agreement, including an equity investment of $5.4 million, if the milestone payments are achieved and the other financial commitments are incurred, excluding royalty payments, is approximately $32 million, of which $10.9 million and the equity investment has been received as at September 30, 2002. The agreement may be terminated by either party if regulatory milestones are not met. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

13.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) in accounting for stock options granted to employees and directors. Under APB 25, as the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

[b]

Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $287,000 [2001 - $449,000; 2000 - $531,000] in respect of options earned by the consultants during fiscal 2002. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended September 30, 2002, 2001 and 2000, respectively: risk free interest rates of 4.0%, 4.4% and 5.4%; dividend yields of 0%; volatility factors of the expected market price of the Company’s common stock of 0.50, 0.74 and 1.17; and a weighted average expected life of the options of five years, six years and six years.

[c]

Under U.S. GAAP, the accelerated vesting of stock options granted to employees must be recorded at the intrinsic value of the stock options on the acceleration date less the intrinsic value on the initial grant date, to the extent an employee benefits from the acceleration. Accordingly, the Company has recorded compensation expense in the amount of $ nil [2001 - $49,000; 2000 - $1,767,000].

[d]

Under U.S. GAAP, amounts paid for medical technologies used solely in research and development activities and with no alternative future use, would be expensed.

[e]

Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

13.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[f]

Accounts payable and accrued liabilities comprise:

	2002	2001
(in thousands of Canadian dollars)	$	$

Trade accounts payable	2,532	1,678
Accrued contract research	504	1,428
Employee-related accruals	1,513	576
Other accrued liabilities	4,349	491
	8,898	4,173

[g]

For purposes of Canadian GAAP, the effect of the change in accounting principle described in note 3 is applied retroactively and all prior years have been restated. For purposes of U.S. GAAP, the accounting principle described in note 3 is applied as a cumulative effect adjustment to the fiscal 2001 reported net loss.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

13.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

If U.S. GAAP were followed:

[i]

the effect on the Statements of Loss and Deficit would be:

(in thousands of Canadian dollars except per	2002	2001	2000
share information)	$	$	$

Loss for the year, Canadian GAAP	(20,143)	(8,327)	(1,645)
Adjustment to eliminate retroactive change in accounting principle	—	—	(272)
Adjustment for stock based compensation to non-employees [b]	(287)	(449)	(531)
Adjustment for accelerated vesting of stock options [c]	—	(49)	(1,767)
Adjustment for medical technology expense and amortization [d]	2,357	(231)	(1,492)
Loss before cumulative effect of change in accounting principle for the year, U.S. GAAP	(18,073)	(9,056)	(5,707)
Cumulative effect of a change in accounting principle [g]	—	(2,292)	—
Loss for the year, U.S. GAAP	(18,073)	(11,348)	(5,707)
Adjustment for short-term investments, unrealized gain [e]	106	—	—
Comprehensive loss for the year, U.S. GAAP	(17,967)	(11,348)	(5,707)

Basic and diluted loss per common share, U.S. GAAP:
Loss before change in accounting principle	(1.16)	(0.59)	(0.40)
Cumulative effect of a change in accounting principle	—	(0.15)	—
Basic and diluted loss per common share, U.S. GAAP	(1.16)	(0.74)	(0.40)

Weighted average number of common shares, U.S. GAAP (in thousands)	15,633	15,414	14,332

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

13.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[ii]

Balance Sheet items which would vary under U.S. GAAP are as follows:

	2002	2001
(in thousands of Canadian dollars)	$	$

Medical technology	2,555	—
Short-term investments	121,923	152,884

Total assets	149,539	158,214

Contributed surplus	3,255	4,617
Accumulated other comprehensive income	106	—
Deficit	(65,582)	(47,509)

[iii]

Statements of Cash Flow items, which would vary are as follows:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$

Cash used in operating activities, Canadian GAAP	(15,016)	(9,791)	(6,118)
Adjustment for medical technology expense	—	(114)	(720)
Cash used in operating activities, U.S. GAAP	(15,016)	(9,905)	(6,838)

Cash provided by (used in) investing activities, Canadian GAAP	24,031	6,542	(125,038)
Adjustments for medical technology	—	114	720
Cash provided by (used in) investing activities, U.S. GAAP	24,031	6,656	(124,318)

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

13.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation”, for stock options granted to employees and directors under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the years ended September 30, 2002, 2001, and 2000, respectively: risk free interest rates of 4.0%, 4.4% and 5.4%; dividend yields of 0%; volatility factors of the expected market price of the Company’s common stock of 0.50, 0.74 and 1.17; and a weighted average expected life of the options of five years, five years and six years.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted-average fair value of options granted during the year ended September 30, 2002 was approximately $39 [2001 - $40; 2000 - $33].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$

Loss for the year, U.S. GAAP	(18,073)	(11,348)	(5,707)
Add: SFAS 123 Expense	(20,769)	(14,487)	(3,736)
Pro forma loss, U.S. GAAP	(38,842)	(25,835)	(9,443)
Pro forma loss per share, U.S. GAAP	(2.48)	(1.68)	(0.66)

Weighted average number of common shares, U.S. GAAP (in thousands)	15,633	15,414	14,332

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

14. SEGMENTED INFORMATION

The Company operates in two segments: medical device coatings/implants and therapeutics. Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants. Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The Company does not include total assets and capital assets in evaluating segment performance and therefore total assets and capital assets are not allocated between segments. However, the Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period. Capital assets and medical technologies are substantially located in Canada with a net book value of $13.6 million.

Also for purposes of evaluating segment performance, general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange gain is not allocable between segments.

	Years ended September 30
	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$
			[Restated - see note 3]
Revenue (1)
Medical device coatings/implants	7,330	1,123	4,765
Total revenues for reportable segments	7,330	1,123	4,765
Loss for the year
Medical device coatings/implants	(7,110)	(6,313)	(236)
Therapeutics	(10,704)	(14,584)	(9,397)
Total loss for reportable segments	(17,814)	(20,897)	(9,633)

(1)

Revenues are all attributable to the U.S. based on the location of the Company’s collaborators or the location of the licensee.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

14. SEGMENTED INFORMATION (cont’d.)

Reconciliation of loss for the years ended September 30:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$
			[Restated - see note 3]

Total loss for reportable segments	(17,814)	(20,897)	(9,633)
Non-allocable corporate expenses	(6,412)	(2,542)	(1,222)
Total other income	4,083	15,112	9,210
Loss for the year	(20,143)	(8,327)	(1,645)

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the year ended September 30, 2002.

16. SUBSEQUENT EVENT

On September 30, 2002 the Company and Cohesion Technologies, Inc. (“Cohesion”), a U.S. public company specializing in the development of biosurgical materials, jointly announced that they have signed a definitive agreement for the Company to acquire Cohesion in an all stock merger transaction. The purchase price is approximately US$42 million (including in the money options and warrants), or US$4.05 per common share of Cohesion, subject to adjustment by a “collar” provision with respect to the trading price of the Company’s shares. The transaction is expected to close during the second quarter of 2003, subject to various regulatory and shareholder approvals and will be accounted for using the purchase method of accounting for business combinations.

Exhibit 99.1

SARBANES-OXLEY SECTION 906 CERTIFICATION

Angiotech Pharmaceuticals, Inc.

Certification of Periodic Financial Report

Pursuant to 18 U.S.C. Section 1350

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Angiotech Pharmaceuticals, Inc. (the “Company”) certifies that the Annual Report on Form 40-F of the Company for the year ended September 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in that Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:

January 29, 2003

/s/ William L. Hunter

Chief Executive Officer

Dated:

January 29, 2003

/s/ David M. Hall

Chief Financial Officer

This certification is made solely for purpose of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.