Form 40-F
period 2003-12-31
ANGIOTECH PHARMACEUTICALS INC
filed 2004-03-31
CIK 1096481

U.S. Securities and Exchange Commission Washington, D.C. 20549 Form 40-F

[Check one]

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the 15 month period and fiscal year ended December 31, 2003	Commission File Number 0-30334_________

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
999 Third Avenue, Suite 3210
Seattle, Washington 98104
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	________________________
___________________	________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2003 was 83,174,522.

______________________________

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]	No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

ANNUAL INFORMATION FORM

ANGIOTECH PHARMACEUTICALS, INC.

MARCH 30, 2004

1618 Station Street

Vancouver, BC, Canada.

V6A 1B6

TABLE OF CONTENTS

INCORPORATION

GENERAL DEVELOPMENT OF BUSINESS

DESCRIPTION OF BUSINESS

Overview

Drug-Coated Medical Devices

Surgical implants/Biomaterials

Drug Coatings

Therapeutic Applications

Segmented Information

Business Strategy

Patents, Proprietary Rights and Licenses

Research and Product Development

Process Development and Manufacturing

Competition

Human Resources

Facilities

RECENT ACQUISITIONS

Cohesion Technologies, Inc.

STS Biopolymers, Inc.

RISK FACTORS

Risks Related to Our Business

Risks Relating to Our Shares

SELECTED CONSOLIDATED FINANCIAL INFORMATION

CAPITALIZATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

DIRECTORS AND OFFICERS

DESCRIPTION OF SHARE CAPITAL

DIVIDEND POLICY

MARKET FOR SECURITIES

Trading Price and Volume

MATERIAL CONTRACTS

AUDITORS, TRANSFER AGENT & REGISTRAR

EXPERTS

FORWARD-LOOKING STATEMENTS

ADDITIONAL INFORMATION

*

*

*

*

*

Unless otherwise indicated, all currency amounts in this Annual Information Form are stated in Canadian dollars. As of March 29, 2004, the closing rate of exchange of the Bank of Canada was $1.3082 Canadian dollars for each U.S. dollar. All share references in this Annual Information Form take into account a two-for-one stock split which occurred on March 17, 2003 and a two-for-one stock split which occurred on February 3, 2004. This Annual Information Form contains forward-looking statements which involve risks and uncertainties. See the section titled “Forward-Looking Statements.”

ANNUAL INFORMATION FORM

ANGIOTECH PHARMACEUTICALS, INC.

GLOSSARY OF TERMS

angiogenesis	The process of new blood vessel formation, commonly induced in response to malignant tissue and certain diseases.
angioplasty	The process of dilating a blood vessel, by various means, including insertion of a balloon-tipped catheter within the restricted region, then inflating the balloon (balloon angioplasty).
cardiovascular

A body system that includes the blood vessels that circulate blood to and from all parts of the body, the heart which keeps the blood in motion, and the lymphatic vessels, an ancillary set of vessels, that circulate lymph.

catheter	A tube for insertion into a body cavity for introducing or removing a substance. A balloon-tipped catheter is a tube with a balloon at its tip that can be inflated or deflated.
device	An item other than a drug that has application in medical therapy. Usually restricted to items used directly on or in the patient, not including diagnostic equipment or surgical instruments.
disease-modifying anti-rheumatic drug	An agent that acts by reversing the abnormal processes and damage associated with rheumatic disease (e.g., rheumatoid arthritis).
hemodialysis	The artificial process of removing toxins and waste products from blood, often used in patients with dysfunctional kidneys.
hydrophilic lubricious coating	A coating that is water-like and works in a water environment and is usually water based.
hydrophilic/hydrophobic polymer matrix	A polymer combination that is capable of dissolving water-like and/or oil-like compounds within it.
inflammation	The natural response of the body to irritation or injury, characterized by a cascade of immune events.
perivascular	Relating to the outside of a blood vessel.
pharmacotherapeutics	The concept of enhancing the treatment mediated by medical devices and biomaterials by the addition of a biologically active drug.
phase 1 clinical studies	These studies test the product in a small number of patients to determine safety, maximum dose tolerance and pharmacokinetic properties.
phase 2 clinical studies	These studies assess safety and efficacy in a larger patient base.
phase 3 clinical studies

These studies involve a controlled evaluation in an expanded patient population at multiple sites to determine longer term clinical safety and efficacy.  It is from the data of these studies that the benefit/risk relationship is established and the final labeling claims are defined.

pivotal study	A well-controlled study which meets the criteria of a health authority for approval/disapproval decisions. Applies to drugs, medical devices and combination products.
polymer	A module which is composed of individual monomers or repeating units which are linked in a chain.
restenosis

The re-narrowing of a blood vessel following angioplasty. The American Heart Association defines binary restenosis as 50% diameter closure or greater, of the treated (i.e., dilated) segment of the artery.

Stent	A supportive cylindrical medical device, usually made of metal, inserted into a body duct or tube to open or prevent collapse of ducts or tubes.

INCORPORATION

We were incorporated in 1989 pursuant to the Company Act (British Columbia). Our original corporate name was Holwest Industries Ltd.  We did not have any operations until the fall of 1992 when we commenced operations as a biopharmaceutical company.  At that time, we changed our name to Angiogenesis Technologies, Inc.  We subsequently changed our name to Angiotech Pharmaceuticals, Inc. on September 6, 1996.  We have two direct wholly-owned subsidiaries; Angiotech Pharmaceuticals (US), Inc. was incorporated under the laws of the state of Washington, U.S.A. in fiscal 2001, and Angiotech International S.A. (formerly Angiotech International GmbH) was incorporated in Switzerland in 2002. Angiotech Pharmaceuticals (US), Inc. has two wholly-owned subsidiaries, Cohesion Technologies, Inc. and STS Biopolymers, Inc. both incorporated under the laws of the state of Delaware. Angiotech International S.A. has two wholly-owned subsidiaries, Angiotech Rx International GmbH and Angiodevice International GmbH , both incorporated under the laws of Switzerland.

Our head office and principal place of business is located at 1618 Station Street, Vancouver, BC, Canada, V6A 1B6. Our registered office is located at 2620 – 1055 West Georgia Street, Vancouver, BC V6E 3R5.

GENERAL DEVELOPMENT OF BUSINESS

We commenced operations as a biopharmaceutical company in the fall of 1992.  Since that time we have raised approximately $508.3 million in net proceeds from the issuance of our equity securities to investors.  We completed an initial public offering in December 1997 raising gross proceeds of $24.5 million (inclusive of the over-allotment option).  A secondary public offering was completed in July 1999 raising gross proceeds of $17.2 million (inclusive of the over- allotment option).  A third public offering was completed in March 2000 raising gross proceeds of over $137.8 million, including the exercise of an over-allotment option. Our most recent public offering was completed in October 2003 raising gross proceeds of over $339.3 million, including the exercise of an over-allotment option. Our common shares are listed on The Toronto Stock Exchange under the symbol “ANP” and quoted on the Nasdaq National Market under the symbol “ANPI”. Our goal is to redefine and improve therapies through the novel and innovative fusion of drugs with medical devices and biomaterials.

Our first product is a drug-coated stent.   This stent was based on the key discovery that the drug paclitaxel blocks an important cellular pathway involved in scar formation. The development of a paclitaxel-coated stent to prevent restenosis, or re-narrowing of a blood vessel following angioplasty, led to a co-exclusive, worldwide licensing agreement with Boston Scientific Corporation and Cook Incorporated in July 1997, both international medical device manufacturers and distributors. That license agreement grants both Boston Scientific and Cook worldwide rights to develop and market paclitaxel coated coronary, peripheral and gastrointestinal stents using our technology. Stent placement in conjunction with balloon angioplasty is widely used in the management of coronary artery disease.

Our other programs include drug-loaded surgical implants for the treatment of restenosis associated with peripheral vascular surgery. Peripheral bypass surgery is used to relieve obstructions caused by atherosclerosis, a progressive disease that involves the hardening and narrowing of the arteries due to a gradual buildup of material called plaque. It occurs in the arms, legs, feet, neck and kidney arteries. In November 2003, the December 1998 license agreement with C.R. Bard, Inc. relating to the worldwide rights to develop and market the use of our technology for restenosis associated with vascular surgery was mutually terminated.

We also have a pharmaceutical division with an ongoing phase 2 clinical study for our paclitaxel-based product candidates, PAXCEED®, for the treatment of rheumatoid arthritis and we have completed a phase 1 trial on Psoriasis.  We also studied the use of paclitaxel for the treatment of multiple sclerosis.  We completed the assessment of our double-blind randomized, placebo-controlled phase 2 multiple sclerosis study in February, 2002.  The primary objective was to determine the difference in new lesion activity by magnetic resonance imaging, or MRI, in the PAXCEED® treatment groups relative to the control group during the treatment phase.  Clinical end points were also measured, including the Expanded Disability Status Scale, or EDSS.  The study failed to meet statistical significance in its primary MRI objective.  As a result, we concluded that pursuing a phase 3 clinical study in this patient population would present an unacceptable risk to us and our shareholders and therefore did not warrant the significant time and financial expense involved to continue.

We have patent applications filed covering the use of paclitaxel and numerous other drugs as medical device coatings and for chronic inflammatory diseases.

On January 31, 2003 we acquired all of the issued and outstanding share capital and related warrants and options of Cohesion Technologies, Inc. (“Cohesion”). Cohesion’s patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers and includes a significant number of issued U.S. patents and patent applications that are pending in the United States. Pursuant to that acquisition, we acquired the biosurgical products Adhibit™, CoSeal® and CoStasis®. Cohesion’s products and programs are primarily based on a platform of proprietary technologies centered on collagen and hydrophilic polymers that quickly bond together inside the body and bind to tissue. Collagen is a common connective tissue in humans and animals, and hydrophilic polymers are chain-like structures that dissolve easily in water.

On December 4, 2003, we acquired all of the issued and outstanding shares of STS Biopolymers, Inc. (“STS”). STS specializes in the development and manufacturing of biocompatible coatings for medical devices. STS coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires. STS also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT®) coatings to a wide variety of medical device partners. The acquisition gives us the opportunity to access coating technology adaptable to next-generation drug-loaded medical devices. See the section titled “Risk Factors” for further discussion about these coatings and the acquisition generally.

These acquisitions provide us with the opportunity to drug-load approved devices and surgical implants to accelerate product development timelines for our programs with the combined additional research, development, clinical and regulatory resources. Several studies with CoSeal® and Adhibit™ are underway to gain additional regulatory approvals in Europe, Canada and the United States. Next generation drug-loaded Adhibit™, CoSeal®, and CoStasis® are in pre-clinical development. See the section titled “Risk Factors” for further discussion about those surgical implants and the acquisitions generally.

In early 2004, Boston Scientific received FDA approval and commenced sales of its paclitaxel-eluting coronary stent. Under the terms of our worldwide co-exclusive licensing arrangement with our partners, we receive a royalty from worldwide sales of paclitaxel-eluting stents. While we do anticipate that these royalty payments will be significantly more than in the past three years, there is no guarantee that royalty payments will continue or increase, and demand for our partners’ products could decline as a result of competition, technological change or other factors. See the section titled “Risk Factors” for further discussion about our strategic collaborators.

DESCRIPTION OF BUSINESS

Overview

We are a leader in the emerging field of drug-coated medical devices and drug-loaded surgical implants. We use our drug screening capabilities to identify pharmaceutical compounds that can address the underlying biological causes of sub-optimal clinical results obtained with specific medical devices or surgical implants. Once the appropriate drug has been identified, we optimize dosing and develop proprietary ways to enable the drug to be released from a medical device or surgical implant in order to enhance the performance of the medical device or surgical implant and improve patient outcomes. Using our technology, we have identified numerous specific problems associated with a variety of medical devices and surgical implants and are developing pharmaceutical solutions to improve their performance. We believe that our approach may achieve better clinical results than either drugs or medical devices and surgical implants may achieve independently.

We have five products approved for sale in various jurisdictions. Our leading product is our paclitaxel-eluting coronary stent designed to reduce restenosis in patients following a balloon angioplasty procedure. We have developed this product through our co-exclusive licensing arrangement with Boston Scientific Corporation and Cook Incorporated.

The following table outlines our current product and pipeline portfolio:

Product Class	Product Name	Partners	Regulatory Status

Drug-Coated Medical Devices	TAXUS™ Express™ (paclitaxel-eluting coronary stents)	Boston Scientific Corporation	Approved: United States, Europe, Canada, Argentina, Australia, India, Mexico, New Zealand & Singapore

	COOK V-Flex Plus™ PTX (paclitaxel-eluting coronary stents)	Cook Incorporated	Approved: Europe

	Peripheral paclitaxel-eluting stents	Boston Scientific Corporation and Cook Incorporated	Pre-clinical

	Perivascular Wrap	—	Phase 1

Surgical Implants/ Biomaterials	Adhibit™ (anti-adhesion barrier)	Baxter Healthcare Corporation	Approved: Europe

	CoSeal® (vascular sealant)	Baxter Healthcare Corporation	Approved: United States, Europe, Canada & Australia

	CoStasis® (surgical hemostat)	—	Approved: United States, Europe, Canada & Australia

Therapeutics Applications	PAXCEED® • Rheumatoid arthritis • Psoriasis	— —	Phase 2 Phase 1

In addition, we have platform technologies in the field of hydrophilic biomaterials and drug coatings which were acquired through our acquisitions of Cohesion Technologies, Inc. and STS Biopolymers, Inc.  The drug coatings include SLIP-COAT® for hydrophilic lubricious coating, MEDI-COAT®  for drug delivery and ECHO-COAT®  for ultrasound visible imaging.  The drug coating technologies are used in over 35 approved products sold worldwide.

Paclitaxel forms the basis of several of our initial product development efforts. The drug’s impact on a wide range of biological processes leads us to believe that it may be effective in numerous previously unrecognized significant clinical indications. We are currently pursuing development of paclitaxel-based product candidates for restenosis, and for systemic diseases such as rheumatoid arthritis and psoriasis.

Drug-Coated Medical Devices

Paclitaxel-Eluting Coronary Stents

Balloon angioplasty is one of the most widely used treatments for heart and vascular disease. During the angioplasty procedure, a small metal structure, called a stent, is left in the artery to prop the vessel open. While stents have revolutionized the practice of interventional cardiology, restenosis, or the renewed narrowing of the treated arteries, still occurs within six months in approximately 25% to 40% of all bare metal stent procedures. If restenosis occurs, a patient may require additional intervention including repeat angioplasty, restenting or by-pass surgery. The estimated 2003 worldwide market for coronary stents was US$3.5 billion. Pivotal clinical studies have shown that drug-eluting stents have limited restenosis and clinical retreatment rates to single digits at nine months follow-up. Commercial launches of drug-eluting stents in 2003 in Europe and the United States by our partner, Boston Scientific and a competitor is redefining the interventional cardiology market. Boston Scientific estimates the coronary stent market could be worth US$5 billion in 2005, with the majority of stent placements being drug-eluting stents.

We have a co-exclusive, worldwide licensing agreement with Boston Scientific and Cook for the rights to develop and market paclitaxel coated coronary, peripheral and gastrointestinal stents using our technology. Under the terms of our agreement, we receive a royalty from worldwide sales of paclitaxel-eluting stents, which are stents that release paclitaxel locally. Cook has received a CE Mark for their paclitaxel-eluting coronary stent. Boston Scientific has received CE Mark and FDA Approval and has commenced sales for their paclitaxel-eluting coronary stent.

Boston Scientific and Cook have concluded several clinical trials of paclitaxel-eluting coronary stents that have demonstrated positive results.

On September 15, 2003 Boston Scientific presented the data from its U.S. pivotal TAXUS IV clinical trial at the Transcatheter Cardiovascular Therapeutics Conference in Washington, D.C. The nine-month, randomized, double-blind TAXUS IV clinical trial enrolled 1,326 patients in the United States to assess the safety and efficacy of a slow-release formulation paclitaxel-eluting TAXUS Express stent.

In its previous TAXUS I and TAXUS II studies, Boston Scientific demonstrated an in-stent restenosis rate of 0% and 1.2% respectively. The TAXUS III trial studied the treatment of a failed bare metal stent treated with a drug-eluting stent. Six month results for the TAXUS III trial were also positive with most of the restenosis events taking place within gaps left between some of the drug-eluting stents.

The clinical trial reported a restenosis rate of 5.5% in the TAXUS group of patients within the stented area compared with 24.4% in the control group of patients. The clinical trial also reported that, within an analyzed segment of the vessel including the stented area and 5 mm beyond each end of the stent, referred to as in-segment, a restenosis rate of 7.9% in the TAXUS group of patients compared with 26.6% in the control group of patients. Diabetic patients, which are typically a difficult group to treat, comprised 24% of the overall patient population in the TAXUS IV clinical study. This group had an in-segment restenosis rate of 6.4%, which is similar to the 7.9% in-segment restenosis rate of the TAXUS group in the overall clinical trial patient population.

The clinical trial demonstrated the safety of the slow-release formulation paclitaxel-eluting TAXUS Express stent. The trial examined major adverse cardiac events, or MACE, which include death, myocardial infarction and target vessel revascularization within the patient population at 9 months. The trial reported an 8.5% MACE rate at 9 months in the TAXUS group of patients compared with 15% in the control group of patients.

The clinical data disclosed on September 15, 2003 was assessed by the U.S. regulatory authorities at a special panel meeting on November 20, 2003 which unanimously recommended approval of the TAXUS™ Express2™ stent. In February 2004, Boston Scientific commenced enrollment in the ARRIVE registry program, which plans to enroll 2,000 patients at approximately 50 centers in the United States. The ARRIVE registry program is designed to collect from a large number of clinicians and analyze safety and clinical outcomes data for the TAXUS™ Express2™ stent system in the treatment of patients with coronary artery disease. In co-operation with the U.S. regulatory authorities, the ARRIVE registry program was initiated prior to approval of the TAXUS system. On March 4, 2004, Boston announced that the U.S. regulatory authorities had approved the TAXUS™ Express2™ stent. Boston has now launched the product in the United States.

Cook has also demonstrated positive results with its paclitaxel-eluting coronary stent. Cook completed three trials, the Asian ASPECT clinical trial, the European ELUTES clinical trial, and a small 21 patient in-stent restenosis pilot study evaluating the role of a drug-eluting stent within a failed bare metal stent. In the fall of 2001, Cook reported six-month restenosis rates of 4% in the ASPECT clinical trial, 3% restenosis rates in the ELUTES clinical trial and 0% restenosis within the stent in the in-stent restenosis pilot study. Third-parties have conducted clinical trials of a product based on our and Cook’s technology under an agreement with Cook, but we have not been involved in those trials and do not have access to the related clinical trial data. Additional results may be released in the near future.

Paclitaxel-Eluting Peripheral Stents

Paclitaxel-eluting peripheral, or non-coronary, stents are under development by both Boston Scientific and Cook and are expected to commence clinical trials in 2004. The estimated 2003 worldwide market for peripheral stents was approximately $500 million.

Perivascular Wraps

Peripheral vascular disease, or PVD, is a common circulation problem in which the arteries that carry blood to the legs or arms become narrowed or clogged. Grafts, which may be either synthetic or a vein from a patient’s own body, are used to by-pass these arterial blockages. At present, there are over 250,000 non-coronary by-pass procedures performed per year in the United States alone. Cumulative data demonstrates an incidence of 40% restenosis after five years. These grafts fail principally because of restenosis occurring where the graft is attached to the patient’s artery. Furthermore, a major limitation to the broader use of by-pass grafts is that when inserted into smaller vessels, such as occurs during by-pass surgery below the knee, restenosis occurs more often. Procedures below the level of the knee have restenosis rates as high as 55% after three years.

Our perivascular wrap is a biodegradable, synthetic mesh loaded with paclitaxel that is wrapped around the outside wall of a vessel following by-pass surgery. When applied to the outside wall of the vessel, the wrap delivers drug to the blood vessel wall in a targeted manner to prevent restenosis associated with surgical vascular procedures. We believe that our peripheral vascular wraps could potentially be used in a significant percentage of peripheral graft procedures to prolong the life of the by-pass grafts and expand the possible application into the treatment of smaller vessels.

In December 1998 we entered into an agreement with C.R. Bard, Inc. granting an exclusive, worldwide license to our technology for peripheral vascular surgical applications, including peripheral vascular grafts and hemodialysis access grafts. This arrangement was mutually terminated in November 2003, and going forward, we intend to independently develop these products. As we have been responsible for all pre-clinical and clinical development of the products, we do not expect any delays or disruptions to the program as a result of the termination.

In January 2003 we completed final analysis of a large animal efficacy study for the drug-loaded vascular wrap program. In a sheep carotid by-pass model with a synthetic graft, an 85% improvement in stenosis was achieved. The safety profile was excellent. There were no signs of toxicity and the vessel junction sites were fully healed. We initiated a Phase 1 clinical trial in humans in September 2003 and presently continue to enroll patients.

Surgical implants/Biomaterials

Cohesion Acquisition

In January 2003 we acquired Cohesion Technologies, Inc. for $73.3 million (US$47.9 million) payable through the issuance of 4,811,256 of our common shares. The acquisition of Cohesion provides us with the opportunity to drug-load some approved surgical implants and to accelerate product development timelines by combining the research, development, clinical and regulatory resources of both companies. In addition, the acquisition provided us with three commercial surgical implant products, CoSeal®, CoStasis® and Adhibit™.

Cohesion’s products and programs are based on a platform of proprietary technologies centered on collagen and hydrophilic polymers that quickly bond together inside the body and bind to tissue. On February 25, 2003 we entered into a strategic alliance with Baxter Healthcare Corporation for worldwide, excluding Japan and certain other territories, sales, marketing and distribution of CoSeal® for use as a tissue sealant, adhesive or glue. This alliance gives Baxter an option on Adhibit™ for use as an adhesion prevention barrier. In April 2003 we broadened the strategic alliance to provide Baxter with worldwide manufacturing rights for those products. We retained all rights for all drug-loaded versions of those products.

Cohesion products are currently sold in those markets for which they have received the required regulatory approvals. For the fifteen month period ended December 31, 2003, Cohesion products accounted for 39% of our consolidated revenues since we acquired Cohesion in January 2003.

CoSeal® — CoSeal® is the first fully synthetic vascular sealing agent approved by the U.S. Food and Drug Administration, or the FDA, and has been sold in the United States since February 2002. CoSeal® is approved for use in the United States, Canada and Europe for vascular reconstructions to achieve adjunctive hemostasis by mechanically sealing areas of leakage. CoSeal® is designed to rapidly seal tissue surfaces, suture lines and synthetic grafts during surgery. A new premixed configuration of CoSeal® has received both FDA and European CE Mark approval in February 2003 and April 2003 respectively and received Health Canada approval in October 2003. The premixed configuration of CoSeal® is simpler to use, can be stored at room temperature and has a two-hour lifespan once activated. We began a pulmonary sealant study in Europe in March 2003 evaluating CoSeal® in the prevention of air leaks in the lung after surgery.

CoStasis® — CoStasis® Surgical Hemostat is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Hemostatic devices are used to control bleeding during surgeries to avoid serious problems such as tissue damage, gross swelling and excessive scarring or life-threatening complications, such as blood loss. CE Mark approval for CoStasis® was granted in September 1998 and in June 2000 CoStasis® received FDA approval.  We distribute CoStasis® worldwide.

Adhibit™ — Adhibit™ adhesion prevention gel, which is based on the polymers used in CoSeal®, was granted CE Mark approval in August 2002 to prevent or reduce post-surgical adhesion formation in pediatric patients undergoing cardiac surgery. Adhesions occur when normally separate tissues scar together. At the time of surgery, there is damage to tissue, which can lead to abnormal connections of scar tissue forming between tissues and organs. Potential serious complications of adhesions include bowel obstruction, increased difficulty of re-operations, chronic pain and infertility. Adhibit™ binds directly to the tissue and forms a temporary barrier between surfaces, preventing contact and adhesions from forming. We commenced a pivotal European trial in July 2003 using Adhibit™ to reduce the incidence and severity of adhesions following laparoscopic surgery for removal of uterine fibroids, a procedure known as myomectomy. The study will be used to support the expansion of the population of surgical patients in Europe that could potentially benefit from Adhibit™.  In October 2003 we commenced enrollment in a Canadian trial using Adhibit™ to reduce the incidence and severity of adhesions following laparoscopic surgery in severe endometriosis. Endometriosis is a condition that develops when the lining of the uterus (endometrium) grows outside the uterus on other organs such as the ovaries, bowel, bladder and pelvic lining. Additional studies designed to support a North American approval request are planned pending results of the European myomectomy study and the Canadian endometriosis study.

Drug Coatings

STS Acquisition – drug coatings

On December 4, 2003, we acquired all of the issued and outstanding shares of STS Biopolymers, Inc. for total consideration of $31.9 million (US$24.4 million).  The consideration primarily consisted of cash payments to shareholders and debt holders of STS. STS specializes in the development and manufacturing of biocompatible coatings for medical devices. The STS acquisition provides us with coating technology adaptable to many of the applications we are developing for next-generation drug-loaded medical devices. Included with the STS acquisition was STS’s wholly-owned subsidiary, MCTec BV, a company resident in Venlo, Netherlands.  MCTec provides large scale coating services to STS and other third party customers.  STS coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires. STS also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT®) coatings to a wide variety of medical device partners. The acquisition gives us the opportunity to access coating technology adaptable to next-generation drug-loaded medical devices.

STS products are currently utilized together with medical devices sold in those markets for which STS has received the required regulatory approvals. We distribution STS products worldwide based upon the specific custom requirements of our customers. As of December 31, 2003, STS products accounted for 2% of our consolidated revenues since we acquired STS in December 2003.

Slip Coat® – SLIP-COAT® is a lubricious coating that uses the body's fluids to reduce friction by more than 90%. The technology comprises a patented, non-reactive hydrophilic/hydrophobic polymer matrix, which can be varied to optimize performance characteristics such as lubricity, flexibility and hydration. As a result, SLIP-COAT® coatings can be custom formulated to meet any performance specification.

Medi-Coat® – MEDI-COAT® is a family of biocompatible coatings comprising a patented hybrid polymer system designed for localized delivery of bioactive agents from medical device surfaces. MEDI-COAT® technology consists of drugs entrapped in patented mixtures of hydrophilic and hydrophobic polymers, which are designed for controlled elution of the drug from the coated surface. Examples of classes of drugs suitable for coatings that could be used with MEDI-COAT® include anti-infective drugs, anti-thrombogenics, anti-proliferative drugs and scar-forming drugs. In addition, a patented BOND-COAT® primer system allows adhesion of various agents to metal substrates with the flexibility to meet the potential requirements of many metal medical devices, such as cochlear implants, implanted cardioverter defibrillators (ICDs), orthopedic hardware, screws, plates, spinal cages, and lead wires to name a few.

Echo-Coat® – ECHO-COAT® is a biocompatible surface treatment used in ultrasound imaging technology allowing medical devices to shine brightly in ultrasound images and giving practitioners unparalleled visual feedback during interventional procedures. Regular needles are not easily seen under ultrasound guidance, as the relationship of the needle must be kept parallel to the transducer (perpendicular to the ultrasound beam). This positioning cannot always be obtained. ECHO-COAT® coating has the ability to trap microscopic air bubbles which creates thousands of highly efficient ultrasound reflectors on the surface of the ultrasound needle. With the result of this greater echogenicity, or visibility, procedures never before considered practical by ultrasound guidance are now possible.

Therapeutic Applications

We have developed an intravenous, or systemic, treatment using paclitaxel for chronic inflammatory diseases and have clinical programs in rheumatoid arthritis and psoriasis. Treating patients with chronic inflammatory diseases requires that side effects of systemic treatments be minimized. We have produced a proprietary systemic paclitaxel formulation, PAXCEED®, for patients with active, widespread diseases that avoids the negative side effects often associated with paclitaxel. PAXCEED® has the potential to reduce inflammation and inhibit an enzyme that breaks down cartilage. We have completed a Phase 1 clinical trial for psoriasis in March 2003 which showed positive results. We are also presently conducting a 50 patient Phase 2 clinical trial for the treatment of rheumatoid arthritis.

Upon the completion of the rheumatoid arthritis Phase 2 clinical trial, we intend that any further development and commercialization of PAXCEED® for pharmaceutical applications be carried out through a strategic alliance with a biopharmaceutical company.

Segmented Information

We operate in the following segments:

-

medical device coatings and implants (includes drug loaded products);

-

non drug loaded biomaterials; and

-

therapeutics

As a result of the acquisition of Cohesion we added non-drug loaded biomaterials to our business segments during the fifteen months ended December 31, 2003.  For the 15 month transition fiscal year ended December 31, 2003 revenue from one licensee in the medical device coatings and implants segment represented approximately 20% of our total revenue.  In addition, revenue from one customer in the non drug loaded biomaterials segment represented approximately 54% of our total revenue.  Approximately 93% of our revenues for the fifteen month period ended December 31, 2003 were attributable to customers or collaborators located in the United States.  For the year ended September 30, 2002, our revenue was generated primarily in one segment, medical device coatings and implants, which represented 100% of our total revenue, which was all attributable to customers or collaborators located in the United States.

Business Strategy

Our goal is to further our leadership position in the convergence of surgical implants and medical device technologies with pharmaceutical therapeutics. In order to achieve this goal, we are undertaking the following strategies:

Leverage Our Technology Platforms to Develop Future Products

We continue to assess, understand and study other applications of our technology and its ability to improve patient outcomes. This includes the continued analysis of the biology pertaining to the failure of medical devices and surgical implants and the ongoing determination of therapeutic drug selection, concentration, total dose and drug release characteristics required to enhance medical device and surgical implant performance and modulate the interaction between tissue and the relevant medical devices or surgical implants. We believe that this approach allows us to create additional novel drug-coated medical devices and surgical implants that achieve better clinical results than either drugs or medical devices and surgical implants may achieve independently.

Identify and Target Significant Markets with Unmet Needs

We continue to identify numerous specific problems associated with a variety of commonly used, commercially successful medical devices and surgical implants and are developing pharmaceutical coatings to improve their performance and provide them with a competitive advantage. For example, we believe the paclitaxel-coating dramatically improves the performance of bare metal stents leading to improved patient outcomes, premium pricing and stent market growth. We believe other prominent medical devices and surgical implants could be similarly affected through the proprietary addition of locally-delivered therapeutics. Paclitaxel vascular wraps in the management of by-pass failure are a further example of this type of next-generation product.

Leverage our Existing and Future Strategic Collaborations

We pursue a strategy of developing products to an appropriate stage before executing agreements with strategic collaborators. We identify industry leaders to complete product development, seek regulatory approvals and market and sell our product candidates. We believe this strategy allows us to obtain more favorable economic arrangements than would be available in earlier stage collaborations, while allowing us to avoid the expense of large-scale product development and commercialization. Because our strategic collaborators will be responsible for selling and marketing these products should they be approved, we expect to gain the benefit of their expertise and avoid the cost associated with these activities. We are also better able to pursue multiple product opportunities as a result.

Establish and Maintain a Strong Intellectual Property Portfolio

We are among the first companies to develop an extensive intellectual property portfolio of products combining approved pharmaceutical agents, such as paclitaxel, with medical devices and surgical implants. Recognizing the importance of intellectual property in our industry, we plan to continue to aggressively pursue patent protection in the United States and other significant markets, as well as protect trade secrets and know-how as our biological assays uncover additional important drug-device combinations.

Pursue Selected Strategic Acquisitions

We believe that strategic acquisitions represent an effective means to broaden our product lines. We intend to pursue opportunities that enhance sales growth and offer complementary products and product lines to which we can apply our screening and drug-coating technologies.

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

Our patents and patent applications relate to, among other things:

•

the use of paclitaxel and other agents for the treatment of chronic inflammatory diseases, such as restenosis (including as a stent coating),  rheumatoid arthritis and psoriasis;

•

compositions of and use of pharmacologic agents as medical device coatings and drug-loaded biomaterials;

•

hybrid polymer systems designed for localized delivery of bioactive agents and controlled elution of drugs from medical device surfaces ;

•

non-reactive hydrophilic/hydrophobic polymer matrix, which can be varied to optimize performance characteristics such as lubricity, flexibility and hydration;

•

biocompatible surface treatments used in ultrasound imaging technology allowing medical devices to shine brightly in ultrasound images giving a result of greater echogenicity, or visibility;

•

hemostatic and sealant compositions, as well as broad intellectual property rights relating to collagen;

•

drug delivery compositions, such as our proprietary systemic formulation, stent coatings and other local drug delivery systems; and

•

methods of administration.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in Europe and Japan.  Pursuant to the review of patents in these countries, an opposition can be filed by a third-party after the granting of a patent. In the case of one of our European patents, several oppositions were filed by third parties against our granted European patent relating to stents and rheumatoid arthritis. After a hearing before the Opposition Division of the European Patent Office in July 2000, a decision was rendered regarding the non-stent related claims.  No formal decision has been rendered with respect to claims relating to stents and methods of using stents. We appealed the decision of the Opposition Division to the Board of Appeal of the European Patent Office.  The Board of Appeal has remanded the case back to the Opposition Division for further consideration of the claims which were granted by the European Patent Office (including stent-related claims). An opposition has also been filed by a third-party against one of our Japanese patents that relate to stents. An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent.  The outcome of these cases before the Opposition Division, or subsequently, on appeal, is uncertain at this time.  We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor’s technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

Research and Product Development

We conduct a majority of our research in-house. We believe that we have employed sufficiently qualified researchers in order to conduct our research and product development programs. However, we may enter into collaborations with other researchers specializing in our areas of primary interest where we believe it is necessary. We may not be able to successfully attract and retain skilled and experienced researchers, which could harm our ability to develop our product candidates and generate revenues.

Process Development and Manufacturing

Our current process development and manufacturing strategy includes developing, manufacturing and commercializing our products through arrangements with major pharmaceutical, device and biotechnology companies. We will rely on such companies, licensees or other entities for commercial scale manufacturing and marketing of our products. There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that any such parties will be able to develop adequate manufacturing capabilities for commercial scale quantities. In April 2003 we broadened our strategic alliance with Baxter Healthcare, granting Baxter the right to manufacture and distribute our CoSeal® surgical sealant product and the surgical anti-adhesive product, Adhibit™. Despite our strategic alliance with Baxter, as part of our ongoing growth strategy, we intend to establish our own manufacturing facilities for the commercial production of our product development candidates and build our own sales force for selected opportunities.

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

There are a number of companies developing treatments for restenosis that would be considered to be directly competitive with our technology. In particular, Johnson & Johnson developed a stent coated with rapamycin, the CYPHER stent, which has demonstrated a 0% restenosis rate in a large scale European trial referred to as RAVEL and a 8.9% restenosis rate in a large scale U.S. clinical study referred to as SIRIUS.  CYPHER has been approved for use in the European Community and approval in the United States.  In addition Guidant, Abbott Laboratories, Biocompatibles and Medtronic are all developing drug-coated stents.  Boston Scientific, Guidant, Johnson & Johnson, Medtronic, Novoste, Radiance and others are in various stages of development of radioactivity-based technologies. Successful clinical results, regulatory review and commercialization of any of these technologies could have a material adverse impact on our business. In addition, other companies are developing various other technologies for the reduction of restenosis which will compete with our paclitaxel-based approach should these products be approved.

If we are able to achieve approval of our rheumatoid arthritis treatment, we will also face significant competition in the form of various products either currently approved or in development.  These include COX-2 inhibitors, anti-TNF therapy, chemotherapeutic agents and other drugs.

Human Resources

On a worldwide basis, we employ 147 people, 28 of whom hold advanced degrees in science and business, including 19 with PhD or MD degrees. Of our total work force 95 employees are engaged in, or directly support, research and development activities and 52 are engaged in finance and corporate administration activities. In addition, we have contractual arrangements with scientists at various research and academic institutions. All personnel or their institutions execute confidentiality agreements with us. While we will continue to seek to hire highly qualified employees, we believe that we have employed sufficiently qualified personnel.

Facilities

Our laboratory and administrative offices are located at 1618 Station Street, Vancouver, B.C., Canada. We currently lease approximately 52,100 square feet for research and development, legal, clinical and regulatory affairs, quality assurance and administration.   We have entered into a long-term lease arrangement for this space through 2012.  In addition, the Company’s wholly-owned subsidiary, Angiotech Pharmaceuticals (US) Inc., has leased approximately 4,500 square feet of administrative offices in North Bend, Washington.

Upon the acquisition of Cohesion, we acquired a manufacturing, laboratory and administrative facility in Palo Alto, California.  This stand-alone leased facility is approximately 32,000 square feet and includes GMP manufacturing.  The acquisition of STS Biopolymers, Inc. includes the acquisition of leased premises of approximately 19,200 square feet in Henrietta, New York and approximately 5,200 square feet at its subsidiary, MCTec in the Netherlands. The STS facilities includes manufacturing, laboratory and administrative capabilities.

We believe that these facilities are suitable and adequate for our present and foreseeable needs.  We also conduct research and development at our collaborators’ facilities.

RECENT ACQUISITIONS

Cohesion Technologies, Inc.

On January 31, 2003 we acquired all of the issued and outstanding share capital and related warrants and options of Cohesion Technologies, Inc. Cohesion’s patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers and includes a significant number of issued U.S. patents and patent applications that are pending in the United States. Pursuant to that acquisition, we acquired the biosurgical products Adhibit™, CoSeal® and CoStasis®. Cohesion’s products and programs are based on a platform of proprietary technologies centered on collagen and hydrophilic polymers that quickly bond together inside the body and bind to tissue. The acquisition provides us with the opportunity to drug-load approved medical devices and surgical implants and to accelerate product development timelines for our programs with the combined additional research, development, clinical and regulatory resources. Drug-loaded Adhibit™, CoSeal®, and CoStasis® are in pre-clinical development. Several studies with CoSeal® and Adhibit™ are underway to gain additional regulatory approvals in Europe, Canada and the United States. See the section titled “Description of Business” and “Risk Factors” for further discussion about those surgical implants and the acquisition generally.

The consideration totaled approximately $73.3 million (U.S. $47.9 million), payable primarily through the issuance of 4,811,256 of our common shares. The total costs of the acquisition excluding the consideration paid to Cohesion shareholders, was $2.9 million, including restructuring charges of $1.9 million. No valuation opinion was required or obtained for this transaction. Cohesion and its affiliates, associates and insiders were all at arm’s length to us and our affiliates, associates and insiders. Since the date of the acquisition, Cohesion has affected our operating results by increasing our operating losses by $9.3 million (of which $9.2 million relates to amortization of intangible assets acquired) for the eleven-month period from January 31, 2003 to December 31, 2003.  This acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of Cohesion have been included in our audited consolidated financial statements from January 31, 2003, the date of acquisition. For more detailed information regarding the financial aspects of the Cohesion acquisition and its impact on us, see our financial statements.

STS Biopolymers, Inc.

On December 4, 2003, we acquired all of the issued and outstanding shares of STS Biopolymers, Inc., a company located in Henrietta, New York. STS specializes in the development and manufacturing of biocompatible coatings for medical devices. The acquisition also included STS’s wholly-owned Dutch subsidiary MCTec B.V. Through MCTec, STS uses an efficient continuous coating process to manufacture components for medical devices such as coated stylets, coated wire for coiled guidewires and hypotubes. STS coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires. They also license a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT®) coatings to a wide variety of medical device partners. The acquisition gives us the opportunity to access coating technology adaptable to next-generation drug-loaded medical devices.

The consideration for the acquisition totaled approximately $31.9 million (U.S. $24.4 million) primarily consisting of cash payments to shareholders and debt holders of STS. The total costs of the acquisition, excluding the consideration paid to STS shareholders, was $5.5 million.  No valuation opinion was required or obtained for this transaction. STS and its affiliates, associates and insiders were all at arm’s length to us and our affiliates, associates and insiders. Since the date of the acquisition, STS has affected our operating results by decreasing our operating losses by $8,000 for the one-month period from December 4, 2003 to December 31, 2003. This acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of STS have been included in our audited consolidated financial statements from December 4, 2003, the date of acquisition. For more detailed information regarding the financial aspects of the STS acquisition and its impact on us, see our financial statements.

RISK FACTORS

You should consider carefully the following information about these risks, together with all of the other information contained in this annual information form. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed.

Risks Related to Our Business

Boston Scientific may be enjoined from commercializing our lead product in the United States.

One of our partners, Boston Scientific, is involved in several legal proceedings concerning challenges to its stent business.  As an example, current material litigation proceedings relate to the stent design, Express2™, used in Boston Scientific’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking preliminary and permanent injunctions to prohibit Boston Scientific from making, using, selling, offering for sale or importing the Express2™ stent into the United States. If Cordis is successful in obtaining an injunction, we and our partner, Boston Scientific, would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or we or one of our partners are able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly delayed.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on Boston Scientific’s ability to sell its Express2™ stent in the United States.  We expect that either of our partners may be involved in other material legal proceedings in the future.

We depend on Boston Scientific for most of our future revenues and lead product development.

Although we rely on a number of collaborators for product development, we have depended heavily on Boston Scientific for the development and commercialization of the paclitaxel-eluting coronary stent, our lead product, including the design, conduct and timing of clinical trials and providing us with necessary clinical data. We anticipate that substantially all of our revenue for the next few years will be derived from and dependent upon Boston Scientific. The amounts payable by Boston Scientific to us vary from 3% to 10% of gross sales depending on various factors, including volume of sales from time to time. From these amounts, we must pay 1% of gross sales to the National Institutes of Health under a license agreement. There is no guarantee that royalty payments under the license agreement with Boston Scientific will continue or increase, and demand for Boston Scientific’s product could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, or if there is a reduction in demand for our products for any reason, our business would be seriously harmed.

We have a history of net losses and may not achieve or maintain profitability.

We began operations in 1992 and have incurred a loss from operations in all of the years of our existence. As of December 31, 2003 our accumulated deficit was approximately $127.9 million. We incurred losses of approximately $67.6 million for the year ended December 31, 2003. Our ability to achieve and maintain profitability will depend on, among other things, the successful commercialization of our technology. We cannot predict if profitability will ever be achieved and, if it is, whether or not it will be sustainable on a quarterly or an annual basis.

We expect that our available cash resources, working capital, expected product and royalty revenue, estimated funding from corporate partnerships, and expected interest income, should be sufficient to satisfy the funding of existing product development programs, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis. The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent. As a result, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution or the issuance of securities with rights senior to the rights, of the holders of common shares.

Our success depends on the successful commercialization of our technology.

The successful commercialization of our technology is crucial for our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. Medical devices, pharmaceutical applications and surgical implants utilizing our technology are in various stages of clinical and commercial development and face a variety of risks and uncertainties. Principally, these risks include the following:

•

future clinical trial results may show that some or all of our technology, or the technology of our strategic collaborators that incorporate our technology, is not safe or effective;

•

even if our technology is shown to be safe and effective, we and our strategic collaborators may face significant or unforeseen difficulties in manufacturing the medical devices and surgical implants that use our technology. These difficulties may become apparent when we or our strategic collaborators manufacture the medical devices or surgical implants on a small scale for clinical trials and regulatory approval or may only become apparent when scaling-up the manufacturing to commercial scale;

•

even if our technology-based products are successfully developed, receive all necessary regulatory approvals and are commercially produced, there is no guarantee that there will be market acceptance of them or that they will not cause unanticipated side effects in patients. Our ability to achieve market acceptance for any of our products will depend on a number of factors, including whether or not competitors may develop technologies which are superior to or less costly than our technology-based products, with the result that our technology-based products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our technology for some other reason, it would likely seriously harm our ability to generate revenue.

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of our products.

Our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. For instance, we currently collaborate with Boston Scientific and Cook to develop and market our coronary and peripheral stents, with Baxter to manufacture and market our CoSeal® and Adhibit™ products. Those strategic collaborators are currently essential to the development of our technology and potential revenue and we have little control over or access to information regarding our collaborators’ activities with respect to our products.

Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including:

•

failure of a strategic collaborator to continue, or delays in, its funding, research, development and commercialization activities;

•

the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs;

•

the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and

•

the failure of a strategic collaborator, such as Boston Scientific or Cook, to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.

We rely on others to manufacture products that use our technology. For example, under the terms of an agreement with Baxter, the manufacture of CoSeal® and Adhibit™ is being transferred to Baxter. Our products will have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We do not currently have facilities for the commercial production of our products other than CoStasis®. We intend to contract with third-party manufacturers to produce commercial quantities of our potential products but we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement the commercialization of our products could be delayed. If third-parties cannot deliver commercial quantities in a timely manner, our revenues could be significantly reduced.

We may elect to perform manufacturing operations internally. Developing our own commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.

Any failure to obtain and protect intellectual property could adversely affect our business.

Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. We have filed and are actively pursuing patent applications in Canada, the United States and other jurisdictions. We have also obtained licenses from third parties with respect to their intellectual property that we use in connection with our technology. We may not be able to obtain patent protection for key elements of our technology. The patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. There can be no assurance that:

•

patent applications will result in the issuance of patents;

•

additional proprietary products developed will be patentable;

•

licenses we have obtained from third parties that we use in connection with our technology will not be terminated;

•

patents issued will provide adequate protection or any competitive advantages;

•

patents will not be successfully challenged by any third parties; or

•

the patents of others will not impede our or our collaborators’ ability to commercialize our technology.

The drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, others may independently develop similar products or technologies or, if patents are issued to us, design around any patented technology developed by us, which could affect our potential to generate revenues and harm our results of operations.

Patent protection may not be available based on prior art. The publication of discoveries in the scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we, or where applicable, one of our licensors, were the first creator of inventions covered by issued patents or pending patent applications or that we, or where applicable one of our licensors, was the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from making, using or selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all.

Third-parties have filed several oppositions against our granted European patent relating to stents and rheumatoid arthritis. These oppositions asserted a number of grounds, including patents and scientific articles, that are alleged as prior art to our granted European patent. After a hearing before the Opposition Division of the European Patent Office in July 2000 a decision was rendered holding several of the non-stent related claims invalid. No formal decision has been rendered with respect to claims relating to stents and methods of using drug-coated stents. We appealed the decision of the Opposition Division to the Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case back to the Opposition Division for further consideration of the claims that were granted by the European Patent Office including certain claims relating to drug-coated stents. An opposition has also been filed by a third-party against one of our Japanese patents that relate to stents. An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The outcome of these cases before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor’s technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us. For instance, we are in discussions with Harvard University with respect to a previously granted license involving certain intellectual property relating to our perivascular wrap technology. While we do not believe that these discussions will result in the termination of the Harvard license, we can give no assurance that the license will not be terminated. If the Harvard license is terminated, it may have an adverse impact on our rights to commercialize the perivascular wrap technology.

We may need to obtain additional licenses for the development of our products. Licenses may not be available on satisfactory terms or at all. If available, these licenses may obligate us to exercise diligence in bringing our technology to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could seriously harm our business. We may also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

Our intellectual property includes trade secrets and know-how that may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not adequately protect our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Our ability to operate could be hindered by the proprietary rights of others.

A number of pharmaceutical, biotechnology and medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights. We are aware of other parties with intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties’ patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we would be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Our development programs and products subject us to the risk of product liability claims for which we may not be able to obtain adequate insurance coverage.

Human therapeutic products and medical devices involve the risk of product liability claims and associated adverse publicity. Our principal risks relate to the sales of our products and currently their use in clinical trials. Claims may be made by consumers, healthcare providers, third party strategic collaborators or others selling our products. There can be no assurance that we will be able to obtain or maintain sufficient and affordable insurance coverage for any of these claims. Without sufficient coverage, any claim, any threat of such a claim or any product withdrawal could seriously harm our business.

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

•

discontinue processes incorporating infringing technology; or

•

obtain licenses to the infringed intellectual property.

We cannot assure you that we would be successful in developing or acquiring non-infringing intellectual property or that necessary licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we do not obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

If third-parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favorable.

We currently face and will continue to face significant competition.

Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include Johnson & Johnson, Guidant Corporation, Abbott Laboratories, Biocompatibles International plc, Boston Scientific Corporation, Medtronic, Inc., Tyco Healthcare Group, Baxter Healthcare Corporation, Haemacure Corporation, Genzyme Biosurgery, a division of Genzyme Corporation, and Lifecore Biomedical, Inc., among others. Other companies may:

•

develop and patent products earlier than us;

•

obtain regulatory approvals for such products more rapidly;

•

obtain patent protection for such products earlier than us; or

•

develop more effective or less expensive products.

While we will seek to expand our technological capabilities in order to remain competitive, there is a risk that:

•

research and development by others will render our technology or product candidates obsolete or non-competitive;

•

treatments or cures developed by others will be superior to any therapy developed by us; and

•

any therapy developed by us will not be preferred to any existing or newly developed technologies.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement or market acceptance for them.

Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations or supported by the market for these products. There can be no assurance that third-party insurance coverage and reimbursement will be available for the products we might develop.

Third-party payers are increasingly challenging the price of medical products and services. In some countries in Europe, significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and we do not know whether adequate third party coverage will be available for us to realize an appropriate return on our investment in product development, which could seriously harm our business. In the United States, while reimbursement amounts previously approved appear to provide a reasonable rate of return, there can be no assurance that this will continue to be the case due to proposed health care reforms. Efforts by governmental and third-party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which could seriously harm our business.

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

The development, manufacture and sale of medical devices and human therapeutic products in Canada, the United States and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

•

approval of manufacturing facilities and practices;

•

adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

•

review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

•

control of marketing activities, including advertising and labeling.

The product candidates currently under development by us or our collaborators will require significant development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

Even if some of our products and manufacturing facilities receive regulatory approval, those products and facilities may still face subsequent regulatory difficulties.

If we or our collaborators receive regulatory approval to sell any of our products, regulatory agencies will limit the approval to certain diseases, conditions or categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to ongoing regulatory requirements. Regulatory agencies may also require expensive post-approval studies. Any adverse effects associated with our products must also be reported to regulatory authorities. If new data are developed, previously unknown adverse experiences with a product occur, deficiencies in our or our collaborators’ manufacturing and laboratory facilities are discovered, or we or our collaborators fail to comply with applicable post-market regulatory requirements, a regulatory agency may impose restrictions on that product or on us or our collaborators, including the requirement to withdraw the product from the market, close the facility, suspend manufacturing, change the product’s label or pay substantial fines. For instance, in 2003, we recalled for approximately one week the CoSeal® product due to regulatory concerns with the packaging. We are, and we expect to continue to be, dependent on our collaborators for continuing regulatory compliance and we may have little or no control over these matters.

Our manufacturing facilities must comply with applicable regulations.

We currently manufacture CoStasis® at our Cohesion facility, STS products at our STS facility and we rely on our collaborators for the manufacture of our other products. Our and our collaborators’ manufacturing practices may not satisfy regulatory requirements. Because we contract with third-parties for manufacturing of the majority of our products, our ability to control third-party compliance with FDA and other regulatory requirements will be limited to contractual remedies and rights of inspection. Our failure or the failure of third-party manufacturers to comply with regulatory requirements applicable to our products may result in legal or regulatory action by those regulatory authorities. There can be no assurance that our or our collaborators’ manufacturing processes will satisfy GMP or ISO requirements.

In addition, there may be uncertainty as to whether or not we or others who are involved in the manufacturing process will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for our products will harm our prospects, business, financial condition and results of operations.

We may be unsuccessful in marketing, selling and distributing certain of our products.

We distribute a number of our products worldwide . If our distribution personnel or methods are not sufficient to ensure we have supply to meet demand for our products or if there is a quality control failure with our products, it could harm our prospects, business, financial condition and results of operations.

We have limited experience in marketing and selling our products. In order to achieve commercial success for our approved products, we may have to develop an effective marketing and sales force or enter into further arrangements with third parties to market and sell our products. If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our products will reduce our ability to generate revenues.

We may incur losses associated with foreign currency fluctuations.

Our operations are in some instances conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. In addition to the Canadian dollar, we currently conduct some operations in U.S. dollars. Exchange rate fluctuations may reduce our future operating results. In the 15 month period ended December 31, 2003 we reported $27.9 million of foreign exchange losses due to foreign currency fluctuations.

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

We currently present our consolidated financial statements in Canadian dollars and commencing for our fiscal year ending December 31, 2004, we will report our operating results and financial position in US dollars in order to more accurately represent the currency of the economic environment in which we operate.

We are exposed to credit risk related to specific customers.

During the fifteen month period ended December 31, 2003, revenue from one licensee in the medical device coatings/implants segment represented approximately 20% of total revenue and revenue from one customer in the non-drug loaded biomaterials products segment represents approximately 54% of total revenue.   We are dependant upon Boston Scientific in regards to the commercial success of the drug-eluting stent.  We do not have control over the sales and marketing effort, the stent pricing, production volumes or distribution.  Our involvement is limited to the terms of the contractual agreements which provide for the receipt of royalty revenue based on the net sales of Boston Scientific and specify the applicable royalty rates.

Acquisition of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any other acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•

exposure to unknown liabilities of acquired companies;

•

higher than anticipated acquisition costs and expenses;

•

the difficulty and expense of integrating the operations and personnel of the companies;

•

disruption of our ongoing business;

•

diversion of management’s time and attention;

•

failure to maximize our company’s financial and strategic position by the successful incorporation of acquired technology;

•

the inability to implement uniform standards, controls, procedures and policies;

•

the loss of key employees and customers as a result of changes in management;

•

the incurrence of amortization expenses; and

•

possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

Further, your holding in our company will be diluted if equity securities are issued in connection with any acquisition. If significant acquisitions are made for a cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. If we issue preference shares to collaborators, the holders of the preference shares could have rights senior to those of the holders of common shares. If debt is used to finance acquisitions, the debt holders would have rights senior to holders of common shares to make claims on our assets and the terms of any debt could restrict our operations, including our future ability to pay dividends on common shares. Acquisition financing may not be available on acceptable terms, if at all.

In January 2003 we acquired Cohesion. Integration of the operations and business of Cohesion has focused on the outsourcing of the manufacturing, marketing and sales of the CoSeal® and Adhibit™ products to Baxter Healthcare Corp. In December 2003 we acquired STS and have only recently begun integration. We cannot give assurances that these integrations will achieve the anticipated benefits.

We may incur significant costs complying with environmental laws and regulations.

Our research and development processes involve the use of hazardous and radioactive materials. We are subject to federal, provincial, local and other laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the healthcare field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues.

Risks Relating to Our Shares

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

Our common shares have been, and are likely to continue to be, highly volatile. For example, in the last 12 months, shares of our common stock traded on the Nasdaq National Market and the Toronto Stock Exchange have closed at a high of US$25.98 and CDN$35.48 respectively, and at a low of US$7.87 and CDN$12.19, respectively. Our share price could fluctuate significantly in the future for the following reasons:

•

a failure to successfully achieve the desired benefits of the acquisition of Cohesion or STS;

•

future announcements concerning us or our competitors;

•

quarterly variations in operating results;

•

the introduction of new products or changes in product pricing policies by us or our competitors;

•

an acquisition or loss of significant customers, distributors and suppliers;

•

changes in earnings estimates by analysts;

•

changes in third-party reimbursement practices;

•

regulatory developments;

•

intellectual property developments;

•

reports of results of clinical trials, including the TAXUS trials;

•

the commencement of material litigation against us or our collaborators; or

•

fluctuations in the economy or general market conditions.

In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for our common shares to decline. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

We were formed under the laws of British Columbia, Canada. Substantially all of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the United States. As a result, it may be impossible for U.S. investors to affect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a court in the United States based upon civil liability provisions of the U.S. federal securities laws. No treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments.

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

Furthermore, all of our executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months’ severance pay in the event of a change of control of our company.

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

Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information for each of our three most recently completed financial years. This data should be read in conjunction with our audited consolidated financial statements, including the notes to the financial statements, and the risk factors set out in this Annual Information Form. We have changed our year end to December 31 effective December 31, 2003. Our transition year was the 15-month period ended December 31, 2003 (“Fiscal 2003”).

Our consolidated financial statements are prepared in Canadian dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. generally accepted accounting principles, or U.S. GAAP, except as disclosed in note 17 of the consolidated financial statements for the Fiscal Year 2003.

	Period Ended December 31,	Year Ended September 30,
(In thousands of Canadian dollars, except per share amounts)	2003	2002	2001

Consolidated Statements of Loss and Deficit:
Revenue
Product sales	11,130	-	-
License fees	10,859	$7,322	$1,123
Royalty revenue	5,809	8	-
Total Revenue	27,798	7,330	1,123

Expenses
Cost of goods sold – product sales	6,655	-	-
License and royalty fees on royalty revenue	2,603	-	-
Research and development	21,027	16,311	15,114
Selling, general and administration	26,214	12,104	7,336
Amortization	14,617	3,141	2,112
Total Expenses	71,116	31,556	24,562
Operating loss	(43,318)	(24,226)	(23,439)

Other (Expenses) Income
Foreign exchange gain (loss)	(27,942)	629	5,976
Investment and other income	3,745	3,454	9,136
Interest expense – capital lease	(101)	-	-
Total other (expenses) income	(24,298)	4,083	15,112
Loss for the year	$(67,616)	$(20,143)	$(8,327)
Total Assets	$520,716	$151,565	$162,703
Loss per common share(1)	(0.96)	(0.32)	(0.14)
Weighted average number of common shares (in thousands)	70,580	62,532	61,656

(In thousands of Canadian dollars)	As at December 31,	As at September 30,
	2003	2002	2001
Balance Sheet:
Cash, cash equivalents, and short-term investments	$383,577	$136,350	$156,094
Working capital	382,663	128,407	151,922
Total assets	520,716	151,565	162,703
Deficit	(127,885)	(60,269)	(40,126)
Total shareholders’ equity	495,487	139,412	156,928

Note:

(1)

After taking into account the effect of a two-for-one stock split which occurred on March 17, 2003 and a two-for-one stock split which occurred on February 3, 2004.

The following table summarizes selected financial information for the last eight quarters ending December 31, 2003:

Quarter Ended
(In thousands of Canadian dollars except per share information)	12/31/03	09/30/03	06/30/03	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02
Total Revenue	$13,534	$5,867	$4,721	$3,506	$170	$162	$3,285	$3,461
Net (loss) profit (1)	(19,073)	(8,799)	(17,933)	(15,829)	(5,982)	(1,928)	(8,593)	(6,411)
(Loss) profit per share (2)	$(0.23)	$(0.13)	$(0.26)	$(0.24)	$(0.10)	$(0.03)	$(0.14)	$(0.10)

Note:

(1)

The selected quarterly financial information has been restated for the effect of implementing the accounting policy for expensing stock based compensation.

(2)

   After taking into account the effect of a two-for-one stock split which occurred on March 17, 2003 and a two-for-one stock split which occurred on February 3, 2004.

CAPITALIZATION

The following table sets forth our capitalization.

(In thousands of Canadian dollars, except share information)	Authorized	Outstanding at December 31, 2003

Long-term Debt		$Nil
Shareholders’ Equity
Preference shares – Class I	50,000,000	Nil
Common Shares	200,000,000	622,391 (1)
		(83,174,522 shs)(2)(4)
Contributed Surplus		9,060
Deficit		(127,885)
Total Shareholders Equity(3)		$495,487

Notes:

(1)

After deducting share issue costs.

(2)

Excludes 13,127,102 common shares reserved for issuance upon the exercise of options granted to certain of our executive officers, directors, employees, and consultants, and 10,000 common shares reserved for issuance pursuant to certain licensing agreements.

(3)

See Note 15 to our consolidated financial statements for a description of commitments under operating leases.

(4)

After taking into account the effect of a two-for-one stock split which occurred on March 17, 2003 and a two-for-one stock split which occurred on February 3, 2004.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

The quarterly information as required for the eight most recently completed quarters ending at the end of our Fiscal Year 2003, is found in Selected Financial Information contained in this Annual Information Form.

Reference is made to the Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, which accompanies our consolidated financial statements contained in the Annual Report.  The MD&A is incorporated by reference in this Annual Information Form.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, office and principal occupation of each of our directors and executive officers.  Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director’s election or appointment.  Each executive officer holds office at the pleasure of the Board of Directors.

Name and Municipality of Residence	Position with the Company or Subsidiary of Company	Principal Occupations Within the Past Five Years

William L. Hunter, MD Vancouver, B.C.	President, Chief Executive Officer, and Director	Sept/02 to present – President & CEO, Angiotech; Aug/98 to Sept/02 -- Chairman & CEO, Angiotech; Nov/92 to present -- Director

David M. Hall Vancouver, B.C.	Chief Financial Officer, Corporate Secretary and Treasurer	Mar/02 to present – Chief Financial Officer, Corporate Secretary & Treasurer, Angiotech; Jan/99 to Mar/02 -- Senior Vice President, Finance, Corporate Secretary & Treasurer, Angiotech

Jeanne M. Bertonis, MBA Melrose, Massachusetts	Chief Business Officer

Mar/03 to present – Chief Business Officer, Angiotech;

May/00 to Mar/03 – Vice President, Corporate Development, Angiotech;

May/98 to May/00 -- Senior Director, Corporate Development, Genzyme Corporation

David D. McMasters, ESQ North Bend, Washington	Senior Vice President, Legal and General Counsel

Jan/04 to present – Senior Vice President, Legal and General Counsel, Angiotech;

Dec/00 to Jan/04 – Vice President Intellectual Property & General Counsel, Angiotech;

2000 – Managing Director and CEO, Seed Intellectual Property Law Group PLLC;

1998 to 1999 Managing Partner, Seed and Berry

Rui Avelar, MD, CCFP, DIP SPORT MED Vancouver, B.C.	Senior Vice President, Medical Affairs and Communications

Jan/04 to present – Senior Vice President, Medical Affairs and Communications;

Jan/03 to Jan/04 – Vice President, Medical Affairs and Communications;

Dec/01 to present – Vice President, Investor Relations, Angiotech;

Sept/00 to Dec/01 – Biotechnology Analyst, Haywood Securities;

Sept/99 to present – Team Physician, Vancouver Canucks Hockey Club;

Sept/92 to July/00 – Self-employed physician

George Y. Daniloff, MD, PhD Mountain View, California	Senior Vice-President, Research & Development & General Manager, Angiotech Pharmaceuticals (US), Inc. and Cohesion Technologies, Inc.

Jan/04 to present –Senior Vice President, Research & Development & General Manager, Angiotech Pharmaceuticals (US), Inc. and Cohesion Technologies, Inc.;

Feb/03 to Jan/04 – General Manager & Vice President, Research & Development, Cohesion Technologies, Inc.;

Jan/01 to Feb/03 – Vice President Research and Development, Cohesion Technologies, Inc.

Ross R. Erickson, BA, MA Palo Alto, California	Senior Vice President, Operations, Angiotech Pharmaceuticals (US), Inc. and Cohesion Technologies, Inc.

Jan/04 to present – Senior Vice President, Operations, Angiotech Pharmaceuticals (US), Inc. and Cohesion Technologies, Inc.;

Feb/03 to Jan/04 – Vice President, Operations, Cohesion Technologies, Inc.;

Aug/98 to Feb/03 – Vice President, Regulatory Affairs and Clinical Research, Cohesion Technologies, Inc.

Russell W. McDaniell, BS, AAS	Senior Vice President, Marketing, Angiotech Pharmaceuticals (US), Inc.

Feb/04 to present – Senior Vice President, Marketing, Angiotech Pharmaceuticals (US), Inc.;

Feb/03 to Jan/04 – Vice President, Sales, Cohesion Technologies, Inc.;

Mar/00 to Feb/03 – Vice President, Sales, Cohesion Technologies, Inc.;

Jul/99 to Mar/00 – Director, Sales, Cohesion Technologies, Inc.

James E. Barnes, BSc Park City, Utah	Senior Vice President, Manufacturing Angiotech Pharmaceuticals (US), Inc.

Feb/04 to present – Senior Vice President, Manufacturing, Angiotech Pharmaceuticals (US), Inc.;

Nov/01 to Jan/04 – Vice President, Operations, Cohesion Technologies, Inc.;

Jul/96 to Jul/01 – Vice President, Operations, Innerdyne, Inc.

David Howard (1)(2)(3) North Vancouver, B.C.	Director

Sept/02 to present – Chairperson;

Mar/00 to present – Director;

Aug/03 to present – Chairperson, SCOLR, Inc.;

May/00 to Aug/03 – President & CEO, SCOLR, Inc.;

July/97 to May/00 – President & COO, Novopharm International;

July/97 to May/00 – President, Novopharm USA

John McDermott, MBA(2)(3) Chandler, Arizona	Director	Sept/99 to present – Director; Apr/02 to present – President, Bard Peripheral Vascular, a Division of C.R. Bard, Inc.; Feb/90 to Apr/02-- President, IMPRA Inc.

Kenneth Galbraith, CA(1)(2) White Rock, B.C.	Director	Mar/00 to present – Director; Oct/00 to present – President, Gigha Consulting Ltd.; May/96 to Oct/00– Senior Vice President & Chief Financial Officer, QLT Inc.

Hartley T. Richardson (1)(3) Winnipeg, MB	Director	July/02 to present – Director; 1998 to present -- President & CEO, James Richardson & Sons, Limited

Notes:

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee.

(3)

Member of the Nominating and Governance Committee.

Directors and executive officers of our company beneficially owned, directly or indirectly, 1,085,920 common shares representing 1.31 % of the outstanding common shares as at December 31, 2003.

William L. Hunter, MD, MSc., President, CEO, and Director.  Dr. Hunter is a founder and a member of our scientific and management teams. Dr. Hunter has co-authored many peer-reviewed publications and abstracts, funded research grants and numerous patents and patent applications since 1992. Dr. Hunter is active in the Science Council of British Columbia and serves as a director of Vigil Health Management Inc., NeuroMed Technologies Inc., The Michael Smith Foundation for Health Research and as an advisory board member for the Biotechnology MBA Program at the University of Western Ontario’s Ivey School of Business. Dr. Hunter received his BSc from McGill University, Montreal in 1985 and his MSc and MD from the University of British Columbia in 1989 and 1992, respectively. Dr. Hunter has earned numerous awards including the 2002 BC Biotech Vision and Leadership Award, the 2001 Pacific Region Entrepreneur of the Year Award for Technology and Communications, British Columbia Science & Technology Award for Industrial Innovation, Business in Vancouver’s Top 40 under 40, as well as the Caldwell Partners Canada’s Top 40 under 40.

David M. Hall, BA, BComm, Chief Financial Officer.  An officer with us since 1994, David Hall is one of our business founders and has led our efforts to raise capital throughout our history which, to date, is in excess of $600 million. Mr. Hall was previously the Corporate Development Officer for ID Biomedical Corporation, an institutional research analyst and corporate financier for a national institutional brokerage company, and an equity portfolio manager for a large Canadian insurance company. Mr. Hall received his BA in Economics (Honours) in 1975 and BComm in Finance (Honours) from the University of Manitoba in 1977. Mr. Hall was promoted to Chief Financial Officer in March 2002.

Jeanne M. Bertonis, MSc., MBA, Chief Business Officer.  Ms. Bertonis is responsible for all business and corporate development functions, including mergers and acquisitions, strategic collaborations and marketing. She joined us in June 2000 as Vice President, Corporate Development, bringing over a decade of experience building successful pharmaceutical and medical device companies. Prior to joining us, Ms. Bertonis served as Senior Director, Corporate Development at Genzyme Corporation where she spearheaded strategic projects and acquisitions for Genzyme Corporate and several core groups, focusing on the surgical and pharmaceutical divisions. Ms. Bertonis has also held the position of Senior Manager, Business Development with Guidant Corporation where she managed business development for its Vascular Intervention Division. She also has additional experience in business and research positions from other large pharmaceutical and biopharmaceutical companies including Eli Lilly & Company and Biogen, Inc. Ms. Bertonis holds a Master of Management Degree from J.L. Kellogg Graduate School of Northwestern University, a Master of Science Degree in Zoology from the University of Massachusetts and a Bachelor of Arts Degree in Biology from Vassar College. She was promoted to Chief Business Officer in March 2003.

David D. McMasters, Esq, Senior Vice President, Legal and General Counsel. Mr. McMasters brings over a decade of experience in biotechnology, chemical patent matters and related litigation to us. He joined us in December 2000 and is responsible for overseeing all legal matters pertaining to the organization including patent, copyright and intellectual property matters, as well as the coordination of any legal matters handled by outside counsel. Prior to joining us, Mr. McMasters served Managing Director and CEO of Seed Intellectual Property Law Group (previously Seed and Berry) in Seattle, Washington. Mr. McMasters received his BSc in Microbiology and Immunology from the University of Washington and his J.D. from Northwestern University. He is a member of the Washington State Bar and is registered to practice before the U.S. Patent and Trademark Office. Mr. McMasters was promoted to Senior Vice President in January 2004.

Rui Avelar, MD, CCFP, DIP SPORT MED, Senior Vice President, Medical Affairs and Communications. Dr. Avelar joined us in December 2001. He is responsible for representing us to the investment community, and overseeing medical, public and media relations strategies. He is increasingly involved in medical market analysis, product development and clinical trial design. Previously, Dr. Avelar held a position as a securities analyst for Haywood Securities Inc. The 10 years prior, Dr. Avelar had an established medical practice, specializing in sports medicine. He remains active as a lecturer for Continuing Medical Education as well as the Team Physician for the Vancouver Canucks hockey organization. Dr. Avelar is a member of the College of Physicians and Surgeons of British Columbia and the Academy of Sports Medicine. He received his medical degree from the University of Toronto in 1989 and then went on to complete a residency. Dr. Avelar proceeded to receive additional training and his sports medicine certification from the Canadian Academy of Sports Medicine in Ottawa in 1994. His undergraduate studies included Microbiology, Biochemistry, Physics and Organic Chemistry. He was promoted to Vice President, Medical Affairs and Communications in January, 2003 and to Senior Vice President in January, 2004.

George Y. Daniloff, MD, PhD, Senior Vice President, Research & Development & General Manager.  Dr. Daniloff brings over 14 years of experience to us in the areas of research and product development at various pharmaceutical and medical device companies. Dr. Daniloff joined us in February 2003 as General Manager and Vice President of Research and Development at Cohesion Technologies, Inc., our wholly-owned subsidiary. In January 2004, Dr. Daniloff was promoted to Senior Vice President, Research & Development & General Manager of our two subsidiaries, Angiotech Pharmaceuticals (US), Inc. and Cohesion. He was VP of Research and Development at Cohesion prior to our acquisition of Cohesion in February, 2003. Dr. Daniloff received his PhD in biochemistry from the Cardiology Research Center at the Academy of Medical Sciences in Moscow, and his Doctorate of Medicine from the State Medical University of Russia in Moscow. He has published numerous papers and is named on multiple patents. He conducted postdoctoral research at the University of North Carolina, Chapel Hill, and also at St. Elizabeth’s Medical Center in Boston, Massachusetts.

Ross R. Erickson, BA, MA, Senior Vice President, Operations.  Mr. Erickson joined us in February 2003 as Vice President, Operations. He is responsible for overseeing our operations as well as Cohesion’s clinical, regulatory, quality assurance and quality control. Mr. Erickson brings over 30 years of experience in the areas of clinical and regulatory affairs from various pharmaceutical and biotechnology companies, including ALZA Corporation, Applied Immune Sciences and Collagen Corporation. He was instrumental in getting six products through ten approvals in jurisdictions such as the United States, Europe, Canada, Australia and Japan. Previously, Mr. Erickson was Vice President, Regulatory Affairs and Clinical Research at Cohesion prior to its acquisition by us. He received his MA (physiology) and BA (biology) from Western Michigan University and also completed the Stanford Graduate School of Business Executive Education Program. Mr. Erickson was promoted to Senior Vice President, Operations of our two subsidiaries Angiotech Pharmaceuticals (US), Inc. and Cohesion in January 2004.

Russell W. McDaniell, BS, AAS, Senior Vice President, Marketing.  Mr. McDaniell, Senior Vice President, Marketing of Angiotech Pharmaceuticals (US), Inc. joined us in February 2003 as Vice President of Sales at Cohesion. Mr. McDaniell has extensive experience in managing existing and start-up medical sales and marketing organizations. In his current role, Mr. McDaniell manages market research and new product development for our innovative drug loaded device products. Mr. McDaniell joined Cohesion in 1999 as Director of Sales and was promoted to Vice President, Sales in March 2000. Prior to joining Cohesion, Mr. McDaniell was a co-founder and Vice President of CardioVention, Director of Sales at CardioThoracic Systems and Director of Sales for Sulzer-Carbomedics. Previous to that, he held various sales and sales management positions at Baxter for 12 years. Mr. McDaniell’s marketing acumen will continue to support our efforts to build and advance multiple products in the medical device and biomaterials business.

James E. Barnes, BSc, Senior Vice President, Manufacturing.  Mr. Barnes, our Senior Vice President of Manufacturing of Angiotech Pharmaceuticals (US), Inc., is responsible for the development and implementation of our worldwide manufacturing strategy encompassing our broad pipeline.  Mr. Barnes joined us in 2003 as VP Manufacturing at Cohesion. His primary responsibilities in that role included the transfer of manufacturing operations from Cohesion to Baxter Healthcare Corp.  Mr. Barnes has extensive manufacturing experience in the production of disposable medical devices and sophisticated electro-mechanical medical products.  He joined Cohesion in 2001 as Vice President of Operations. His responsibilities included the development of GMP compliant manufacturing of Cohesion’s biomaterials; including CoSeal®, Adhibit™ and CoStasis®.  Prior to Cohesion, Mr. Barnes held the position of Vice President of Operations with InnerDyne, Inc. where he oversaw direct manufacturing.  At InnerDyne, Mr. Barnes oversaw manufacturing improvements which yielded significant gains in gross margins, reduced material costs and dramatic productivity improvements while maintaining compliance with ISO and GMP standards.  Prior to InnerDyne, Mr. Barnes was employed for 18 years at 3M Cardiovascular Systems with responsibilities which included managing GMP/ISO 9001 approved manufacturing operations with over 250 employees.  Mr. Barnes received his Bachelor of Science in Microbiology from the University of Michigan.

David T. Howard, Chairperson of the Board, Director.  David Howard joined our board of directors in March 2000 and became Chairperson of the board of directors in September 2002. Mr. Howard is Chairman of the Board of SCOLR, Inc., a biopharmaceutical company located in Redmond, Washington and is a director at Delex Therapeutics, Inc. in Mississauga, Ontario. Prior to this, he has served as President & Chief Operating Officer of Novopharm International of Toronto, Ontario and President of Novopharm USA, Inc. Mr. Howard’s industry experience includes operational and strategic positions with Boehringer Mannheim Canada, where he was Vice President Pharmaceuticals, and Rhône-Poulenc Pharma in Montreal and Paris.

John McDermott, MBA, Director.  John McDermott joined the board of directors in September 1999. Mr. McDermott is the President of Bard Peripheral Vascular, a Division of C.R. Bard, Inc. Bard Peripheral Vascular focuses on medical devices for the treatment of peripheral vascular disease, venous disease, dialysis access and maintenance and cancer detection.

Kenneth H. Galbraith, CA, Director.  Kenneth Galbraith joined our board of directors in March 2000. Mr. Galbraith is the President of Gigha Consulting Ltd., a technology consulting and investment management company, formed in October 2000. Through Gigha Consulting, he provides strategis advisory services to technology companies in the Pacific Northwest with a focus on strategic partnerships, financing, strategic planning and mergers and acquisitions. Previously, he spent 13 years in senior management with QLT Inc., a biotechnology company, retiring in 2000 from his position as Executive Vice President and Chief Financial Officer. Mr. Galbraith is a director of several private and public biotechnology companies, including Cardiome Pharma Corp., Micrologix Biotech Inc, Stressgen Biotechnologies Corporation and Neuro Discovery Inc. He is a former founding Director and Chairman of B.C. Biotechnology and a former Chair of one of Canada’s Centres of Excellence Networks, the Canadian Bacterial Diseases Network. Mr. Galbraith is currently a director of The Michael Smith Foundation for Health Research and the Fraser Health Authority. Mr. Galbraith received his Bachelor of Commerce (Honours) from the University of British Columbia in 1985 and was admitted as a Chartered Accountant in B.C. in 1988.

Hartley T. Richardson, Director.  Hartley Richardson joined the board of directors in July 2002. Mr. Richardson is the seventh family president of James Richardson & Sons, Limited, a private company founded in 1857 and headquartered in Winnipeg, Manitoba. James Richardson & Sons Ltd. is a diversified company that through its subsidiary James Richardson International, manages the largest privately owned network of grain facilities in Canada and operates Canbra Foods, Canada’s largest fully-integrated canola processing company. Mr. Richardson also serves as a Director of MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Railpower Technologies, and the Business Council of Manitoba. Mr. Richardson’s other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

DESCRIPTION OF SHARE CAPITAL

Our memorandum and articles have been amended several times to set out the rights and restrictions to various share capital structures. Our memorandum and articles were altered at our annual general meeting held March 20, 2000 at which time our authorized share capital was altered to consist of 250,000,000 shares, divided into 200,000,000 common shares without par value and 50,000,000 Class I preference shares without par value, issuable in series.  The board of directors is authorized to determine the rights and restrictions to be attached to the Class I Preference shares upon issuance. No Class I preference shares have been issued as of the date of this Annual Information Form.

Our memorandum and articles were also altered on March 4, 2003 to subdivide our common shares on a two (2) for one (1) basis. As a result of the subdivision, each of our shareholders received one common share for each common share they held at the time of the record date for the subdivision. The common shares were consolidated after the subdivision so that there were only 200,000,000 common shares authorized. On January 20, 2004, the memorandum and articles were again amended to subdivide our common shares on a two (2) for one (1) basis. Again, the common shares were consolidated after the subdivision so that there were only 200,000,000 authorized common shares.

Holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of Class I Preference shares, the holders of common shares are entitled to receive on a proportionate basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the common shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders Class I Preference shares.

The common shares carry no pre-emptive or conversion rights other than rights granted to holders of common shares under the Shareholders Rights Plan implemented effective February 10, 1999 and ratified by the shareholders on March 16, 1999 and re-adopted by our shareholders on March 5, 2002. The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding common shares. The Shareholder Rights Plan provides our board of directors and shareholders with 60 days, which is longer than provided by applicable laws, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. If a bid is made to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding common shares, or is otherwise permitted by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders. Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares equal to 100% of their existing outstanding holdings at half the market price. Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution. The Plan is valid until the first shareholders meeting held after March 5, 2005.

DIVIDEND POLICY

We have never declared or paid any cash or share dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash or share dividends in the foreseeable future.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are publicly traded on the Toronto Stock Exchange under the trading symbol “ANP” and on the NASDAQ National Market under the trading symbol “ANPI”. The following table summarizes the high and low prices and trading volume for our common shares during Fiscal Year 2003. The prices listed below are in Canadian dollars for trading on the Toronto Stock Exchange and in U.S dollars for trading on the NASDAQ National Market. The prices reflect and have been adjusted to take into account the effect of a two-for-one stock split which occurred on March 17, 2003 and a two-for-one stock split which occurred on February 3, 2004.

Month/Year	Canadian Dollars (TSX)		U.S. Dollars (Nasdaq)		Trading Volume (TSX)	Trading Volume (Nasdaq)
	High	Low	High	Low
2002
October	15.91	13.31	10.20	8.36	2,622,200	2,612,106
November	15.24	13.75	9.63	8.73	1,115,000	1,459,664
December	15.25	12.75	9.81	8.20	1,553,400	1,003,787

2003
January	14.52	12.19	9.53	7.87	4,400,000	3,348,776
February	14.87	13.16	9.93	8.63	1,465,400	2,234,096
March	16.75	14.23	11.17	9.63	2,794,400	3,662,721
April	17.48	14.60	12.08	10.00	1,683,100	4,517,004
May	21.15	16.97	15.42	11.90	3,876,300	8,656,477
June	29.00	19.46	21.43	14.24	5,608,600	15,774,290
July	31.95	27.84	22.79	19.67	2,279,000	7,634,369
August	32.99	28.60	23.78	20.54	1,285,200	5,448,301
September	35.48	25.25	25.98	18.41	5,354,800	22,666,425
October	31.36	27.45	23.40	20.56	1,754,500	9,581,885
November	33.50	28.93	24.91	22.16	2,298,400	9,861,876
December	33.44	29.28	25.74	22.20	2,316,100	5,479,988

MATERIAL CONTRACTS

The following is a list of material contracts that we have entered into since January 1, 2002:

(1)

Distribution and License Agreement with Baxter Healthcare Corporation dated February 25, 2003, as amended, described in the section titled “Surgical Implants - Cohesion Acquisition”.

(2)

Manufacturing and Supply Agreement with Baxter Healthcare Corporation described in section titled “Surgical Implants – Cohesion Acquisition”.

(3)

Agreement and Plan of Reorganization with Cohesion Technologies, Inc. as described in the section titled “Recent Acquisitions”.

AUDITORS, TRANSFER AGENT & REGISTRAR

Our auditors are Ernst & Young LLP, Chartered Accountants, 22nd Floor, 700 West Georgia Street, Vancouver, British Columbia V7Y 1C7.

The registrar and transfer agent for the common shares in Canada is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia and in the United States is Computershare Trust Company, Inc. 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado. These offices and the principal offices of Computershare Trust Company of Canada in the city of Toronto can effect transfers and make deliveries of certificates for common shares.

EXPERTS

Ernst & Young LLP (Vancouver), independent chartered accountants, have audited our consolidated financial statements for the fifteen month period ended December 31, 2003 as set forth in their report, which is incorporated by reference in this annual information form. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s (Vancouver) report, given on their authority as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this annual information form and in the documents incorporated by reference contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•

information concerning possible or assumed future results of operations, trends in financial results and business plans;

•

statements about our product development activities and schedules;

•

statements about our expectations for regulatory approvals for any of our product candidates;

•

statements about our potential or prospects for future product sales and royalties;

•

statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

•

statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other sources of funds to meet these requirements;

•

statements about the outcome of contingencies such as legal proceedings;

•

other statements about our plans, objectives, expectations and intentions; and

•

other statements that are not historical fact.

In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe” or “intend,” but the absence of those words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section titled “Risk Factors” in this annual information form. Other factors besides those described in this annual information form could also affect actual results. You should carefully consider the factors described in the section titled “Risk Factors” in evaluating our forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this annual information form. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this annual information form, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the Securities and Exchange Commission after the date of this annual information form.

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

Additional information, including directors and officers remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our Management Proxy Circular for our annual general meeting. Additional financial information is provided in the consolidated financial statements, together with the applicable Management’s Discussion and Analysis for our most recently completed financial year.  Copies of the Management Proxy Circular, Consolidated Financial Statements, Management’s Discussion and Analysis and the Annual Report may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia V6A 1B6 (telephone: (604) 221-7676; facsimile: (604) 221-2330).

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.  Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto, are incorporated by reference and included herein.  The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) -- see Note 17 of the Notes to Consolidated Financial Statements of the Registrants consolidated audited financial statements, reconciling the important differences between Canadian and US GAAP.

B.  Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the fifteen month period ended December 31, 2003, incorporated by reference and included herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2003, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting to be an infallible preventative of all possible errors or improprieties.  A control system, no matter how well conceived or operated, can, at best, provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
 CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

Angiotech has adopted Codes of Ethics for its Chief Executive Officer, Chief Financial Officer and Directors and Officers. These Codes are available on the Registrant’s web site at www.angiotech.com and in print to any shareholder who requests them.  All amendments to the codes, and all waivers of a code with respect to any of the persons covered by it, will be posted on the Registrant’s web site and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees regarding such matters as, but not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; and management succession. The guidelines are available on the Registrant’s website at www.angiotech.com.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Kenneth Galbraith, CA has been determined by the board of Angiotech to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Galbraith as an audit committee financial expert does not make Mr. Galbraith an “expert” for any purpose, impose any duties, obligations or liability on Mr. Galbraith that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by Ernst & Young LLP for Angiotech and its subsidiaries for the years ending December 31, 2003 (15 months) and September 30, 2002 totaled $2,257,986 and $893,000, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Year ended December 31, 2003 (15 months)	Year ended September 30, 2002
Audit Fees	$581,517	$120,000
Audit Related Fees	$193,294	$82,000
Tax Fees	$1,483,175	$691,000
All Other Fees	$0	$0
TOTAL	$2,257,986	$893,000

The nature of the services provided by Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young LLP for the audit of the Registrant’s annual financial statements, quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  These current period services consisted of reviewing documents related to a financial system implementation and due diligence services for business acquisitions. The prior year consisted of due diligence for business acquisitions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of: tax compliance including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax, and payroll tax).

All Other Fees

In 2003 and 2002 no fees for services were incurred other than those described above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees”.

PREAPPROVAL POLICIES AND PROCEDURES

It is within the mandate of Angiotech’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has preapproved specifically identified non-audit tax-related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax, and payroll tax). The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process.  The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A table setting forth the Registrant’s contractual commitments is set forth in the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference and included herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee.  The members of the Audit Committee are:

Chair:

Kenneth Galbraith, CA

Members:

David Howard

Hartley T. Richardson

FORWARD-LOOKING INFORMATION

This report and other written reports and oral statements made from time to time by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects,” “plans,” “will,” “estimates,” “intends,” “forecasts,” “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company’s growth strategy, financial results, product approvals and development programs. Readers must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the Company’s forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Although it is not possible to predict or identify all such factors, they may relate to, among other things, disclosure related to anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with its Shares. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

ADDITIONAL INFORMATION

Additional information relating to Angiotech may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.  Upon request being made by any person to our Corporate Secretary, we will provide to that person the following:

(a)

when our securities are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus has been filed in respect of a distribution of our securities:

(i)

one copy of this Annual Report on Form 40-F, together with one copy of any document or the pertinent pages of such documents incorporated by reference in this Annual Report;

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

Additional information, including directors and officers remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our Management Proxy Circular for our annual general meeting which took place in March, 2003.  Additional financial information is provided in the consolidated financial statements for our most recently completed financial year.  Copies of the Management Proxy Circular, Consolidated Financial Statements and the Annual Report may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia V6A 1B6 (telephone: (604) 221-7676; facsimile: (604) 221-2330).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:

ANGIOTECH PHARMACEUTICALS, INC.

By :

/s/ David Hall

David M. Hall, Chief Financial Officer

Date:

March 30, 2004

Table of Contents

DOCUMENTS FILED AS PART OF THIS REPORT

A.

Angiotech Pharmaceuticals, Inc. Annual Information Form for the fifteen month period ended December 31, 2003 included herein.

EXHIBITS

1.

Consent of Ernst & Young LLP, Independent Accountants.

2.

Management’s Discussion & Analysis of Financial Condition and Results of Operations for the 15 month period ended December 31, 2003 incorporated by reference and included herein.

3.

Consolidated Audited Financial Statements for the 15 month period ended December 31, 2003 incorporated by reference and included herein.

31.

Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.

Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 13, 2004 (except as to note 13 which is as of February 27, 2004) with respect to the consolidated financial statements of Angiotech Pharmaceuticals, Inc. as at December 31, 2003 and September 30, 2002 and for the fifteen month period ended December 31, 2003 and each of the years in the two year period ended September 30, 2002 included in this Annual Report (Form 40-F) for the fifteen month period ended December 31, 2003.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 27, 2004.	Chartered Accountants

Exhibit 2

ANGIOTECH PHARMACEUTICALS, INC.

For the fifteen month period ended December 31, 2003

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In September 2003, we announced a change in our fiscal year end from September 30 to December 31, effective as of December 31, 2003.  We have reported our annual consolidated financial statements for the fifteen month period ended December 31, 2003 (“the transition year”).  The following information should be read in conjunction with the audited financial statements for the fifteen month period ended December 31, 2003 and related notes prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Overview

We are a Canadian company dedicated to enhancing the performance of medical devices and biomaterials through the emerging field of drug-coated medical devices and drug-loaded surgical implants.  We use our drug screening capabilities to identify pharmaceutical compounds that can address the underlying biological causes of sub-optimal clinical results obtained with specific medical devices or surgical implants.   Once the appropriate drug has been identified, we optimize dosing and develop proprietary ways to enable the drug to be released from a medical device or surgical implant in order to enhance the performance of the medical device or surgical implant and improve patient outcomes.

We have several products approved for sale in various jurisdictions including products developed internally and products acquired through recent acquisitions.  Our leading product is our paclitaxel-eluting coronary stent used to reduce restenosis in patients following a balloon angioplasty procedure.  This product has been approved for commercial sale in Europe, and other countries outside of the regulated markets of the United States and Japan, by our licensees, Boston Scientific Corporation (“BSC”) and Cook, Incorporated (“Cook”).  BSC received FDA approval relating to this product in March 2004 (see Subsequent Events).  Our additional commercial products were obtained as a result of the acquisition of Cohesion Technologies Inc. (“Cohesion”) in January 2003 and STS Biopolymers, Inc. (“STS”) in December 2003.

Cohesion’s products include bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.  Our acquisition of Cohesion provides us with the opportunity to drug-load their approved surgical implants.  Cohesion has two products that have European and United States regulatory approval; CoStasis® Surgical Hemostat and CoSeal® Surgical Sealant and one product with CE Mark, Adhibit™ Anti-Adhesion Barrier.  STS develops and manufactures biocompatible coatings for medical devices.  The STS acquisition provides us with coating technology adaptable to many of the applications we are developing for next-generation drug-loaded medical devices.  STS’s products are in commercial use in Europe and the United States on a range of medical devices and they also license a series of coatings to a wide variety of medical device partners.  The Cohesion and STS acquisitions accelerate our product development timelines by combining the research, development, clinical and regulatory resources of all of the companies.

We are currently conducting the following clinical trials:

•

a safety study for the paclitaxel-loaded surgical vascular wrap program, treating patients with peripheral vessel disease;

•

a pivotal pulmonary sealant study using CoSeal®;

•

a pivotal myomectomy adhesion prevention study in laproscopic surgery using Adhibit™;

•

a feasibility study for Adhibit™ to prevent post-surgical adhesion formation following laproscopic surgery in endometriosis; and

•

phase 1 and 2 clinical studies investigating the use of PAXCEED TM (Micellar Paclitaxel for Injection) in the treatment of patients with severe psoriasis and rheumatoid arthritis.

We continue to add to our existing technology through our clinical development programs, internal research and development, product acquisition and in-licensing and through acquisition of companies that contribute to our overall corporate strategy.  We expect to complete at least one business acquisition in fiscal 2004.

In October 2003, we completed a public offering for 11,500,000 common shares resulting in gross proceeds of $339.3 million (US $251.6 million).  Net proceeds after underwriting discounts, commissions and other expenses were $320.4 million (U.S. $237 million)   These funds will be used to support our continuing clinical studies, research and development initiatives, working capital and for general corporate purposes.  We may use a portion of the net proceeds to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.  However, we do not have any present agreements or commitments with respect to any acquisition or investment.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 17 to our consolidated financial statements for the fifteen month period ended December 31, 2003. These accounting principles require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates.  Areas of significant estimates include amortization of capital and intangible assets, and recognition of deferred revenue.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition

•

Research and development costs

•

Goodwill and intangible assets

Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.  A significant change in this estimate could have a material impact on our earnings.

License fees are comprised of initial upfront fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial upfront fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.  Any change in our involvement during the period could have a material impact on our earnings.

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.  As we only started to receive royalty revenue in the current year, we do not currently have a long enough history to estimate royalty revenue with a high degree of certainty.  Therefore, we record royalty revenue upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our corporate partners.  Once we have established a history of receiving royalty revenue, we will be a position to more accurately estimate the amounts due, and will begin accruing the royalty revenue in the same quarter as the associated sales are recorded by our corporate partners.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.   We did not capitalize any research and development expenditures during the current fifteen month period, nor in the year ended September 30, 2002, other than the in-process research and development and intangible assets acquired in our business combinations.

Under U.S. GAAP, research and development expense also includes the cost to purchase rights to unproven technology which may not have alternate future uses.  Under Canadian GAAP the cost to purchase such rights is generally capitalized as an intangible asset.  As part of the current year acquisitions, we acquired $9.3 million of in-process research and development assets, which have been capitalized for Canadian GAAP purposes and expensed for U.S. GAAP purposes.  Details of the difference between Canadian and U.S. GAAP are provided in Note 17 to the consolidated financial statements for the fifteen month period ended December 31, 2003.  Any change in the future use or impairment of unproven technology may have a material impact on the Canadian GAAP financial statements.

Goodwill and intangible assets

Effective October 1, 2002, we adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position and results of operations as at October 1, 2002.

Goodwill acquired in the January 31, 2003 Cohesion and December 4, 2003 STS business combinations are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  We conducted our test on the goodwill acquired in January 2003 in the Cohesion acquisition as at October 31, 2003.  The results of the discounted cash flow analysis of the goodwill and other intangibles held at October 31, 2003 indicated a fair value higher than the carrying value and therefore there was no indication of impairment.  We have not conducted an impairment test of the goodwill arising in the recent STS December 2003 business combination due to the timing of the acquisition.  We will perform the appropriate impairment testing on an annual basis.  Intangible assets acquired in the business combinations that have finite lives will be amortized over their estimated useful lives.

Our identifiable intangible assets are comprised of developed product and core technologies, in-process research and development and customer relationships acquired through our business combinations.  Intangible assets also include purchased medical technologies, including those acquired in exchange for the issuance of equity instruments issued by the Company.  We amortize intangible assets on a straight line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Change in Accounting Policy

Stock based compensation

We have elected to prospectively adopt the new recommendations and amendments of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" for awards granted under our stock option plan, modified or settled subsequent to October 1, 2002.  The standard requires the recognition of stock based compensation expense for all employee and non-employee stock-based compensation transactions using a fair value based method.  Prior to the adoption of this standard, the settlement method was used whereby any consideration received on the exercise of stock options or the purchase of stock was credited to share capital.  The adoption of this accounting policy resulted in the recognition of $4.0 million in compensation expense for the fifteen month period ended December 31, 2003, of which $2.0 million relates to the quarter ended December 31, 2003.  The Company has disclosed the pro forma effects to the loss for the period and loss per share as if the fair value method had been used for all awards including those granted prior to October 1, 2002.

We use the Black-Scholes option pricing model to calculate the fair value of the stock options granted, modified or settled. Our current weighted average assumptions include: an expected life of three years, a risk free interest rate of 3.92% and annualized volatility of 67.5%.  A change in any of these assumptions could impact earnings.

Acquisitions

Cohesion Technologies, Inc.

On January 31, 2003, we completed the acquisition of all of the common shares of Cohesion Technologies, Inc. in an all stock transaction, for total consideration of approximately $73.3 million (U.S. $47.9 million).

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biomaterial products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.  As a result of this acquisition we obtained 2 FDA approved products and 3 products approved for commercial sale in non-U.S. major markets.

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in our consolidated financial statements from January 31, 2003, the date of acquisition.

STS Biopolymers, Inc.

On December 4, 2003, we completed the acquisition of all of the common shares of STS Biopolymers, Inc., for total consideration of approximately $31.9 million (U.S. $24.4 million).  The consideration primarily consisted of cash payments to shareholders and debtholders of STS.

Located in Henrietta, New York, STS specializes in the development and manufacturing of state-of-the-art biocompatible coatings for medical devices.  The STS coatings are in commercial use in Europe and the United States on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires.  STS also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT ®) coatings to a wide variety of medical device partners.

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of STS have been included in our consolidated financial statements from December 4, 2003, the date of acquisition.

Stock Splits

On March 3, 2003, the shareholders authorized a 2 for 1 stock split of our common share capital.   On January 20, 2004, the shareholders again authorized a 2 for 1 stock split of our common share capital.   All loss per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the consolidated financial statements have been retroactively adjusted to give effect to both of the stock splits.

License Agreements

Baxter Healthcare Corporation

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”).  These agreements give Baxter the right to manufacture and distribute our surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, an option to license our surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S., and another product indication currently in development.  We received an upfront fee of approximately $11.6 million (U.S. $8 million) in April 2003, of which approximately $8.7 million (U.S. $6 million) is not refundable and up to $2.9 million (U.S. $2 million) is refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  Our exposure to the potential refund expires at the end of 2006.  We received $2.6 million (U.S. $2 million) and received a further $2.6 million (U.S. $2 million) subsequent to December 31, 2003 upon the transfer of manufacturing of the CoSeal® product to Baxter, and we expect to receive up to an additional $14.9 million (U.S. $11 million) if Baxter exercises its option to license one other product and extend the exclusive distribution rights for two current products.  We will earn a percentage royalty once existing inventory has been sold.  The agreements, or portions thereof, may be terminated by Baxter at any time, or by us if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or ten years.

We recognize products sales to Baxter as revenue upon the sale of the product to the final customer once the final sales price is known.  Until that time, the product transferred to Baxter is recorded at cost as deferred costs.  The non-refundable upfront payment of approximately $8.7 million (U.S. $6 million) is being recorded as revenue on a straight-line basis over the estimated period to conclude the transfer of manufacturing to Baxter, which was originally estimated as 18 months and subsequently reduced to 10 months.  The amount of $2.9 million (U.S. $2 million) that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

C.R. Bard, Inc.

In November, 2003 we announced that our license agreement with C.R. Bard, Inc. was terminated by mutual agreement. The license agreement, entered into in 1998, provided for the use of paclitaxel and other related compounds for the perivascular treatment of stenosis associated with peripheral vascular surgery.  We have continued to develop the primary product, the paclitaxel-loaded biodegradable vascular wrap, which is currently being tested in a 60-patient clinical study.   There were no delays or disruptions to the program as a result of terminating this license.  No payments were required to be made to C.R. Bard, Inc., and we received no payments as a result of the termination of the agreement.

Results of Operations

For the fifteen month period ended December 31, 2003 ("transition year"), we recorded a loss of $67.6 million ($0.96 per share).  These results compare with a loss of $20.1 million ($0.32 per share) and $8.3 million ($0.14 per share) for the fiscal years ended September 30, 2002 ("fiscal 2002") and 2001 ("fiscal 2001"), respectively.  The significant increase in the loss for fiscal 2003 is primarily due to the fifteen month period, as a result of changing our year end from September 30 to December 31, and a $27.9 million foreign exchange loss recorded for accounting purposes as a result of the weakening U.S. dollar.  Operating loss and loss for the twelve month period ending September 30, 2003 are presented as follows for comparative purposes:

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31,	Twelve month periods ended September 30,
	2003	2003 (unaudited)	2002	2001
	$	$	$	$
Operating loss (a)	(43,318)	(35,536)	(24,226)	(23,439)

Other (expenses) income	(24,298)	(13,007)	4,083	15,112

Loss for the period	(67,616)	(48,543)	(20,143)	(8,327)
Basic and diluted loss per share	(0.96)	(0.72)	(0.32)	(0.14)

(a)  Stock based compensation expense of $2.0 million has been included in the operating loss for the twelve month period ended September 30, 2003 and $4.0 million in the operating loss for the fifteen month period ended December 31, 2003.

The comparison of operating losses for the twelve month periods ending September 30 show an increase of 47% from fiscal 2002 to 2003.  This increase in operating loss is due to inclusion of subsidiary operations due to acquisitions, increased research and development and corporate activity and recognition of stock based compensation expense of $2.0 million during the twelve month period ended September 30, 2003.  The fifteen month period operating loss includes $4.0 million in stock based compensation expense and was consistent with our expectations.

The foreign exchange loss included in the loss for the fifteen month period ended December 31, 2003 is the result of a 23% appreciation of the Canadian dollar relative to the U.S. dollar during the period, combined with an increase in U.S. denominated cash, cash equivalents, short-term and long-term investments held of approximately U.S. $178.6 million held during the last quarter of 2003 as a result of our October 2003 public offering.

We have incurred annual operating losses since inception and as at December 31, 2003, we had an accumulated deficit of $127.9 million.  Future profitability will depend upon the commercial success of our products in major markets worldwide and the achievement of product development objectives.

Revenues

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods endedSeptember 30,
		2003 (unaudited)	2002	2001
	$	$	$	$
Product sales	11,130	7,694	-	-
License fees	10,859	4,323	7,322	1,123
Royalty revenue	5,809	2,246	8	-
	27,798	14,263	7,330	1,123

Our revenue was derived from the sale of commercially approved biomaterial and biocompatible coatings, amortization of up-front license fees and royalty revenue primarily generated from the sales of drug eluting stents in certain countries other than the U.S.

Product sales for the fifteen month period ended December 31, 2003 were comprised of 11 months of commercial product sales for Cohesion and 1 month of commercial product sales for STS, which are the periods from the acquisition date of each subsidiary.  We did not have product sales in fiscal 2002 and 2001.  Cohesion’s product sales accounted for 96% of the total of which 73% was derived from the sale of CoSeal® in the United States.  As per the agreements entered into with Baxter, they began to sell the CoSeal® product in April 2003.  We receive a percentage of the sales revenue for this product until Baxter sells the remaining inventory manufactured by Cohesion that was transferred to Baxter by December 31, 2003.  Once this remaining inventory is sold we will switch to receiving a royalty on the sales of CoSeal® sold by Baxter.  We expect product sales of the remaining inventory of CoSeal® to continue for the first half of 2004 and then we expect to begin recording royalty revenue during the latter half of 2004.  We expect product sales of the remaining Cohesion products and the new STS products will continue throughout 2004.

License fees for the fifteen month period ending December 31, 2003 consist of amortization of upfront license payments received in the current and prior years and milestone payments from corporate partners.  The increase in amortization of deferred revenue is primarily due to additional deferred revenue relating to Cohesion’s license, marketing and distribution agreements with Baxter, U.S. Surgical and Tyco Healthcare Group.  We received an upfront license fee of approximately $11.6 million (U.S. $8 million) in April 2003 from Baxter of which $7.0 million has been recognized as revenue in the fifteen month period ended December 31, 2003.  The remaining non-refundable portion of this upfront fee (approximately $1.7 million) will be fully amortized by the end of January 31, 2004 at which time we will have no further involvement in the transfer of the CoSeal® manufacturing activities to Baxter.  Also included in the current period license fees is a $2.6 million (U.S. $2.0 million) milestone payment from Baxter upon successful transfer of the manufacturing process of CoSeal® in December 2003.  In the first quarter of 2004, we received an additional $2.6 million (U.S. $2.0 million) in milestone revenue from Baxter upon FDA and European approval of the CoSeal® manufacturing process.   We expect to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.

License fee revenue for fiscal 2002 included $6.4 million in milestone payments from BSC and Cook, two of our licensees. These milestone payments arose upon Cook filing for regulatory approval to market a coated stent using our licensed technology in Europe, and upon the initiation of commercial sales by BSC of the product in certain countries outside of the regulated markets of Europe, the United States and Japan.

Royalty income from our collaborators under the drug-coated stent co-exclusive license was $5.6 million (U.S. $4.0 million) for the fifteen month period ended December 31, 2003, compared to $8,000 in fiscal 2002 and $nil in fiscal 2001.  The royalty income received to date has averaged approximately 4.3% (as expected) of the eligible drug eluting stent sales incurred by our corporate partners in Europe and other world markets (not including the U.S. or Japan).  The average royalty rate will increase as sales volumes increase due to the tiered sales calculations provided for in the license agreement and the expansion in the U.S. market now that  FDA approval has been received.  We received a prepayment of royalty revenue of $6.3 million (U.S. $4.3 million) in May 2003 from BSC which was recorded as deferred revenue and is being amortized to income as subsequent royalty payments otherwise due to us are reduced.   Included in the royalty revenue for the fifteen month period ended December 31, 2003 was $2.7 million of the prepaid royalty relating to sales made by BSC in the current period.  The remaining prepaid royalty of $3.6 million will be recorded as revenue as it is credited against future royalty revenue expected to be received over the next six months.  Royalty income is expected to increase significantly in 2004 based on the recent  FDA approval of the drug-eluting coronary stent.  However, as commercial sales have just recently begun in Europe, the U.S. and other world markets (not including Japan), we are not able to estimate future royalty amounts.

Expenditures

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods ended September 30,
		2003 (unaudited)	2002	2001
	$	$	$	$

Cost of goods sold	6,655	4,870	-	-
Royalty and license fees	2,603	1,334	-	-
Research and development (a)	21,027	15,126	16,311	15,114
Sales, general and administrative (a)	26,214	19,422	12,104	7,336
Amortization	14,617	9,047	3,141	2,112
	71,116	49,799	31,556	24,562

(a)  Stock based compensation expense of $2.0 million has been included in the research and development and sales, general and administrative expenditures for the twelve month period ended September 30, 2003 and $4.0 million in the operating loss for the fifteen month period ended December 31, 2003.

Cost of goods sold

Cost of goods sold relating to the sale of commercial products by Cohesion and STS, as a percentage of product sales, was 60% for the fifteen month period ended December 31, 2003.  The Cohesion and STS products had gross margins of 41% and 14% respectively from their respective dates of acquisition.  We did not have commercial sales in fiscal 2002 or fiscal 2001. Gross margins achieved throughout the period exceeded our expectations despite the distribution and licensing agreements with Baxter resulting in a portion of the product revenue remaining with Baxter, and a change in the packaging requirements for the CoSeal® product which resulted in additional one time manufacturing costs of approximately $567,000.

Royalty and license fees

Royalty and license fee expense incurred in the current fifteen month period primarily consist of license and royalty payments due to our licensors based on net royalty revenue received for the period.  The significant increase in this expense for the current period is directly related to the increase in royalty revenue for the same period.  Approximately $1.2 million of the current period expense relates to an accrual for a portion of balloon milestone payments that will become due to our licensors when our corporate partners reach certain levels of cumulative net sales of the drug-eluting stent.  There is approximately $700,000 of license fee expense remaining on these milestone payments which we expect will be fully expensed and paid by the second half of 2004.  Approximately $1.2 million of the current year expense related to the royalty on net sales of the drug-eluting stent owing to our licensors.

Research and development

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates as well as post approval product costs.  We track expenditures by these three categories and by the type of cost incurred.

For the fifteen month period ending December 31, 2003 approximately 55% of our research and development expenditures related to pre-clinical testing, 38% to clinical trials and 7% to post approval product costs.  In fiscal 2002 and 2001, approximately 63% and 53%, respectively, of our research and development expenditures were spent in preclinical research and development projects and 37% and 47%, respectively, were spent on clinical development programs.

Our preclinical research and development efforts are divided into several distinct product development programs, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action and filing patents related to our discoveries. The costs associated with these activities are primarily internal labour costs and we expect to continue to expand these efforts in 2004.

We are currently enrolled in six separate clinical programs, four of which commenced during the current year:

Clinical Programs

(in thousands of CDN$)	Study location	Enrolment start date	Estimated date of results	Estimated R&D Expenditures Oct 1, 2002 to Dec 31, 2003
Medical device coatings and implants:
Paclitaxel-loaded surgical vascular wrap – safety study	Europe	Sept 2003	Late 2005	$1,045

Therapeutics:
Rheumatoid arthritis – Phase 2	U.S.	Sept 2002	Mid 2005	$2,411
Severe psoriasis – Phase 1	U.S.	Nov 2000	Completed	$105

Non-drug loaded biomaterials:
Pivotal pulmonary sealant with CoSeal®	Europe	Mar 2003	Late 2004	$309
Pivotal myomectomy adhesion prevention with Adhibit™	Eur/Can	July 2003	Late 2004	$1,899
Feasibility study endometriosis adhesion prevention with Adhibit™	Canada	Oct 2003	Late 2004	$263

For any clinical trial, expenditures and results are generally affected by the time required to fully enrol patients into the study, the potential for periodic reviews by a data safety monitoring committee, the length of follow up required to measure efficacy and safety, the time of data analysis and the submission deadlines for presentation at medical conferences.  The costs primarily associated with these activities are internal labour and external clinical research organization expenditures.  We expect clinical trial expenditures to increase in 2004 as we hope to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenditures for the fifteen month period ended December 31, 2003 by type of costs incurred primarily consist of salaries and benefits ($10.1 million), external clinical trial expenditures ($2.7 million), preclinical contract research ($2.0 million), and patent costs ($1.8 million).  The remaining $4.4 million includes lab supplies, travel, occupancy and other research and development operating costs.

In general, all of the research and development cost categories increased over fiscal 2002 due to the inclusion of the extra three month period and an increase in research and development activity.   Research and development expenditures for the extra three month period from October 1 to December 31, 2003 were $5.9 million, which includes approximately $2.3 million in research and development costs from Cohesion (consisting primarily of salaries and clinical trial expenditures on the Adhibit™ and CoSeal® Lung clinical programs), and $100,000 from STS.  Significant changes for the fifteen month period ended December 31, 2003 compared to fiscal 2002 include increases in salaries and benefits of $5.3 million primarily due to the inclusion of Cohesion employees, stock based compensation expense of $1.2 million, and $880,000 in clinical trial expenditures due to an increase from 2 to 5 products in the clinic.  In addition to the severe psoriasis and rheumatoid arthritis programs which were underway in fiscal 2002, we commenced clinical studies for a perivascular wrap, pulmonary sealants, and an adhesion prevention gel.  Research and development expenditure increases were offset by significant decreases in milestone payments due to certain events achieved in fiscal 2002 ($2.8 million) and the purchase of paclitaxel and GMP contract manufacturing of PAXCEED TM in fiscal 2002 for on-going clinical trials ($1.9 million).

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices and implants; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the perivascular wrap, pulmonary sealants, adhesion prevention gel and rheumatoid arthritis programs. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the fifteen month period ended December 31, 2003 by type of costs incurred consist of salaries and benefits ($11.5 million), professional services ($4.6 million), Cohesion sales and marketing expenditures ($3.9 million), operating costs ($3.9 million) travel ($1.3 million), and occupancy costs ($1.0 million).  Each of these cost categories increased over fiscal 2002 due to the inclusion of the extra three month period and the inclusion of the Cohesion and STS sales, general and administrative costs.  Expenditures for the extra three month period from October 1 to December 31, 2003 were $6.8 million, which primarily consist of salary and benefit costs, including $1.6 million in stock based compensation expense, ($3.7 million) and professional fees ($1.3 million).  Significant changes for the fifteen month period ended December 31, 2003 compared to fiscal 2002 include increases in salaries and benefits ($6.6 million), primarily due to the inclusion of Cohesion employees and stock based compensation expense for the fifteen month period of $2.8 million, and sales and marketing costs ($3.9 million) for Cohesion’s commercial products which were incurred prior to the elimination of the sales and marketing work-force in April 2003.  Additional increases were in operating costs ($2.3 million), occupancy costs ($671,000) and travel costs ($445,000).  The additional increases are due to the escalating Director and Officer insurance policy premiums, costs to support our increased business development and corporate activities, and costs related to the occupancy of our new leasehold facility.  Professional fees were comparable to fiscal 2002.

Selling, general and administrative expenses for fiscal 2002 increased by 65%.  The largest increment came from a $2.9 million increase in external professional services related to merger and acquisition due diligence for projects that did not complete, corporate and securities counsel, and tax planning.  Salaries and benefits increased $1.1 million from $3.6 million in fiscal 2001 to $4.7 million in fiscal 2002.  A large part of the increase in salaries and benefits was related to one time retirement accrual expenses incurred on the retirement of a senior executive.  The remaining increases in expenses is related to expanded corporate activities related to a growing corporate entity and occupancy costs.

Selling, general and administrative expenses arising from the Cohesion acquisition have continued to decrease over time as a result of entering into an agreement with Baxter.  This agreement resulted in the elimination of the sales and marketing work-force and the reduction in the number of employees in the general and administrative department.  For fiscal 2004, we expect the selling, general and administrative expenditures to remain at a level similar to the period October 1, 2002 to December 31, 2003.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we undertake during fiscal 2004.

Amortization

Amortization expense relates to the amortization of property and equipment, medical technologies and intangible assets purchased through business combinations.  The significant increase for the fifteen month period ending December 31, 2003 includes amortization of $9.3 million on the identifiable intangible assets acquired from Cohesion, of which $6.7 million is for the CoSeal® intangible asset.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned from the Baxter license agreement, resulting in an acceleration of amortization expense on the CoSeal® intangible asset.  The remaining increase is a result of the additional amortization on the leasehold improvements and furniture and equipment acquired in the previous fiscal year and amortization of the Cohesion capital assets acquired in January 2003.

We expect the amortization expense to remain at a similar level for fiscal 2004 as the remaining amortization to be expensed on the CoSeal® intangible asset will offset against the increased amortization related to the STS intangible assets estimated to be $2.3 million for fiscal 2004.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  The non-drug loaded biomaterials segment was obtained as a result of the acquisition of Cohesion.  STS operations are included in the medical device coatings/implants segment.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred.

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31,	Twelve month periods ended September 30,
	2003	2003 (unaudited)	2002	2001
	$	$	$	$
Loss for reportable segments for the period
Medical device coatings/implants	(17,861)	(14,852)	(7,110)	(6,313)
Therapeutics	(4,342)	(3,681)	(10,704)	(14,584)
Non-drug loaded biomaterials	(9,918)	(9,899)	-	-

Total loss for reportable segments	(31,121)	(28,432)	(17,814)	(20,897)
Non-allocable corporate expenses	(11,197)	(7,104)	(6,412)	(2,542)
Total other (expense) income	(24,298)	(13,007)	4,083	15,112
Loss for the period	(67,616)	(48,543)	(20,143)	(8,327)

Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments.  Clinical studies are underway in each of the segments.

This increase in the loss for the medical device coatings and implants segment for the fifteen month period ended December 31, 2003 was due to the inclusion of an extra three month period, the commencement of the vascular wrap clinical trial and the continued focus of our research and development efforts on this segment.   The fiscal 2002 increase over fiscal 2001 was a net result of an increase in preclinical research and development activities and license and royalty payments, and a corresponding increase in the allocated general and administration costs, offset by a $6.2 million increase in revenues attributable to the milestone payments received from our corporate partners as compared to fiscal 2001.

The decrease in the loss for the therapeutics segment for the fifteen month period ended December 31, 2003, compared to fiscal 2002 and the decrease from fiscal 2001 to 2002 was due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002.  This also resulted in a lower allocation of general and administration expenses.  The secondary progressive multiple sclerosis program was discontinued due to failure of the Phase 2 study to meet statistical significance in its primary MRI objective.

The loss for non-drug loaded biomaterial products for the fifteen month period ended December 31, 2003 is related to the sale of approved products, research and development activities, and the pulmonary sealant and adhesion prevention gel clinical study activities of Cohesion.

The increase in non allocable corporate expenditures is due to the inclusion of the extra three month period of operations and the inclusion of stock based compensation expense.

Investment and Other (Expense) Income

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods ended September 30,
		2003 (unaudited)	2002	2001
	$	$	$	$

Foreign exchange (loss) gain	(27,942)	(14,914)	629	5,976
Investment and other income	3,745	2,008	3,454	9,136
Interest expense - capital lease	(101)	(101)	-	-
Total other (expenses) income	(24,298)	(13,007)	4,083	15,112

The net foreign exchange loss for the fifteen month period ended December 31, 2003 was attributable to the effect of the strengthening Canadian dollar (relative to the U.S. dollar) on our U.S. dollar cash and cash equivalents, and the U.S. short term and long term investment portfolio. The Canadian dollar to U.S. dollar exchange ratio increased from 1.59 to 1.35, for the twelve month period ended September 30, 2003.  Our monthly U.S denominated cash balance from October 1, 2002 to September 30, 2003 averaged approximately $63.5 million, resulting in a recorded foreign exchange loss of $14.9 million for the twelve month period.  At December 31, 2003 we continue to maintain in U.S. dollar denominations approximately U.S. $178.6 million of net proceeds from our October 2003 public offering.  The Canadian dollar to U.S. dollar exchange ratio also increased from 1.35 to 1.29 during the three month period from October 1, 2003 to December 31, 2003.  This increase combined with the higher balance of U.S. dollar denominated cash balances resulted in an additional $13.0 million foreign exchange loss recorded for the transitional quarter.  We maintain U.S. dollar cash and cash equivalents and short term and long term investments to meet our anticipated U.S. dollar operating and capital expenditures, potential acquisitions and in-licensing transactions in future periods.  We do not use derivatives to hedge against exposures to foreign currency, interest rate and other market risks arising from our balance sheet financial instruments because our future expenditures are anticipated to be largely in U.S. denominated currency.

The net foreign exchange gains in fiscal 2002 and 2001 were attributable to the effect of the strengthening U.S. dollar (relative to the Canadian dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate increased from 1.58 to 1.59 during fiscal 2002 and from 1.51 to 1.58 during fiscal 2001.

Commencing in January 2004, we are changing our functional and reporting currency to U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.  This change should result in less significant foreign exchange losses in 2004.  However, we will continue to hold Canadian dollar denominated cash and cash equivalents and short term investments to meet our Canadian company operating and capital expenditure requirements, which will be impacted by future fluctuations in the Canadian/U.S dollar exchange rates.  See "Liquidity and Capital Resources".

Investment and other income for the current fifteen month period increased compared to fiscal 2002 due to a higher balance of cash and cash equivalents and short and long term investments available from the $321 million in net proceeds received from our public offering in October 2003.  This increase is net of a decline in market yields available on short-term investments, declining to an average investment yield of 1.6% for the fifteen month period ended December 31, 2003, compared to 2.4% in fiscal 2002.

The decrease in fiscal 2002 compared to fiscal 2001was primarily due to the decline in market yields available on short term investments, declining to an average investment yield of 2.4% for the year ended September 30, 2002 from 5.9% for the same period in 2001, together with a decrease in the balance of cash and cash equivalents and short-term investments.  The Company expects that interest income will continue to fluctuate in relation to cash balances and interest yields.  See "Liquidity and Capital Resources".

Liquidity and Capital Resources

Since inception, we have financed technology acquisitions, research and development activities and capital expenditures primarily from public and private sales of equity securities.  We have also received proceeds from the licensing of our technology, milestone payments, product sales, royalty revenue and interest income.  In October 2003, we received net proceeds of $320.4 million upon closing a public offering for 11,500,000 common shares.

At December 31, 2003 we had working capital of approximately $382.7 million and cash resources, comprising cash and cash equivalents and short-term and long-term investments in the amount of $403.9 million. In aggregate, our cash resources increased by $267.5 million from $136.4 million at September 30, 2002.  At December 31, 2003, we retained approximately $286.8 million (U.S. $221.9 million) denominated in U.S. currency compared to approximately $104.1 million (U.S. $65.6 million) at September 30, 2002.  The significant increase in working capital and cash resources was a result of the October 2003 public offering.

We expect that our available cash resources, working capital, expected product and royalty revenue, estimated funding from corporate partnerships, and expected interest income, should be sufficient to satisfy the funding of existing product development programs, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent. We have six clinical trials underway as at December 31, 2003 and completion of these trials may take several years.  The length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over 3 to 5 years. However, the duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and costs therefore cannot be easily estimated.

Our contractual commitments consist of operating leases on office and laboratory space which expire through May 2012, with an option to renew through 2017.  The future minimum annual lease payments under these leases are as follows:

(in thousands of CDN$)	$
2004	2,345
2005	1,515
2006	1,472
2007	1,213
2008	1,252
Thereafter	4,695
12,492

Cash used in operating activities for the fifteen month period ended December 31, 2003 was $49.7 million comprising the loss for the period of $67.6 million, after adding back adjustments for items not involving cash of $28.2 million, and net changes in non-cash working capital items that used cash of $10.3 million, mainly due to an increase in accounts receivable and a decrease in accounts payable.  Cash used in operating activities for fiscal 2002 was $15.0 million comprising the loss for the period of $20.1 million, adding back non cash adjustments of $1.8 million and net changes in non-cash working capital items that provided cash of $3.3 million.

Net cash provided by investing activities was $23.1 million for the fifteen month period ending December 31, 2003.  The increase was primarily due to proceeds on maturing short-term investments, net of purchases, of $76.8 million less the purchase of long-term monetary investments of $20.9 million and cash used for the acquisition of STS of $31.2 million.  Net cash provided by investing activities in fiscal 2002 of $24.1 million was due to proceeds on maturing short-term investments, net of purchases of $28.7 million less purchase of capital assets of $6.5 million.

Additions to capital assets for the fifteen month period were $8.9 million including additions due to the acquisitions of Cohesion and STS, of $4.3 million and $975,000 respectively.  Included in the cash used for capital asset purchases in the current fifteen month period is $1.8 million that was included in accounts payable and accrued liabilities at the end of fiscal 2002.  Additions to capital assets in 2002 were $8.3 million, of which $1.8 million was included in accounts payables and accrued liabilities at the 2002 year end.  The fiscal 2002 additions primarily relate to leasehold improvements and office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $2.5 million, of which $1.8 million was received in fiscal 2002 and an additional $0.7 million was received in the current fifteen month period.  The leasehold inducement was deferred and will be amortized over the lease term of 10 years and will be offset against rent expense.

Cash used to acquire medical technologies during the fifteen month period ended December 31, 2003 of $2.4 million relates to payments made during the current period for medical technologies capitalized in September 2002 which reflect the payments due to certain licensors upon the European approval of our stent technology.   The acquisitions of Cohesion and STS resulted in additional identifiable intangible assets of $58.2 million compared to fiscal 2002.  The Cohesion identifiable intangible assets of $35.0 million were acquired by way of a share for share exchange which did not result in a cash outflow and the STS identifiable assets of $23.2 were purchased by way of cash.   The acquired identifiable intangible assets consist of developed product technologies, core technologies, in-process research and development and customer relationships.  The intangible assets are being amortized over their estimated useful lives, which have been estimated to be from two to ten years.

The goodwill balance of $40.9 million at December 31, 2003 consists of $32.6 million in goodwill from the Cohesion acquisition less $3.8 relating to foreign exchange effects on translation and $12.1 million from the STS acquisition.   The Cohesion goodwill was tested for possible impairment in October 2003 using a discounted cash flow method for valuation purposes.  We did not find any indication of impairment and therefore no write down of goodwill was required.  The STS goodwill acquired in December 2003 will be tested for possible indication of impairment before the end of fiscal 2004.

Net cash provided by financing activities was $353.8 million during the fifteen month period ended December 31, 2003 compared to $2.3 million in fiscal 2002.  This was primarily a result of our public offering of 11,500,000 common shares in October 2003 which resulted in net proceeds of $320.4 million.  In addition, employees exercised 3.9 million stock options during the fifteen month period ended December 31, 2003 for cash proceeds of $35.0 million.  We also paid out a $2.1 million capital lease assumed upon the acquisition of Cohesion.   The fiscal 2002 and 2001 financing activities were a result of proceeds received from the issuance of common shares on the exercise of stock options though our Employee Stock Option Plan.

We have recorded a future income tax liability of $4.7 million in regards to the identifiable intangible assets that were acquired from STS in December 2003.  At December 31, 2003, we provided a valuation allowance equal to our future tax asset due to not having established a pattern of profitable operations for income tax reporting purposes.

Commitments and Risks Related to Our Business

We have no relationships with any “special purpose” entities and we have no commercial commitments with related parties. The only contractual obligations that we have are in the form of operating leases and future research and development expenditures.

We enter into indemnification agreements with certain officers and directors.  In addition, we enter into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, we maintain liability insurance that limits the exposure and enables us to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities.  At December 31, 2003, we had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates to June 2006, selected based on the expected timing of future expenditures for continuing operations.  If market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 2003, the fair value of the portfolio would decline by an immaterial amount.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments.

We are exposed to credit risk related to specific customers.  During the fifteen month period ended December 31, 2003, revenue from one licensee in the medical device coatings/implants segment represented approximately 20% of total revenue and revenue from one customer in the non-drug loaded biomaterials products segment represents approximately 54% of total revenue.   We had accounts receivable of $4,463,000 (US $3,453,000) at December 31, 2003 due from the customer in the non-drug loaded biomaterials products segment, which was fully collected subsequent to period end.   We are dependant upon BSC in regards to the commercial success of the drug-eluting stent.  We do not have control over the sales and marketing effort, the stent pricing, production volumes or distribution.  Our involvement is limited to the terms of the contractual agreements which provide for the receipt of royalty revenue based on the net sales of BSC and specify the applicable royalty rates.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses.  With a significant portion of our current cash resources denominated in U.S. dollars, a sudden or significant change in foreign exchange rates could have a material effect on our future operating results or cash flows.  Based on the total U.S. dollar denominated funds that we held at December 31, 2003 of U.S. $221.9 million, an increase in the value of the Canadian dollar of 5% against the U.S. dollar, would result in an unrealized foreign currency translation loss of approximately $13.6 million.  We purchase goods and services in both Canadian and U.S. dollars and to-date, earn a significant portion of our license and milestone revenues in U.S. dollars.  Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

One of our partners, BSC, is involved in several legal proceedings concerning challenges to its stent business.   As an example, current material litigation proceedings relate to the stent design, Express2TM, used in BSC’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking preliminary and permanent injunctions to prohibit BSC from making, using, selling, offering for sale or importing the Express2TM stent into the United States. If Cordis is successful in obtaining an injunction, we and our partner, BSC, would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or we or one of our partners are able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly delayed.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on BSC’s ability to sell its Express2TM stent in the United States.  We expect that either of our partners may be involved in other material legal proceedings in the future.

Subsequent Events

In January 2004, the shareholders authorized a 2 for 1 stock split of the company’s common share capital and approved a new stock option plan.  The 2 for 1 stock split takes effect in early February 2004. However, the Management Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been retroactively adjusted to give effect to the stock split.  The new 2004 stock option plan (“New Plan”) reduces the length of an option’s term from ten to five years, provides for the exercise period to be extended in the case of blackout periods, provides non-discretionary options for independent directors and reduces the percentage of common shares subject to the New Plan to 15% from 20% under the current plan.  The New Plan results in 1.1 million additional options (pre-split) available for grant to directors, officers and employees.

On March 4, 2004, BSC received FDA approval to market its TAXUS TM Express2TM  paclitaxel-eluting stent system.  BSC plans to launch the product in the United States immediately.

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

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for the next several years, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

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

The external auditors, Ernst & Young LLP conduct an independent examination, in accordance with Canadian and U.S. generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/William Hunter

/s/David Hall

William Hunter

David Hall

President and CEO

CFO

Exhibit 3

Consolidated Financial Statements

Angiotech Pharmaceuticals, Inc.

December 31, 2003

AUDITORS’ REPORT

To the Shareholders of

Angiotech Pharmaceuticals, Inc.

We have audited the consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as at December 31, 2003 and September 30, 2002 and the consolidated statements of loss and deficit and cash flows for the fifteen month period ended December 31, 2003 and each of the years in the two year period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and September 30, 2002 and the results of its operations and its cash flows for the fifteen month period ended December 31, 2003 and each of the years in the two year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, except for the change in the method of accounting for stock based compensation as described in note 3 to the consolidated financial statements, these principles have been applied on a consistent basis.

Vancouver, Canada,

/s/ Ernst & Young LLP

February 13, 2004 (except as to note 13                               Chartered Accountants
which is as of February 27, 2004)

Angiotech Pharmaceuticals, Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(in thousands of CDN$)	December 31,	September 30,
As at	2003	2002
	$	$
ASSETS
Current
Cash and cash equivalents [note 6]	341,361	14,533
Short-term investments [note 6]	42,216	121,817
Accounts receivable	7,358	1,051
Inventories [note 7]	2,476	-
Deferred costs	2,024	-
Prepaid expenses and deposits	2,145	519
Total current assets	397,580	137,920
Long term investments [note 8]	21,230	-
Capital assets [note 9]	13,100	8,958
Intangible assets, net [note 10]	47,150	4,687
Goodwill [note 4]	40,913	-
Other assets	743	-
	520,716	151,565
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,401	8,898
Deferred revenue – current portion	5,516	615
Total current liabilities	14,917	9,513
Deferred revenue	2,701	103
Deferred leasehold inducement [note 12]	2,937	2,537
Future income tax liability [note 14]	4,674	-
	10,312	2,640
Commitments and contingencies [notes 15]
Shareholders’ equity
Share capital [note13(b)]
Common shares issued:
December 31, 2003 – 83,174,522
September 30, 2002 – 62,927,468	622,391	199,607
Contributed surplus [notes 4(a), 13(d) and 13(f)]	9,060	74
Deficit	(127,885)	(60,269)
Cumulative translation adjustment	(8,079)	-
Total shareholders’ equity	495,487	139,412
	520,716	151,565
See accompanying notes

On behalf of the Board:

/s/ David Howard

/s/ Kenneth H. Galbraith, CA

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
	$	$	$
REVENUE
Product sales	11,130	-	-
License fees	10,859	7,322	1,123
Royalty revenue	5,809	8	-
	27,798	7,330	1,123
EXPENSES
Cost of goods sold - product sales	6,655	-	-
License and royalty fees	2,603	-	-
Research and development	21,027	16,311	15,114
Selling, general and administration	26,214	12,104	7,336
Amortization	14,617	3,141	2,112
	71,116	31,556	24,562
Operating loss	(43,318)	(24,226)	(23,439)
Other (expenses) income:
Foreign exchange (loss) gain	(27,942)	629	5,976
Investment and other income	3,745	3,454	9,136
Interest expense - capital lease [note 11]	(101)	-	-
Total other (expenses) income	(24,298)	4,083	15,112
Loss for the period	(67,616)	(20,143)	(8,327)
Deficit, beginning of period	(60,269)	(40,126)	(31,799)
Deficit, end of period	(127,885)	(60,269)	(40,126)
Basic and diluted loss per common share	(0.96)	(0.32)	(0.14)
Weighted average number of common shares outstanding (in thousands)	70,580	62,532	61,656

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of CDN$)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
	$	$	$

OPERATING ACTIVITIES
Loss for the period	(67,616)	(20,143)	(8,327)
Add items not involving cash:
Amortization	16,110	3,141	2,112
Unrealized foreign exchange loss (gain)	1,597	(676)	(2,475)
Unrealized (gain) loss on investments	-	119	-
Deferred leasehold inducement	400	-	-
Loss on disposal of capital assets	2	97	-
Equity income [note 8(a)]	(230)	-	-
Stock based compensation expense [note 13(d)]	4,024	-	-
Deferred revenue	6,323	(884)	(690)
Net change in non-cash working capital items relating to operations [note 19]	(10,293)	3,330	(411)
Cash used in operating activities	(49,683)	(15,016)	(9,791)

INVESTING ACTIVITIES
Purchase of short-term investments	(269,662)	(140,640)	(215,330)
Proceeds from short-term investments	346,512	169,329	222,630
Purchase of long-term investments	(20,925)	-	-
Purchase of capital assets	(5,282)	(6,489)	(644)
Proceeds on disposal of capital assets	8	9	-
Acquisition of Cohesion [note 4(a)]	2,785	-	-
Acquisition of STS [note 4(b)]	(31,236)	-	-
Restricted cash [note 11]	2,434	-	-
Other assets	117	-	-
Leasehold inducements received	715	1,822	-
Cost of medical technologies	(2,351)	-	(114)
Cash provided by investing activities	23,115	24,031	6,542

FINANCING ACTIVITIES
Repayments of capital lease obligation [note11]	(2,084)	-	-
Issuance of common shares – net of issue costs	320,928	-	-
Proceeds from stock options exercised	34,992	2,308	2,350
Cash provided by financing activities	353,836	2,308	2,350
Effect of exchange rate changes on cash and cash equivalents	(440)	-	-
Net increase (decrease) in cash and cash equivalents during the period	326,828	11,323	(899)
Cash and cash equivalents, beginning of period	14,533	3,210	4,109
Cash and cash equivalents, end of period	341,361	14,533	3,210

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.

NATURE OF BUSINESS

Angiotech Pharmaceuticals, Inc. (the “Company”), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of enhancing the performance of medical devices and biomaterials through the innovative use of therapeutics.

The Company has financed its cash requirements primarily from share issuances, proceeds from the licensing of our technology, milestone payments, product sales, royalty revenue and investment income. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

On September 9, 2003, the Company announced its intention to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.  Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the fifteen month period ended December 31, 2003.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 17.  A summary of the significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results could differ from those estimates.

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting.  Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

Prior to October 1, 2003, the Company translated the accounts of one of its subsidiaries, using the current rate method of accounting as it was considered to be a self-sustaining subsidiary.  Under this method, asset and liability accounts were translated at the rate of exchange prevailing at the balance sheet date.  Shareholder’s equity accounts were translated at applicable historical rates.  Revenue and expense items were translated at the average rate of exchange for the period.  The foreign exchange gain or loss on translation was recorded as a cumulative translation adjustment, reported as a component of shareholders’ equity.  As a result of significant changes in the economic facts and circumstances, the Company re-classified the investment as an integrated subsidiary and adopted the temporal method of accounting as of October 1, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of cost plus accrued interest and market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market.

Inventories

Raw materials are recorded at the lower of cost and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Long-term investments

Long-term investments where the Company exercises significant influence are accounted for using the equity method.  Other long-term investments are recorded at cost less any provision for a loss in value that is other than temporary.  The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of the loss for the period.

Capital assets

Capital assets are recorded at cost less accumulated amortization, related investment tax credits, government grants and specific funding under research contract arrangements. Amortization is provided using the straight-line method over the following terms:

Computer equipment

3 years

Research equipment

5 years

Manufacturing equipment

3 - 7 years

Office furniture and equipment

3 - 5 years

Leasehold improvements

Term of the lease

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are not amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination or other transaction are amortized based on their estimated useful lives.

Goodwill and indefinite life intangible assets acquired in a business combination are tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist.  When the carrying value of a reporting unit’s goodwill or indefinite life intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Developed product and core technologies

2 – 10 years

In-process research and development

7 – 10  years

Customer relationships

5 years

Medical technologies

5 – 7 years

The Company reviews the carrying value of intangible assets with finite lives, capital assets and other long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  No impairment relating to long-lived assets, including goodwill and intangible assets, has been identified by the Company for the fifteen month period ended December 31, 2003 and the years ended September 30, 2002 and 2001.

Revenue recognition

Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns.  These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.  Products shipped but for which the ultimate sales price is not known are recorded as deferred costs.  Such deferred costs will be recorded as an expense as associated sales are recorded.

License fees

License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.

Royalty revenue

Royalty revenue is recognized when the Company has fulfilled the terms, in accordance with the contractual agreement, and has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period the rate becomes substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Government grants

Government assistance is recorded as a reduction of the related expenditures or capital assets, provided the grants are not repayable.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the project meets Canadian generally accepted accounting criteria for deferral and amortization.

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares, if any. Diluted loss per common share is equivalent to basic loss per share as the outstanding options are anti-dilutive.

Stock based compensation

The Company grants stock options to employees, directors, consultants and clinical advisory board members pursuant to a stock option plan described in note 13(c).  The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled since October 1, 2002 [note 3].  For awards granted modified or settled prior to October 1, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant.  The pro forma information is presented in note 13(e).

Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

3.

CHANGES IN ACCOUNTING POLICIES

Stock based compensation

Effective October 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" requiring the use of the fair value method of accounting for stock based compensation transactions.  The new recommendations have been adopted prospectively.  Prior to the adoption of this standard, the settlement method was used whereby any consideration received on the exercise of stock options or the purchase of stock was credited to share capital.  As required by the new recommendations, the Company discloses the pro forma effects of awards granted, modified or settled prior to October 1, 2002 to the loss for the period and basic and diluted loss per share for the period as if the fair value method had been in use at the date of grant [notes 13(d) and (e)].

4.

ACQUISITIONS

(a) Cohesion Technologies, Inc.

On January 31, 2003, the Company acquired all of the common shares of Cohesion Technologies, Inc. (“Cohesion”), a U.S. based Company.  This acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of Cohesion have been included in the consolidated financial statements of the Company from January 31, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(in thousands of $, except share amounts)	January 31, 2003	January 31, 2003
	U.S. $	Canadian $
Cash and cash equivalents	2,464	3,767
Restricted cash	1,802	2,756
Other current assets	2,706	4,138
Capital assets	2,824	4,318
Other non-current assets	289	442
Identifiable intangible assets	19,450	29,739
In-process research and development	3,430	5,244
Goodwill	21,316	32,592
Current liabilities	(5,219)	(7,980)
Other non-current liabilities	(1,112)	(1,700)
	47,950	73,316
Consideration:
Common shares (4,811,256 common shares reflecting stock splits [notes 13 and 21])	44,063	67,372
Cash consideration on fractional shares	15	23
Fair value of vested stock options (contributed surplus)	3,245	4,962
Acquisition costs	627	959
	47,950	73,316

Common share consideration

The value of common shares was determined by using the average selling price on the NASDAQ stock exchange for the three days up to the acquisition date of January 31, 2003, resulting in an average share price of $14.00 (U.S. $9.16), reflecting each of the stock splits on March 3, 2003 and February 4, 2004 [notes 13 and 21].

Fair value of stock options

The Company used the Black-Scholes option pricing model to estimate the fair value of the stock options assumed at the acquisition date, using the following weighted average assumptions:  dividend yield of 0%; risk fee interest rate of 5.02%; volatility factor of the expected market price of the Company's common stock of 50.1%; and a weighted average expected life of the options of 2 years.

Description of acquisition

Cohesion has a patent portfolio that includes approximately 75 issued U.S. patents with 10 patent applications pending in the U.S.  This patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biosurgical products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.

Cohesion had the following product portfolio at the time of acquisition:

CoStasis® Surgical Hemostat, Cohesion’s first biosurgical product, is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Cohesion received CE mark approval for CoStasis® in September 1998, and in June 2000, Cohesion received approval from the United States Food and Drug Administration (“FDA”) to market CoStasis® in the U.S.   The product is also approved for sale in Australia and Canada.

CoSeal® Surgical Sealant, Cohesion’s second biosurgical product, is a fully synthetic biosealant designed for sealing vascular grafts, and other tissues and sites of incision. Cohesion received CE Mark approval for CoSeal® in February 2000 and received approval from the FDA to market CoSeal® in the U.S. in December 2001. Cohesion launched the product in the U.S. in January 2002.  The product is also approved for sale in Australia and Canada.  Cohesion received CE Mark approval in August 2002 permitting the sale of Cohesion’s Adhibit™ adhesion prevention gel to prevent or reduce the incidence, severity and extent of post-surgical adhesion formation in patients undergoing cardiac surgery.

Identifiable intangible assets

At the acquisition date, Cohesion had several developed products that provided a stream of identifiable benefits from the sale of these products.  The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 11%, resulting in an allocated fair value of $24.2 million at the date of acquisition. Cohesion also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies.  The core patented technology was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.5 million at the date of acquisition.

In addition, Angiotech acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.2 million at the date of acquisition.  The in-process research and development acquired has been written off as of the acquisition date, for U.S. GAAP purposes [note 17].

The impact of foreign exchange on the balances of intangible assets, in-process research and development and goodwill as a result of translating these amounts using the current rate method until October 1, 2003 was a reduction of $7,714,000 with a corresponding decrease in the cumulative translation adjustment.

(b)  STS Biopolymers, Inc.

On December 4, 2003, the Company acquired all of the common shares of STS Biopolymers, Inc. (“STS”), a U.S. based Company, for cash consideration.  This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of STS have been included in the consolidated financial statements of the Company from December 4, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the preliminary fair values on the date of acquisition as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(in thousands of $)	December 4, 2003	December 4, 2003
	U.S. $	Canadian $
Cash and cash equivalents	146	191
Other current assets	1,465	1,919
Capital assets	745	975
Other non-current assets	14	19
Identifiable intangible assets	14,600	19,126
In-process research and development	3,100	4,061
Goodwill	9,257	12,128
Current liabilities	(1,379)	(1,807)
Future income tax liability	(3,568)	(4,674)
	24,380	31,938
Consideration:
Cash paid to shareholders	20,204	26,467
Cash paid to debtholders	2,813	3,685
Liabilities assumed	160	210
Acquisition costs	1,203	1,576
	24,380	31,938

The purchase price is expected to be finalized in the first quarter of 2004 upon completion of the formal valuation.

Description of acquisition

Located in Henrietta, New York, STS specializes in the development and manufacturing of state-of-the-art biocompatible coatings for medical devices.  The STS coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires.  STS also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT ®) coatings to a wide variety of medical device partners.

Identifiable intangible assets

At the acquisition date, STS had several developed products that provided a stream of identifiable benefits from the sale of these products.  The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $10.3 million at the date of acquisition.  STS also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies.  The core patented technology was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $7.2 million at the date of acquisition.   The Company also allocated $1.6 million to customer relationships as an identifiable intangible asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

In addition, Angiotech acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $4.1 million at the date of acquisition.  The in-process research and development acquired has been written off as of the acquisition date, for U.S. GAAP purposes [note 17].

5.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, accounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.  See note 8 for the fair value of long-term investments.

Financial risk includes interest rate risk, exchange rate risk and credit risk.  Interest rate risk arises due to the Company’s investments bearing fixed interest rates.  Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in United States dollars and a significant portion of the Company’s expenses are denominated in Canadian dollars.  Credit risk arises as the Company provides credit to its customers in the normal course of business.  The Company carries out credit evaluations of its customers on a continuing basis.

6.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At December 31, 2003, included in cash and cash equivalents is $239,682,578 (US $185,455,264) denominated in US dollars [September 30, 2002 - $9,811,728 (US $6,187,242)].

Short-term investments are substantially comprised of investment grade commercial debt with an average fixed interest rate of 1.7% [September 30, 2002 – 2.6%] and maturities to December 2004 [September 30, 2002 - June 2003]. Included in short-term investments at December 31, 2003 are investments of $27,096,765 (US $20,966,237) denominated in U.S. dollars [September 30, 2002 - $94,247,971 (US $59,432,444)].

At December 31, 2003, the fair value of the short-term investments was approximately $42,218,000 [September 30, 2002 - $121,923,000], based on quoted market prices.

7.

INVENTORIES

(in thousands of CDN$)	December 31, 2003 $	September 30, 2002 $

Raw materials	391	-
Work in process	995	-
Finished goods	1,090	-
	2,476	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

8.

LONG TERM INVESTMENTS

(in thousands of CDN$)	December 31, 2003 $	September 30, 2002 $

Investments accounted for by the equity method:
NeuColl, Inc. (a)	905	-
Investments accounted for at cost (b)	20,325	-
	21,230	-

a)

NeuColl Inc.

Effective January 31, 2003, through the acquisition of Cohesion [note 4], the Company acquired a 39.6% equity interest in NeuColl Inc. and a US$200,000 convertible debenture. NeuColl Inc. is a privately held medical device company engaged in the development and commercialization of collagen-based products for musculoskeletal repair.  The debenture bearing interest at 7% per annum and due June 20, 2003 can be converted into common shares at a rate of US$0.50 per US$1.00 of convertible debenture at the option of Cohesion.  At the acquisition date, the Company allocated no value to the equity investment and US$200,000 to the convertible debenture receivable.   The Company also acquired 3,000,000 warrants to purchase common shares of NeuColl at US$0.50 per share that expire on February 1, 2006 as part of the Cohesion acquisition.  In July 2003, Cohesion exercised 1,000,000 of the warrants at a cost of US$500,000, increasing its equity interest to 46.6%, and recorded the amount as a long-term investment.

For the period February 1, 2003 to December 31, 2003, the Company recorded equity income of $230,000 (US $165,000) as its share of NeuColl’s net income.  The fair value of the investment in the private company is not readily determinable.

b)

Investments recorded at cost

Investments recorded at cost are denominated in U.S. dollars (US$15,548,289) and are substantially comprised of government agency notes with an average yield to maturity of 2.2% [September 30, 2002 – nil] and maturities ranging from May 2005 to June 2006 [September 30, 2002 - nil].

At December 31, 2003, the fair value of long-term investments recorded at cost was approximately $20,809,000 (September 30, 2002 – nil) based on quoted market prices

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9.

CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
(in thousands of CDN$)	$	$	$
December 31, 2003
Computer equipment	4,106	1,868	2,238
Research equipment	3,412	1,821	1,591
Manufacturing equipment	3,660	1,500	2,160
Office furniture and equipment	1,782	516	1,266
Leasehold improvements	6,648	803	5,845
	19,608	6,508	13,100

		Accumulated	Net book
	Cost	amortization	value
(in thousands of CDN$)	$	$	$
September 30, 2002
Computer equipment	1,910	992	918
Research equipment	1,889	1,193	696
Office furniture and equipment	1,284	97	1,187
Leasehold improvements	6,164	7	6,157
	11,247	2,289	8,958

10.

INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
(in thousands of CDN$)	$	$	$
December 31, 2003
Medical technologies	10,397	8,282	2,115
Developed product technologies	31,686	7,797	23,889
Core technologies	12,134	646	11,488
In-process research and development	8,693	607	8,086
Customer relationships	1,572	-	1,572
	64,482	17,332	47,150
September 30, 2002
Medical technologies	10,397	5,710	4,687

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11.

CAPITAL LEASE OBLIGATION

The Company acquired a lease agreement relating to manufacturing equipment and leasehold improvements upon the acquisition of Cohesion.  The lease was due to expire in August 2004 and was collateralized by assets and restricted cash.  In November 2003, the Company paid out the lease for a net cash payment of $1,375,000 and the balance of restricted cash of $1,817,000 was released to the Company.

12.

DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and is being amortized to reduce rental expense on a straight line basis over the initial ten year term of the lease which commenced in October 2002.

13.

SHARE CAPITAL

On each of March 3, 2003 and February 4, 2004 [note 21], the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to each of the stock splits.

a)

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

b)

Issued and outstanding

	No. of	Amount
(in thousands of CDN$, except share amounts)	shares	$
Common shares
Balance, September 30, 2000	61,026,388	192,981
Issued for cash upon exercise of stock options	1,096,628	2,350
Balance, September 30, 2001	62,123,016	195,331
Issued upon exercise of common share purchase warrants [note 13(f)]	100,256	1,968
Issued for cash upon exercise of stock options	704,196	2,308
Balance, September 30, 2002	62,927,468	199,607
Issued on acquisition of Cohesion [note 4]	4,811,256	67,372
Issued for cash pursuant to public offering - net	11,500,000	320,420
Issued for cash upon exercise of stock options	3,935,798	34,992
Balance, December 31, 2003	83,174,522	622,391

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

In October 2003, the Company completed a public offering of 11,500,000 common shares at a price of $29.51 per share (US $21.88 per share) for gross proceeds of $339 million (US $252 million).  Total net proceeds to the Company amounted to $320 million (US $238 million) after underwriting commissions and other expenses.

As at February 27, 2004, taking into account the stock split on February 4, 2004 [note 21], the Company had 83,413,580 common shares issued and outstanding for a total of $625,456,650.

c)

Stock Options

Angiotech Pharmaceuticals, Inc.

In 1998, the Company established a Stock Option Plan (“1998 Plan”), whereby options to purchase shares of the Company’s stock may be granted to employees, directors, consultants and clinical advisory board members. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years. Options granted are also subject to certain vesting provisions. During the year ended September 30, 2000, the Company obtained shareholder approval to amend the number of stock options available for granting under the Plan from 7,075,460 common shares to 8,062,084 common shares. On March 6, 2001, the shareholders approved the adoption of the 2001 Stock Option Plan (“2001 Plan”), which supercedes the 1998 Plan and increased the number of stock options available for granting to 12,304,644 common shares of which 25,384 [September 30, 2002 – 1,070,520] options are available for issuance pursuant to the 2001 Plan.

A summary of the stock option transactions is as follows:

	No. of optioned shares	Weighted average exercise price $
Balance, September 30, 2000	6,170,972	5.41
Granted	3,422,000	15.40
Exercised	(1,096,628)	2.14
Forfeited	(69,856)	12.74
Balance, September 30, 2001	8,426,488	9.83
Granted	2,463,200	20.23
Exercised	(704,196)	3.28
Forfeited	(295,120)	16.01
Balance, September 30, 2002	9,890,372	12.70
Granted	1,656,256	14.92
Exercised	(3,088,136)	8.10
Forfeited	(622,328)	18.64
Balance, December 31, 2003	7,836,164	14.52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

These options expire at various dates from February 5, 2006 to August 13, 2013.

As of February 27, 2004, taking into account the stock split on February 4, 2004 [note 21], there were 9,123,424 stock options outstanding (of which 5,322,821 are exercisable) at a weighted average exercise price of $17.31.  The total amount outstanding includes stock options granted and exercised subsequent to year end of 1,437,888 and 150,628 respectively.

Cohesion Technologies, Inc.

On January 31, 2003, upon the acquisition of Cohesion, the Company assumed a total of 1,101,488 stock options outstanding under Cohesion's stock option plans including the 1998 Stock Option Plan.  Under the 1998 Stock Option Plan, options may be granted to the Company's employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years.  Options granted are also subject to certain vesting provisions.  Each Cohesion stock option is converted into one Angiotech common share upon exercise.

A summary of the Cohesion stock option transactions for the period from January 31, 2003 to December 31, 2003 is as follows:

	No. of Optioned Shares	Weighted average Exercise price
Outstanding at January 31, 2003	1,101,488	US $9.55
Granted	153,744	US $10.28
Exercised	(847,662)	US $8.39
Forfeited	(74,450)	US $17.17
Outstanding at December 31, 2003	333,120	US $11.14

These options expire at various dates from May 20, 2004 to June 3, 2013.

As of February 27, 2004, taking into account the stock split on February 4, 2004 [note 21], there were 244,690 stock options outstanding (of which 126,329 are exercisable) at a weighted average exercise price of $10.75.

Stock options outstanding

The options outstanding under all option plans are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

	Options outstanding December 31, 2003			Options exercisable December 31, 2003
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
$0.69	114,000	2.10	$0.69	114,000	$0.69
$2.25-$3.03	422,272	4.79	$2.79	422,272	$2.79
$3.75-$4.24	589,530	5.81	$4.19	589,530	$4.19
$11.47-$14.84	3,555,300	7.85	$13.62	2,006,050	$13.56
$15.10-$19.75	1,597,672	7.09	$17.03	1,213,192	$17.07
$21.39-$30.71	1,557,390	8.05	$22.08	785,276	$21.53
	7,836,164	7.33	$14.52	5,130,320	$13.36
The following options are exercisable in USD:
US $4.58-$5.67	23,864	8.25	$5.41	23,864	$5.41
US $6.41-$9.60	199,462	8.05	$9.08	94,358	$8.50
US $10.37-$13.72	44,016	5.53	$11.80	44,016	$11.80
US $15.10-$18.70	33,450	8.22	$15.98	17,110	$16.82
US $20.04-$29.65	32,328	6.37	$22.21	32,328	$22.21
	333,120	7.58	$11.14	211,676	$11.60

d)

Stock based compensation expense

The estimated fair value of the stock options issued during the fifteen month period ended December 31, 2003 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Fifteen months ended December 31, 2003
Dividend Yield	Nil
Annualized Volatility	67.5%
Risk-free Interest Rate	3.92%
Expected Life (Years)	3

The estimated fair value of the options granted to the Company’s officers, directors, and employees in the fifteen month period ended December 31, 2003 is amortized to expense on a straight-line basis over the vesting period resulting in compensation expense of $2,789,000. The weighted average fair value of stock options granted in the fifteen month period ended December 31, 2003 was $6.80.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

During the fifteen month period ended December 31, 2003, as the result of an employee termination agreement, the Company accelerated the vesting of 79,458 stock options to an immediate vesting from approximately 1.7 years. The Company recorded compensation expense of $1,235,000 based on the estimated fair value of the modified award.  The estimated fair value was determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 46%, risk-free interest rate 3.88% and expected life – 30 days.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model do not necessarily provide a reliable single measure of the fair value of its employee stock options.

e)

Pro forma disclosure

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation using a fair value based method for all stock based awards granted, modified or settled prior to October 1, 2002:

(in thousands of CDN$, except per share amounts)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
	$	$	$

Loss for the period	(67,616)	(20,143)	(8,327)
Add: Fair value of stock based compensation	(18,516)	(20,769)	(14,487)

Pro forma loss for the period	(86,132)	(40,912)	(22,814)

Basic and diluted loss per common share
As reported	(0.96)	(0.32)	(0.14)
Pro forma	(1.22)	(0.66)	(0.37)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock option compensation is amortized to expense over the vesting period and additional options may be granted in future periods.  The weighted average fair value of stock options granted in the years ended September 30, 2002 and 2001 was $9.79 and $10.11 respectively.  The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

	Year ended September 30, 2002	Year ended September 30, 2001

Dividend Yield	Nil	Nil
Annualized Volatility	50%	74%
Risk-free Interest Rate	4.0%	4.4%
Expected Life (Years)	5	5

f)

Common share purchase warrants

In November 2001, the Company issued 100,256 common shares in net settlement of the remaining 120,000 common share purchase warrants which were granted pursuant to a licensing agreement entered into in December 1998. Accordingly, the estimated fair value of the warrants of $1,968,000 was transferred from contributed surplus to share capital.

g)

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

14.

INCOME TAXES

As at December 31, 2003, the Company has scientific research and experimental development expenditures in the amount of $39,109,000 (September 30, 2002 - $34,129,000) available for carry-forward indefinitely to reduce future taxable income.  The Company also has unclaimed Canadian and U.S. federal and provincial/state investment tax credits of approximately $11,154,000 and $4,173,000 respectively (September 30, 2002 - $7,813,000 and $2,363,000) available to reduce future income taxes otherwise payable.  The Company also has loss carry forwards of approximately $78,837,000 (September 30, 2002 - $23,512,000) available to offset future taxable income in Canada ($33,829,000), the United States ($24,186,000), Switzerland ($18,206,000) and the Netherlands ($2,615,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

The investment tax credits and loss carry forwards expire as follows:

(in thousands of CDN$)	Federal investment tax credits $	Provincial/state investment tax credits $	Loss carryforwards $
2004	-	-	3,192
2005	-	-	3,129
2006	83	-	3,996
2007	240	-	-
2008	900	-	4,954
2009	1,329	54	13,272
2010	1,613	625	15,399
2011	2,047	828	8,094
2012	1,531	818	-
2013	1,130	612	-
2014	314	160	-
2019	535	-	-
2020	550	-	-
2021	417	-	1,430
2022	275	-	9,379
2023	190	-	11,199
2024	-	-	2,178
Indefinitely	-	1,076	2,615
	11,154	4,173	78,837

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Significant components of the Company’s future tax assets as of December 31, 2003 are shown below.

	December 31, 2003	September 30, 2002
(in thousands of CDN$)	$	$
Future tax assets:
Book amortization in excess of tax depreciation	3,717	1,457
Loss carry forwards	24,091	7,006
Capital loss carry forwards	3,825	-
Research and development deductions and credits	25,609	18,708
Other assets	6,482	1,734
Total future tax assets	63,724	28,905
Valuation allowance	(51,303)	(28,786)
Total future tax assets	12,421	119
Future tax liabilities:
Identifiable intangible assets	(17,095)	-
Unrealized foreign exchange gain	-	(119)
Total future tax liabilities	(17,095)	(119)
Net future tax liability	(4,674)	-

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future tax assets.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.  In addition, due to the change in control of the acquired companies during the period, the future utilization of certain loss carryforwards and tax credits that were incurred by the acquired companies prior to acquisition will be restricted and subject to annual limitations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 39.25% [2002 - 40.87%; 2001 - 44.87%] statutory tax rate, is:

	Fifteen months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001
(in thousands of CDN $)	$	$	$
Income taxes at statutory rates	(26,539)	(8,233)	(3,736)
Effect of Canadian tax rate changes on future tax assets and liabilities	1,142	1,535	2,471
Foreign tax rate differences	3,273	6,668	-
Research and development credits	(1,477)	(2,249)	(1,408)
Losses not deductible for tax purposes	4,768	-	-
Other differences	711	5	(753)
Change in valuation allowance, excluding the impact of acquisitions	18,122	2,274	3,426
	-	-	-

15.

COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through May 2012, with an option to renew through 2017. Future minimum annual lease payments under these leases are as follows:

(in thousands of CDN$)	$
2004	2,345
2005	1,515
2006	1,472
2007	1,213
2008	1,252
Thereafter	4,695
12,492

Rent expense for the fifteen month period ended December 31, 2003 amounted to $2,060,933 [years ended September 30, 2002 and 2001 - $667,759 and $552,576 respectively].

License agreements

Pursuant to various license agreements, the Company is responsible for the payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, and the payment of amounts upon the achievement of certain milestones. In addition, the Company is committed to future research and development expenses related to its clinical trials and research and development programs [note 16].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Contingencies

a)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

b)

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

c)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

16.

LICENSE AND DISTRIBUTION, MANUFACTURING AND OTHER AGREEMENTS

The Company’s most significant agreements are:

(a)

NeoRx Corporation (“NeoRx”)

In December 1998, the Company entered into an exclusive license agreement with NeoRx whereby the Company was granted an exclusive, worldwide license to certain technologies of NeoRx relating to the use of paclitaxel and analogues and derivatives for non-oncological diseases. Pursuant to this license agreement, the Company issued 63,846 common shares and 230,000 common share purchase warrants valued at $1,968,000 [note 13[f]].  In addition, as per the license agreement, the Company is committed to pay $1.9 million (US$1.5 million) of balloon milestone payments to NeoRx that become due when the Company’s corporate partners reach certain levels of cumulative net sales of the drug-eluting stent.  As at December 31, 2003, $1.2 million (US$1.0 million) has been accrued as license fee expense in relation to these balloon milestone payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(b)

C.R. Bard, Inc. (“Bard”)

In December 1998, the Company and Bard entered into an exclusive, worldwide, license and development agreement (the “Bard License Agreement”) which granted Bard the right to use, manufacture, distribute and sell certain technology of the Company for peripheral perivascular applications in connection with peripheral vascular grafts and AV access grafts.   In November 2003, the Bard License Agreement was terminated by mutual agreement.  The Company retained all rights to the program and is continuing to independently develop the products.  Human clinical trials have been initiated.

 (c)

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

Pursuant to the BSC/Cook License Agreement, each of BSC and Cook has agreed to reimburse the Company for certain research and development expenses, make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The payments and commitments pursuant to the BSC/Cook License Agreement, including an equity investment of $5.4 million, if the milestone payments are achieved and the other financial commitments are incurred, excluding royalty payments, is approximately $32 million, of which $17.2 million and the equity investment has been received as at December 31, 2003. The agreement may be terminated by either party if regulatory milestones are not met. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

(d)

Baxter Healthcare Corporation (“Baxter”)

In April 2003, the Company finalized a Distribution and License and  a Manufacturing and Supply Agreement with Baxter, providing Baxter with the worldwide (excluding Japan and certain other territories) right to manufacture and distribute the Company’s surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, and an option to license the Company’s surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S. and another product currently in development.  These products were acquired in the Cohesion acquisition.  Pursuant to the agreements, the Company received an upfront payment of US$8 million, of which US$6 million is non-refundable. In addition the Company earned US$2 million in December 2003 and will earn a further US$2 million in January 2004 upon successful transfer of manufacturing of the CoSeal® product to Baxter in January 2004, and up to an additional US$11 million if Baxter exercises its option to license the one other product and extend the exclusive distribution rights for two current products.  Up to US$2 million of the upfront payment is refundable if the Company terminates the agreement, at its option, upon the failure of Baxter to achieve certain minimum sales, and the Company elects to distribute the product.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the period ended December 31, 2003 and until manufacturing of the product is transferred to Baxter, the Company will manufacture the product for Baxter, receive a portion of the selling price to the third party customer and record sales and cost of sales accordingly. Thereafter, the Company will earn a percentage royalty.  The agreements, or portions thereof, may be terminated by Baxter at any time or by the Company if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or thirty years.

The upfront payment of US$6 million is being recorded as revenue on a straight-line basis over the estimated period to conclude the transfer of manufacturing to Baxter which was originally estimated to be 18 months and subsequently reduced to 10 months.  The amount of US$2 million that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

17.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

a)

For U.S. GAAP purposes, the Company has elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), "Accounting for Stock Based Compensation – Transition and Disclosure", an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) “Accounting for Stock Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The standard permits the prospective recognition of stock based compensation expense for all employee stock-based compensation transactions occurring subsequent to October 1, 2002 using a fair value based method.  Prior to the adoption of this standard, the Company applied the disclosure provisions of SFAS 123 for stock options granted to employees.  As allowed by SFAS 123, the Company followed the intrinsic value approach of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) which resulted in no compensation expense being recognized for the years ended September 30, 2002 and 2001 as the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of grant.  As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP in the current period, employee stock based compensation expense amounted to $2,789,000 for both U.S. GAAP and Canadian GAAP for the fifteen month period ended December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

b)

Under U.S. GAAP SFAS 148 and SFAS 123, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $166,000 [years ended September 30, 2002 and 2001 - $287,000 and $449,000 respectively] in respect of options granted to a consultant. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the fifteen month period ended December 31, 2003 and years ended September 30, 2002 and 2001, respectively: risk free interest rates of 3.8%, 4.0% and 4.4%; dividend yields of 0%; volatility of the expected market price of the Company’s common stock of 47%, 50% and 74%; and a weighted average expected life of the options of three years, five years and six years.

c)

Under the prospective adoption of SFAS 148 for stock options granted to employees subsequent to October 1, 2002, the accelerated vesting of stock options is treated as a modification of the award and stock based compensation expense must be recorded based on the fair value of the new award.  Prior to October 1, 2002, the Company recorded compensation for stock options with accelerated vesting at the intrinsic value of the stock options on the acceleration date less the intrinsic value on the initial grant date, to the extent an employee benefits from the acceleration. For the fifteen month period ended December 31, 2003, the Company recorded compensation expense of $1,235,000 for both U.S. GAAP and Canadian GAAP in relation to such modifications.  For the years ended September 30, 2002 and 2001, the Company recorded compensation expense in the amount of $ nil and $49,000 respectively.

d)

Under U.S. GAAP, amounts paid for medical technologies used solely in research and development activities and with no alternative future use, would be expensed.

e)

Under U.S. GAAP, in-process research and development would be expensed.  During the fifteen month period ended December 31, 2003, the Company acquired in-process research and development in the acquisitions of Cohesion and STS of $5,244,000 and $4,061,000 respectively [note 4].  Accordingly, these amounts have been expensed for U.S. GAAP purposes.

f)

Under U.S. GAAP, short-term and long-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

g)

For purposes of Canadian GAAP, the effect of the change in accounting principle for revenue recognition applied in fiscal 2001 was applied retroactively and all prior years were restated. For purposes of U.S. GAAP, this change in accounting principle was applied as a cumulative effect adjustment to the fiscal 2001 reported net loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

h)

If U.S. GAAP were followed:

i)

the effect on the Statements of Loss and Deficit would be:

(in thousands of CDN$, except per share information)	Fifteen months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001
	$	$	$

Loss for the year, Canadian GAAP	(67,616)	(20,143)	(8,327)
Adjustment for stock based compensation to non-employees [b]	(166)	(287)	(449)
Adjustment for accelerated vesting of stock options [c]	-	-	(49)
Adjustment for medical technology expense and amortization [d]	1,961	2,357	(231)
Adjustment for amortization of in-process research and development [e]	628	-	-
Adjustment for purchase of in-process research and development [e]	(9,305)	-	-

Loss before cumulative effect of change in accounting principle for the period, U.S. GAAP	(74,498)	(18,073)	(9,056)
Cumulative effect of a change in accounting principle [g]	-	-	(2,292)

Loss for the period, U.S. GAAP	(74,498)	(18,073)	(11,348)
Adjustment for short-term and long-term investments, unrealized gain [f]	484	106	-
Reclassification of unrealized gain on short-term and long-term investments	(106)	-	-
Comprehensive loss for the period, U.S. GAAP	(74,120)	(17,967)	(11,348)

Basic and diluted loss per common share, U.S. GAAP:
Loss before change in accounting principle	(1.06)	(0.29)	(0.15)
Cumulative effect of a change in accounting principle	-	-	(0.04)

Basic and diluted loss per common share, U.S. GAAP	(1.06)	(0.29)	(0.19)

Weighted average number of common shares, U.S. GAAP (in thousands)	70,580	62,532	61,656

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

ii)

Balance Sheet items which would differ under U.S. GAAP are as follows:

	December 31, 2003	September 30, 2002
(in thousands of CDN$)	$	$

Intangible assets [d] and [e]	38,893	2,555
Short-term investments [f]	42,216	121,923
Long-term investments [f]	21,714	-
Total assets	512,943	149,539
Contributed surplus	12,407	3,255
Accumulated other comprehensive income	484	106
Deficit	(140,080)	(65,582)

iii)

Statements of Cash Flow items, which would differ are as follows:

	Fifteen months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001
(in thousands of CDN$)	$	$	$
Cash used in operating activities, Canadian GAAP	(49,683)	(15,016)	(9,791)
Adjustment for medical technology expense	-	-	(114)
Cash used in operating activities, U.S. GAAP	(49,683)	(15,016)	(9,905)
Cash provided by (used in) investing activities, Canadian GAAP	23,115	24,031	6,542
Adjustments for medical technology	-	-	114
Cash provided by (used in) investing activities, U.S. GAAP	23,115	24,031	6,656

i)

Accounts payable and accrued liabilities comprise:

	December 31, 2003	September 30, 2002
(in thousands of CDN$)	$	$
Trade accounts payable	2,556	2,532
Accrued contract research	-	504
Employee-related accruals	2,688	1,513
Other accrued liabilities	4,157	4,349
	9,401	8,898

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

j)

Pro forma information – Acquisition of Cohesion and STS

The following pro forma information presents a summary of the consolidated results of operations of the Company and Cohesion and STS [note 4] required for U.S. GAAP as if the acquisitions had occurred on October 1, 2001.  All transactions between the Company and Cohesion and STS have been eliminated.

(in thousands of CDN$)	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$
Pro forma total revenue	42,083	24,313
Pro forma loss	(77,601)	(66,476)
Pro forma basic and diluted loss per share	(1.10)	(1.06)

Included in the pro forma net loss for the year ended September 30, 2002 is $9.3 million of in-process research and development acquired in the business acquisition and written off for U.S. GAAP purposes.

These pro forma consolidated results have been prepared for comparative purposes only.  They may not be indicative of the results of operations which would have resulted had Cohesion and STS been acquired on October 1, 2001.  They also are not indicative of future consolidated results of operations of the Company.

k)

Pro forma information –Stock based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model [note 13(e)] for pro forma assumptions.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

(in thousands of CDN$, except per share amounts)	Fifteen months ended December 31, 2003	Years ended September 30,
		2002	2001
	$	$	$
Loss for the period – U.S. GAAP	(74,498)	(18,073)	(9,056)
Deduct: Stock based employee compensation expense included in reported loss above	4,024	-	49
Add: Total stock based employee compensation expense using fair value based method for all awards	(22,374)	(20,482)	(14,038)
Pro forma loss for the period	(92,848)	(38,555)	(23,045)
Basic and diluted loss per common share
As reported	(1.06)	(0.29)	(0.15)
Pro forma	(1.32)	(0.62)	(0.37)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

l)

Recent pronouncements:

The Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34”.  The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing certain types of guarantees and provide certain note disclosure.  The adoption of FIN 45 on January 1, 2003 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), ‘‘Consolidation of Variable Interest Entities’’ and in December 2003 issued a revision to FIN 46 (“FIN 46R”).  FIN 46 and FIN 46R require consolidation of a variable interest entity by the primary beneficiary of the entity’s expected results of operations.  FIN 46 is effective for all new variable interest entities created or acquired between February 1, 2003 and December 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46R are effective for the Company’s fiscal quarter ending March 31, 2004.  For variable interest entities created or acquired after December 31, 2003, the provisions of FIN 46R are effective upon initial involvement with the entity.  The adoption of FIN 46 did not have a material effect on the Company’s consolidated financial position or results of operations.   The Company is currently evaluating the impact of FIN 46R on its consolidated financial statements.

18.

SEGMENTED INFORMATION

The Company operates in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterial products.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The acquisition of Cohesion Technologies, Inc. on January 31, 2003, resulted in an additional segment, non-drug loaded biomaterial products.  These products are used by physicians to facilitate the performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.  STS is included in the medical device coatings/implants segment.

The Company does not separate total assets and capital assets in evaluating segment performance for medical device coatings/implants and therapeutics, however, separate data is available for non-drug loaded biomaterial products. The Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(in thousands of CDN$)	December 31, 2003 $	September 30, 2002 $

Total assets – medical devices/therapeutics	453,918	151,565
Capital assets – medical devices/therapeutics	10,810	8,958

Total assets – biomaterial products	66,798	-
Capital assets – biomaterial products	2,290	-

Goodwill arising from the acquisition of Cohesion ($32,592,000) and the acquisition of STS ($12,128,000) [note 4] relates to, and has been allocated to, the biomaterial products segment and medical devices segment respectively.

Also for purposes of evaluating segment performance, corporate general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated corporate general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange (loss) gain are not allocated between segments.

(in thousands of CDN$)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
	$	$	$
Revenue from external customers
Medical device coatings/implants	6,917	7,330	1,123
Biomaterials products	20,881	-	-
Total revenue for reportable segments	27,798	7,330	1,123
Loss for reportable segments for the period
Medical device coatings/implants	(17,861)	(7,110)	(6,313)
Therapeutics	(4,342)	(10,704)	(14,584)
Biomaterials products	(9,918)	-	-
Total loss for reportable segments for the period	(32,121)	(17,814)	(20,897)
Non-allocable corporate expenses	(11,197)	(6,412)	(2,542)
Total other (expense) income	(24,298)	4,083	15,112
Loss for the period	(67,616)	(20,143)	(8,327)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or collaborators:

(in thousands of CDN$)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
United States	93%	100%	100%
Other	7%	-	-
	100%	100%	100%

Long-lived assets including goodwill:

(in thousands of CDN$)	December 31, 2003 $	September 30, 2002 $
Canada	11,729	13,645
United States	89,434	-
	101,163	13,645

During the fifteen month period ended December 31, 2003, revenue from one licensee in the medical device coatings/implants segment represents approximately 20% of total revenue and revenue from one customer in the biomaterials products segment represents approximately 54% of total revenue.   The Company had accounts receivable of $4,463,000 [US $3,453,000] at December 31, 2003 due from the customer in the biomaterials products segment.

19.

CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION:

The change in non-cash working capital items relating to operations was as follows:

(in thousands of CDN$)	Fifteen months ended December 31, 2003	Years ended September 30,
		2002	2001
	$	$	$
Accrued interest on short-term investments	1,279	2,934	(1,523)
Accounts receivable	(4,066)	(156)	(124)
Inventories	(646)	-	-
Prepaid expenses and deposits	(1,370)	(8)	(384)
Accounts payable and accrued liabilities	(3,577)	560	1,620
Deferred costs	(1,913)	-	-
	(10,293)	3,330	(411)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Supplemental disclosure:

(in thousands of CDN$)	Fifteen months ended December 31, 2003	Years ended September 30,
		2002	2001
	$	$	$
Common shares issued for acquisition of Cohesion [note 4(a)]	67,372	-	-
Common shares issued for medical technologies	-	1,968	-

20.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

21.

SUBSEQUENT EVENT

In January 2004, the shareholders authorized a 2 for 1 stock split of the company’s common share capital and approved a new stock option plan.  The record date for the stock split is February 4, 2004.  The new 2004 stock option plan (“New Plan”) reduces the length of an option’s term from ten to five years, provides for blackout periods, provides non-discretionary options for independent directors and reduces the percentage of common shares subject to the New Plan to 15% from 20% under the current plan.  The New Plan results in 1.1 million additional options (pre-split) available for grant to directors, officers and employees.  All common share capital, option and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

EXHIBIT 31A

CERTIFICATION UNDER SECTION 302 OF SARBANES-OXLEY

I, Dr. William Hunter, certify that:

1.

I have reviewed this annual report on Form 40-F of Angiotech Pharmaceuticals, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 30, 2004

/s/ William Hunter

Dr. William Hunter

Chief Executive Officer

EXHIBIT 31B

CERTIFICATION UNDER SECTION 302 OF SARBANES-OXLEY

I, David Hall, certify that:

1.

I have reviewed this annual report on Form 40-F of Angiotech Pharmaceuticals, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 30, 2004

/s/ David Hall

David Hall

Chief Financial Officer

EXHIBIT 32A

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the annual report of Angiotech Pharmaceuticals, Inc. (the “Company”) on Form 40-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr. William Hunter, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

 The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William Hunter

Name: Dr. William Hunter

Title: Chief Executive Officer

March 30, 2004

EXHIBIT 32B

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the annual report of Angiotech Pharmaceuticals, Inc. (the “Company”) on Form 40-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Hall, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

 The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David Hall

Name: David Hall

Title: Chief Financial Officer

March 30, 2004