Form 40-F
period 2004-12-31
ANGIOTECH PHARMACEUTICALS INC
filed 2005-04-01
CIK 1096481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number
0-30334

ANGIOTECH PHARMACEUTICALS, INC.

(Exact name of Registrant as specified in its charter)

 ___________________________________________________________

(Translation of Registrant's name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

2834
(Primary Standard Industrial Classification Code Number (if applicable))

98-0226269
(I.R.S. Employer Identification Number (if applicable))

1618 Station Street
Vancouver, BC
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

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2004 was 83,957,950.

______________________________

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2004, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of independent auditors with respect thereto, are incorporated by reference and included herein –see Exhibit 2 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and reconciled to Canadian generally accepted accounting principles (“Canadian GAAP”) - see Note 19 of the Notes to Consolidated Financial Statements of the Registrant’s consolidated audited financial statements, reconciling the material differences between U.S. and Canadian GAAP.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis of the Registrant’s Financial Condition and Results of Operations for the fiscal year ended December 31, 2004 - see Exhibit 2 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2004, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended.

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based on control criteria established in a report entitled Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2004, the Company maintained effective internal control over financial reporting.

Management recognizes that effective internal control over financial reporting may not prevent or detect all misstatement or fraud. Therefore, the Company’s internal control over financial reporting can only provide management with reasonable assurance that the Company’s financial reporting is accurate.

Management's assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements.  A copy of Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting is included in the Company’s Consolidated Audited Financial Statements, included herein as Exhibit 2.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Arthur Willms has been determined by the board of Angiotech to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Willms as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters regarding such matters as, but not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; and management succession. The guidelines are available on the Registrant’s website at www.angiotech.com.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

Angiotech has adopted codes of ethics for its Chief Executive Officer, Chief Financial Officer and Directors and Officers. The codes are available on the Registrant’s web site at www.angiotech.com and in print to any shareholder who requests them. All amendments to the codes, and all waivers of the codes with respect to any of the persons covered by them, will be posted on the Registrant’s website and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by Ernst & Young LLP for Angiotech and its subsidiaries for the years ending December 31, 2004 and December 31, 2003 (fifteen months) totaled $1,628,949 and $1,573,824, respectively, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

(in U.S. dollars)	Year Ended December 31, 2004	Year Ended December 31, 2003 (fifteen months)
Audit Fees	$846,180	$405,320
Audit Related Fees	$65,725	$134,726
Tax Fees	$717,044	$1,033,778
All Other Fees	$0	$0
TOTAL	$1,628,949	$1,573,824

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

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  These current period services consisted of due diligence services for business acquisitions. The prior year’s services consisted of reviewing documents related to a financial system implementation and due diligence services for business acquisitions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

In 2004 and 2003 no fees for services were incurred other than those described above under “Audit Fees,” “Audit Related Fees” and “Tax Fees”.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of Angiotech’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit tax related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).  The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A table setting forth the Registrant’s contractual commitments is set forth in Exhibit 2 of the Registrant’s Management Discussion and Analysis incorporated by reference and included herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Arthur Willms
Members:	David Howard Hartley T. Richardson

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

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our issued shares and options to purchase our shares, if applicable, is contained in our information circulars issued in connection with the annual general meeting of shareholders held June 10, 2004 and to be held June 9, 2005.  Additional financial information is provided in the consolidated financial statements for our most recently completed financial year.  Copies of the Management Proxy Circular, Consolidated Financial Statements and the Annual Report may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia V6A 1B6 (telephone: (604) 221-7676; facsimile: (604) 221-2330).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	ANGIOTECH PHARMACEUTICALS, INC.

By :	/s/ David M. Hall
David M. Hall, Chief Financial Officer

Date:	March 21, 2005

EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT

1	Angiotech Pharmaceuticals, Inc. Annual Information Form for the year ended December 31, 2004.

2	Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2004.

3	Consent of Ernst & Young LLP, Independent Auditors.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.