Form 40-F/A
period 2004-12-31
ANGIOTECH PHARMACEUTICALS INC
filed 2005-05-04
CIK 1096481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

__ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

X Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

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

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

___ Annual information form	___ Audited annual financial statements

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

Yes __	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No __

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of Angiotech Pharmaceuticals, Inc. (the “Company”) on Form 40-F for the year ended December 31, 2004 is filed herewith for the sole purpose of disclosing that, pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc., Marketplace Rules, the Company relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3 % of the outstanding shares of the company's voting common stock.  The Registrant's Articles currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting.  At the Registrant's 2004 Annual General Meeting of Shareholders, holders of 64.19% of the common shares were present or represented by proxy at the meeting.

The Company has relied on this exemption since its original listing on Nasdaq in 2000, and intends to disclose its reliance on this exemption in all subsequent annual reports filed with the U.S. Securities and Exchange Commission on Form 40-F.

This Form 40-F/A consists of a cover page, this explanatory note, the signature page and certifications.

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Form 40-F previously filed with the Commission on April 1, 2005, nor does it update or restate the Company’s Annual Information Form, consolidated audited annual financial statements or Management’s Discussion and Analysis of the Registrant’s Financial Condition and Results of Operations for the fiscal year ended December 31, 2004, all previously filed as part of the Company’s Form 40-F.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	ANGIOTECH PHARMACEUTICALS, INC.

By :	/s/ David M. Hall
David M. Hall, Chief Financial Officer

Date:	April 28, 2005

EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.