Form 40-F/A
period 2004-12-31
ANGIOTECH PHARMACEUTICALS INC
filed 2005-05-09
CIK 1096481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 2

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number
0-30334

ANGIOTECH PHARMACEUTICALS, INC.

____________________________________________________________________________________________________________________________________

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

EXPLANATORY NOTE

This Amendment No. 2 on Form 40-F/A (the “Amendment”) to the Annual Report on Form 40-F for the fiscal year ended December 31, 2004, which was originally filed with the Securities and Exchange Commission on April 1, 2005 (the “Original Filing”) and amended by Amendment No. 1 filed on May 4, 2005, is being filed to amend the Original Filing as follows:

•   The certification for the registrant’s Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed as exhibit 32.2 to the Original Filing and Amendment No. 1, has been revised to accurately reflect the title of the certifying officer.

Except for the amendment described above, this Amendment does not modify or update other disclosures in, or exhibits to, the Original Filing.

This Form 40-F/A consists of a cover page, this explanatory note, the signature page, the registrant’s Annual Information Form, consolidated audited annual financial statements and Management’s Discussion and Analysis of the Registrant’s Financial Condition and Results of Operations for the fiscal year ended December 31, 2004, and the certifications.

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

Registrant:	ANGIOTECH PHARMACEUTICALS, INC.

By :	/s/ David M. Hall
David M. Hall, Chief Financial Officer

Date:	May 6, 2005

EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT

1	Angiotech Pharmaceuticals, Inc. Annual Information Form for the year ended December 31, 2004.
2	Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2004.
31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.