Form 40-F
period 2005-12-31
ANGIOTECH PHARMACEUTICALS INC
filed 2006-04-03
CIK 1096481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005	Commission File Number
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

The number of shares outstanding of the issuer's common shares as of December 31, 2005 was 84,291,517.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2005, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of the independent registered public accounting firm with respect thereto, are incorporated by reference and included herein –see Exhibit 2 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and reconciled to Canadian generally accepted accounting principles (“Canadian GAAP”) - see Note 21 of the Notes to Consolidated Financial Statements of the Registrant’s consolidated audited financial statements, reconciling the material differences between U.S. and Canadian GAAP.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis of the Registrant’s Financial Condition and Results of Operations for the fiscal year ended December 31, 2005 - see Exhibit 2 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Therefore, the Company’s internal control over financial reporting can only provide management with reasonable assurance that the Company’s financial reporting is accurate.

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 based on control criteria established in a report entitled Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2005, the Company maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements.  A copy of Ernst & Young LLP's attestation report on management's assessment of the Company's internal control over financial reporting is included with the Company’s Consolidated Audited Financial Statements, included herein as Exhibit 2.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Arthur Willms has been determined by the board of Angiotech to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant.

Mr. Willms is a retired President and Chief Operating Officer of Westcoast Energy Inc. where he held senior executive positions for 24 years.  Mr. Willms has been a lecturer in Economics at the University of Calgary and holds a Bachelor of Science Degree in Mathematics and a Masters Degree in Economics from the University of Calgary.  Mr. Willms is also a director of Westcoast Energy Inc., Pacific Northern Gas, Union Gas, Columbia Power Corp., and BC Lotteries Corp.

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

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,

CHIEF FINANCIAL OFFICER, DIRECTORS AND OFFICERS AND EMPLOYEES

Angiotech has adopted codes of ethics for its Chief Executive Officer, Chief Financial Officer, Directors and Officers and employees. The codes are available on the Registrant’s web site at www.angiotech.com and in print to any shareholder who requests them. All amendments to the codes, and all waivers of the codes with respect to any of the persons covered by them, will be posted on the Registrant’s website and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by Ernst & Young LLP for Angiotech and its subsidiaries for the years ended December 31, 2005 and December 31, 2004 totaled $881,497 and $1,628,949, respectively, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

(in U.S. dollars)	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees	$689,724	$846,180
Audit Related Fees	$53,349	$65,725
Tax Fees	$138,424	$717,044
All Other Fees	$0	$0
TOTAL	$881,497	$1,628,949

The nature of the services provided by Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young LLP for the audit of the Registrant’s annual financial statements (including SOX section 404 internal control over financial reporting requirements), quarterly reviews of interim financial statements, and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  These current period services consisted of statutory audit of foreign subsidiaries and review of the accounting treatment of license agreements. The prior year’s services consisted of due diligence services for business acquisitions and review of the accounting treatment of license agreements.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

In 2005 and 2004 no fees for services were incurred other than those described above under “Audit Fees,” “Audit Related Fees” and “Tax Fees”.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of Angiotech’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit tax related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).  The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process. The independent auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

EXEMPTION FROM RULE 4350(f)

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc., Marketplace Rules, the Company relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3 % of the outstanding shares of the company’s voting common stock.  The Registrant’s Articles currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Registrant’s 2005 Annual General Meeting of Shareholders, holders of 71.19% of the common shares were present or represented by proxy at the meeting.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A table setting forth the Registrant’s contractual commitments is set forth in the Registrant’s Management Discussion and Analysis incorporated by reference and included herein as Exhibit 2.

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

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our filings with the Canadian Securities Commission or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, certain forward-looking statements contained in this report relate to our acquisition of American Medical Instruments Holdings, Inc. and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, (vii) the continued availability of capital to finance our activities, (viii) our ability to integrate into our business the operations of, American Medical Instruments Holdings, Inc., and (ix) our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of such acquisition.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a Form F-X in connection with its Shares. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the relevant registration statement.

ADDITIONAL INFORMATION

Additional information relating to Angiotech may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our issued shares and options to purchase our shares, if applicable, is contained in our information circulars issued in connection with the annual general meeting of shareholders held June 9, 2005 and to be issued for June 8, 2006. Additional financial information is provided in the consolidated financial statements for our most recently completed financial year.  Copies of the Management Proxy Circular, Consolidated Financial Statements and the Annual Report may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia V6A 1B6 (telephone: (604) 221-7676; facsimile: (604) 221-2330).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	ANGIOTECH PHARMACEUTICALS, INC.

By :	/s/ K. Thomas Bailey
K. Thomas Bailey, Chief Financial Officer

Date:	March 27, 2006

EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT

1	Angiotech Pharmaceuticals, Inc. Annual Information Form for the year ended December 31, 2005.

2	Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2005.

3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.