Form 40-F
period 2006-12-31
ANGIOTECH PHARMACEUTICALS INC
filed 2007-03-30
CIK 1096481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number
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

Angiotech Pharmaceuticals (US), Inc.
101 North Bend Way, Suite 201
North Bend, WA, 98045

(425) 831-4402
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

7.75% Senior Subordinated Notes due 2014
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑Annual information form	☑Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2006 was 84,983,735.

______________________________

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

click here for printer-friendly PDF version

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2006, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firms with respect thereto, are incorporated by reference and included herein –see Exhibit 2 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis of the Registrant’s Financial Condition and Results of Operations for the fiscal year ended December 31, 2006 - see Exhibit 2 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2006, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

The disclosure of our management’s assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2006 is set forth in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2006, under the heading “Management’s Report on Internal Controls Over Financial Reporting,” which is included in Exhibit 2 to this Annual Report on Form 40-F.

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

The SEC has indicated that the designation of Mr. Willms as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,

CHIEF FINANCIAL OFFICER, DIRECTORS AND OFFICERS AND EMPLOYEES

Angiotech has adopted codes of ethics for its Chief Executive Officer, Chief Financial Officer, Directors and Officers and employees. The codes are available, without charge, on the Registrant’s web site at www.angiotech.com and in print to any shareholder who requests them. All amendments to the codes, and all waivers of the codes with respect to any of the persons covered by them, will be posted on the Registrant’s website and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP, for Angiotech and its subsidiaries for the year ending December 31, 2006 totalled $1,031,473, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

(in U.S. dollars)	Year Ended December 31, 2006
Audit Fees	$602,050
Audit - Related Fees	$65,123
Tax Fees	$146,384
All Other Fees	$217,914
TOTAL	$1,031,473

The aggregate fees for professional services rendered by Ernst & Young LLP, the independent auditors for years prior to 2006, for Angiotech and its subsidiaries for the year ending December 31, 2005 totalled $881,497, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

(in U.S. dollars)	Year Ended December 31, 2005
Audit Fees	$689,724
Audit - Related Fees	$53,349
Tax Fees	$138,424
All Other Fees	$-
TOTAL	$881,497

The nature of the services provided by PricewaterhouseCoopers LLP and Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of the Registrant’s annual financial statements (including SOX section 404 internal control over financial reporting requirements), quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit - Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  These current period services consisted of statutory audits of foreign subsidiaries. The prior year’s services consisted of statutory audit of foreign subsidiaries and review of the accounting treatment of license agreements.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

In 2006, “All Other Fees” relates to services in regards to the senior notes registration statement and floating rate notes offering circular. In 2005 no fees for services were incurred other than those described above under “Audit Fees,” “Audit Related Fees” and “Tax Fees”.

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

EXEMPTION FROM RULE 4350(f)

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc., Marketplace Rules, the Company relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3 % of the outstanding shares of the company’s voting common stock.  The Registrant’s Articles currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Registrant’s 2006 Annual General Meeting of Shareholders, holders of 61.93% of the common shares were present or represented by proxy at the meeting.

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

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our issued shares and options to purchase our shares, if applicable, is contained in our information circulars issued in connection with the annual general meeting of shareholders held June 6, 2006 and to be issued for June 7, 2007. Additional financial information is provided in the consolidated financial statements for our most recently completed financial year.  Copies of the Management Proxy Circular, Consolidated Financial Statements and the Annual Report may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia V6A 1B6 (telephone: (604) 221-7676; facsimile: (604) 221-2330).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	ANGIOTECH PHARMACEUTICALS, INC.

By :	/s/ K. Thomas Bailey
K. Thomas Bailey, Chief Financial Officer

Date:	March 30, 2007

EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT

1	Angiotech Pharmaceuticals, Inc. Annual Information Form for the year ended December 31, 2006.

2	Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2006.

3.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

3.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.