Form 40-F
period 2007-12-31
ANGIOTECH PHARMACEUTICALS INC
filed 2008-03-31
CIK 1096481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
December 31, 2007	0-30334

ANGIOTECH PHARMACEUTICALS, INC.
     (Exact name of Registrant as specified in its charter)
___________________________________________________________
(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

2834
(Primary Standard Industrial Classification Code Number (if applicable))

98-0226269
(I.R.S. Employer Identification Number (if applicable))

1618 Station Street
Vancouver, BC
Canada V6A 1B6
(604) 221-7676
(Address and telephone number of Registrant’s principal executive offices)

Angiotech Pharmaceuticals (US), Inc.
101 North Bend Way, Suite 201
North Bend, WA 98045
(425) 831-4402
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Name of exchange on which registered

Common Shares Without Par Value	Toronto Stock Exchange
NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

     Floating Rate Notes due 2013
7.75% Senior Subordinated Notes due 2014
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ x ]Annual information form	[ x ]Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer’s common shares as of December 31, 2007 was 85,073,983.

______________________________

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]	No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]	No [ ]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2007, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firms with respect thereto, are incorporated by reference and included herein. See Exhibit 2 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis of the Registrant’s Financial Condition and Results of Operations for the fiscal year ended December 31, 2007, see Exhibit 2 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d – 15(e) of the Exchange Act). Based upon that evaluation and in light of the discussion of the material weakness discussed below in the Management’s Report on Internal Control over Financial Reporting under the heading “Management’s Report on Internal Control over Financial Reporting”, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures are not effective because it did not maintain effective controls over the accounting for income taxes, including the determination and reporting of current income taxes payable, deferred tax assets and the related income tax provisions. Specifically, the Registrant did not have sufficient personnel to enable it to properly consider and apply generally accepted accounting principles for income taxes, review, monitor the accuracy and completeness of certain components of the income tax provision calculations and the related deferred taxes and current income taxes payable and ensure that the rationale for certain tax positions was appropriate.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure of our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 is set forth in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial

Statements for the year ended December 31, 2007, under the heading “Management’s Report on Internal Control Over Financial Reporting,” which is included in Exhibit 2 to this Annual Report on Form 40-F. As noted under “Disclosure Controls and Procedures,” management identified a material weakness in its internal control over financial reporting as at December 31, 2007 because it did not maintain effective controls over the accounting for income taxes, including the determination and reporting of current income taxes payable, deferred tax assets and the related income tax provisions. As a result of the material weakness described above, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was not effective.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Arthur Willms has been determined by the board of Angiotech to meet the “audit committee financial expert” criteria prescribed by the SEC and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant.

Mr. Willms is a retired President and Chief Operating Officer of Westcoast Energy Inc. where he held senior executive positions for 24 years. Prior to his tenure with Westcoast Energy, Mr. Willms was a public school teacher in Alberta in Wheatland County and for the Calgary Public School Board from 1961 to 1967. In 1969, Mr. Willms became a lecturer in Economics at the University of Calgary. He holds a Bachelor of Education, a Bachelor of Arts, and a Masters in Economics from the University of Calgary. In addition to Mr. Willms' Board experience at Angiotech, he is also Chairman of the Board for the Vancouver Symphony Orchestra. His other numerous directorships include: Pacific Northern Gas, BC Lotteries Corp. and Pristine Power, Inc., and is Trustee of the 2010 Games Operating Trust. Mr. Willms was born in Namaka, Alberta.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP, for Angiotech for the years ending December 31, 2007 and December 31, 2006 totalled $1,643,561 and $1,031,473, respectively, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

	Year Ended	Year Ended
(in U.S. dollars)	December 31, 2007	December 31, 2006
Audit Fees	$1,422,125	$602,050
Audit-Related Fees	$202,828	$65,123
Tax Fees	$-	$146,384
All Other Fees	$18,608	$217,914
TOTAL	$1,643,561	$1,031,473

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of the Registrant’s annual financial statements (including SOX section 404 internal control over financial reporting requirements), quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. For each of 2007 and 2006, these services consisted of statutory audits of foreign subsidiaries.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

In 2007, “All Other Fees” relates to services in regards to a registration statement which was not completed. In 2006, “All Other Fees” relates to services in regards to the senior notes registration statement and floating rate notes offering circular.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of Angiotech’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit tax related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax). The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process. The independent auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements. All of the fees presented in the table under “Principal Accountant Fees and Services” were pre-approved by the Audit Committee.

EXEMPTION FROM RULE 4350(f)/FOREIGN PRIVATE ISSUER STATUS

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc., Marketplace Rules, the Company previously relied on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3 % of the outstanding shares of the company’s voting common stock. The Registrant’s Articles currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Registrant’s 2007 Annual General Meeting of Shareholders, holders of 60.13% of the common shares were present or represented by proxy at the meeting.

As of March 31, 2008, the Company anticipates that it will cease to qualify as a foreign private issuer as a result of changes in the location of the holders of a majority of its outstanding common shares. After that date, the Company will be begin filing SEC reports on U.S. forms, including 10-Q, 8-K and (after the end of 2008) 10-K. At the 2008 Annual General Meeting of Shareholders, the Company will impose a 33 1/3% quorum requirement.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A table setting forth the Registrant’s contractual commitments is set forth in the Registrant’s Management Discussion and Analysis incorporated by reference and included herein as Exhibit 2.

TABULAR DISCLOSURE OF VALUATION AND QUALIFYING ACCOUNTS

The following table sets forth the Registrant’s valuation reserves, by major class, not included in specific schedules.

		Additions
	Balance at	Charged to		Balance at
	Beginning of	Costs and	Deductions /	End of
(in U.S. dollars)	Year	Expenses	Other	Year
Deferred Income Tax Valuation Allowance:
Year ended December 31, 2006	$26,483	$-	$7,190	$19,293
Year ended December 31, 2007	$19,293	$22,712	$-	$42,005

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit
Committee are:

Chairs:	Arthur Willms
Members:	David Howard
Greg Peet

FORWARD-LOOKING INFORMATION

Statements contained in this Report that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect our performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this Report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to service our debt obligations; our ability to achieve the financial benefits expected as a result of our acquisition of AMI; and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the SEC.

For a more thorough discussion of the risks associated with our business, see the section entitled “Risk Factors” in the Company’s Annual Information Form.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this Report to reflect future results, events or developments.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the relevant registration statement.

ADDITIONAL INFORMATION

Additional information relating to Angiotech may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our issued shares and options to purchase our shares, if applicable, is contained in our information circulars issued in connection with the annual general meeting of shareholders held June 7, 2007 and to be issued for June 5, 2008. Additional financial information is provided in the consolidated financial statements for our most recently completed financial year. Copies of the Management Proxy Circular, Consolidated Financial Statements and the Annual Report may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia, Canada V6A 1B6 (telephone: (604) 221-7676; facsimile: (604) 221-2330).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	ANGIOTECH PHARMACEUTICALS, INC.

By :	/s/ K. Thomas Bailey
K. Thomas Bailey, Chief Financial Officer

Date:	March 28, 2008

EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT

1	Angiotech Pharmaceuticals, Inc. Annual Information Form for the year ended December 31, 2007.

2	Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2007.

3.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

3.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.