Form 10-K/A, Exhibit 13
ANGIOTECH PHARMACEUTICALS INC
filed 2009-03-23
CIK 1096481

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

4.

BUSINESS ACQUISITIONS

(a) American Medical Instruments Holdings, Inc.

On March 23, 2006, the Company completed the acquisition of 100% of the outstanding shares of privately held AMI, a leading independent manufacturer of specialty, single-use medical devices, for $796.1 million. The primary purposes of this acquisition were to provide a commercial pipeline for the Company’s current platform, to significantly diversify the Company’s revenue base and to add global manufacturing, marketing and sales capabilities. The cost of the acquisition includes cash consideration of $787.9 million and direct and incremental third-party acquisition costs of $8.2 million.  Included in cash consideration is the cash cost of $35.9 million and $34.0 million to settle outstanding vested options and warrants, respectively, of AMI at the closing date of the acquisition. The AMI acquisition was financed utilizing funds from a Credit Facility and Senior Subordinated Notes offering (note 16) and cash on hand.

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

- 13-20 -

(c)  The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense (recovery), using a combined Canadian federal and provincial tax rate, is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Net income (loss) before income taxes	$(754,068)	$(70,592)	$20,115
Statutory tax rate	31.0%	34.1%	34.1%

Expected income tax expense (recovery)	(233,761)	(24,072)	6,859

Tax rate changes on deferred tax assets and liabilities	2,143	1,686	3,505
Foreign tax rate differences	4,200	(12,984)	(7,650)
Foreign exchange losses	(14,049)	(4,937)	135
Change in valuation allowance	64,001	18,555	(203)
Reassessment of prior years’ taxes [see paragraph (g)]	(3,845)	1,126	9,125
Non-deductible portion of the capital (gains) losses	(5,484)	(1,011)	(4,645)
Net capital losses	(45,045)	-	-
Non-deductible stock based compensation	583	1,370	1,742
Goodwill impairment	198,369	-	-
Uncertain tax positions	6,082	1,039	-
Taxable dividends from subsidiaries	4,208	10,146	-
Permanent differences and other	9,706	(5,463)	(6,776)
Income tax expense (recovery)	$(12,892)	$(14,545)	$2,092

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