Form 10-K/A, Exhibit 13
period 2008-12-31
ANGIOTECH PHARMACEUTICALS INC
filed 2009-11-06
CIK 1096481

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

As discussed in Note 1(b) to the consolidated financial statements, the Company has restated its 2008 statement of operations for a correction of a misstatement in classification related to goodwill impairment.

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

/s/ PricewaterhouseCoopers LLP

Vancouver, Canada

March 13, 2009

Except for note 1(b), as to which the date is November 5, 2009

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

See accompanying notes to the consolidated financial statements

- 13-2 -

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	Restated
REVENUE
Royalty revenue	$91,546	$116,659	$175,254
Product sales, net	190,816	170,193	138,590
License fees	910	842	1,231
	283,272	287,694	315,075
EXPENSES
License and royalty fees	14,258	18,652	25,986
Cost of products sold	101,052	94,949	69,543
Research and development	53,192	53,963	45,393
Selling, general and administration	98,483	99,315	78,933
Depreciation and amortization	33,998	33,429	36,014
In-process research and development [note 18]	2,500	8,125	1,042
Write-down of goodwill [note 11]	649,685	-	-
	953,168	308,433	256,911
Operating (loss) income	(669,896)	(20,739)	58,164
Other (expenses) income:
Foreign exchange gain (loss)	540	(341)	515
Investment and other income	1,192	10,393	6,235
Interest expense on long-term debt	(44,490)	(51,748)	(35,502)
Write-down and other deferred financing charges [note 16]	(16,544)	-	(9,297)
Write-down / loss on redemption of investments [note 7]	(23,587)	(8,157)	-
Write-down of assets held for sale [note 9]	(1,283)	-	-
Total other (expenses) income	(84,172)	(49,853)	(38,049)
(Loss) income from continuing operations before income taxes and cumulative effect of change in accounting policy	(754,068)	(70,592)	20,115
Income tax (recovery) expense [note 14]	(12,892)	(14,545)	2,092
(Loss) income from continuing operations before cumulative effect of change in accounting policy	(741,176)	(56,047)	18,023
Loss from discontinued operations, net of income taxes [note 3]	-	(9,893)	(7,708)
Cumulative effect of change in accounting policy [note 17]	-	-	399
Net (loss) income	$(741,176)	$(65,940)	$10,714
Basic net (loss) income per common share [note 23]:
Continuing operations	$(8.71)	$(0.66)	$0.21
Discontinued operations	-	(0.12)	(0.09)
Total	$(8.71)	$(0.78)	$0.12
Diluted net (loss) income per common share [note 23]:
Continuing operations	$(8.71)	$(0.66)	$0.21
Discontinued operations	-	(0.12)	(0.09)
Total	$(8.71)	$(0.78)	$0.12
Basic weighted average number of common shares outstanding (in thousands)	85,118	85,015	84,752
Diluted weighted average number of common shares outstanding (in thousands)	85,118	85,015	85,437

See accompanying notes to the consolidated financial statements

- 13-3 -

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(All amounts expressed in thousands of U.S. dollars, except share data)

	Common	Shares			Accumulated
			Additional		other
			paid-in	Accumulated	comprehensive		Comprehensive	Total
	Shares	Amount	capital	deficit	income		income	shareholders’
							(loss)	equity(deficit)
Balance at December 31, 2005	84,291,517	$463,639	$21,929	$(45,607)	$22,719	$		$462,680

Exercise of stock options for cash	692,218	8,751	(2,266)					6,485
Stock-based compensation			5,818					5,818
Cumulative effect of change in accounting principle			(399)					(399)
Net unrealized gain on available-for-sale securities, net of taxes (nil)					1,543		$1,543	1,543
Reclassification of net unrealized gain on available-for-sale securities, net of taxes (nil)					(66)		(66)	(66)
Cumulative translation adjustment					11,917		11,917	11,917
Net loss				10,714			10,714	10,714
Comprehensive income							$24,108

Balance at December 31, 2006	84,983,735	$472,390	$25,082	$(34,893)	$36,113			$498,692

Adjustment for the adoption of FASB interpretation No. (FIN) 48				(1,664)				(1,664)
Exercise of stock options for cash	90,248	228						228
Stock-based compensation			4,587					4,587
Net unrealized loss on available-for-sale securities, net of taxes (nil)					(9,567)		$(9,567)	(9,567)
Reclassification of net unrealized loss on available-for-sale securities, net of taxes (nil)					3,097		3,097	3,097
Cumulative translation adjustment					12,639		12,639	12,639
Net loss				(65,940)			(65,940)	(65,940)
Comprehensive loss							$(59,771)

Balance at December 31, 2007	85,073,983	$472,618	$29,669	$(102,497)	$42,282			$442,072
Exercise of stock options for cash	48,000	121						121
Stock-based compensation			2,438					2,438
Net unrealized loss on available-for-sale securities, net of taxes (nil)					(9,572)		$(9,572)	(9,572)
Reclassification of realized loss on available-for-sale securities, net of taxes (nil)					13,860		13,860	13,860
Cumulative translation adjustment					(7,616)		(7,616)	(7,616)
Net loss				(741,176)			(741,176)	(741,176)
Comprehensive loss							$(744,504)

Balance at December 31, 2008	85,121,983	$472,739	$32,107	$(843,673)	$38,954			$(299,873)

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

(a)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  All amounts herein are expressed in U.S. dollars unless otherwise noted. All tabular amounts are expressed in thousands of U.S. dollars, except share and per share data, unless otherwise noted.

(b)

The Company has restated its consolidated statement of operations for the year ended December 31, 2008 to correct for the classification of the $649.7 million write-down of goodwill from other expenses to operating expenses. The restatement had no impact on the amount of the write-down, the net loss or basic and diluted net loss per common share. There correction did not affect the consolidated statement of operations for the years ended December 31, 2007 and 2006.

The following table presents the impact of the correction:

For the year ended December 31, 2008	As Previously Reported	Correction	Restated

Operating loss	$(20,211)	$(649,685)	$(669,896)

Total other (expenses) income	$(733,857)	$649,685	$(84,172)

The restatement had no impact on the consolidated balance sheets as at December 31, 2008 and 2007, the consolidated statements of stockholder’s equity or consolidated statements of cash flows for any of the years presented or retained earnings as at January 1, 2006.

(c )

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

- 13-6 -

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

o

Revenue from the Medical Products segment for the year ended December 31, 2008 was $190.8 million compared to $170.2 million in 2007. The current economic environment and increasingly difficult credit markets and liquidity environment may have an impact on the Company’s customers and therefore on the Company’s product sales in 2009 and future years. In light of these conditions, management is continuously monitoring and managing the Company’s sales activities; however, several factors that may affect the Company’s revenues are not within its control. In addition, the Company continues to implement its marketing plans for its newer promoted brand products such as the Quill SRS product line with the expectation of strong growth during 2009.  It is possible that the expected growth in revenue in 2009 for these newer product lines may not be achieved and revenues for other products may decline.

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

o

On March 2, 2009 the Company announced it had obtained financing from Wells Fargo. The financing includes a delayed draw secured term loan facility of up to $10 million and a secured revolving credit facility, with a borrowing base comprised of certain of the Company’s finished goods inventory and accounts receivable, providing up to an additional $22.5 million, subject to certain terms and conditions. At any time, the amount of financing available under the revolving credit facility may be significantly less than $22.5 million and is expected to fluctuate from month to month with changes in levels of finished goods and accounts receivable.  As of February 23, 2009, the amount of financing available under the revolving credit facility was approximately (unaudited) $9.5 million. Any borrowings outstanding under the term loan and revolving credit facility bear interest ranging from LIBOR + 3.25% to LIBOR + 3.75%, with a minimum Base LIBOR Rate of 2.25%. At December 31, 2008, interest rates on the term loan facility and revolving credit facility would have been between 5.5% and 6.0%, based on LIBOR rates at that time. The term loan and the secured credit facility include certain covenants and restrictions with respect to the Company’s operations and require us to maintain certain levels of EBITDA and interest coverage ratios, among other terms and conditions. As described in note 27, the Company has available credit relating to these the term loan and the revolving credit facility that is expected to be drawn in future months. However, the term loan and revolving credit facility have restrictions on availability and significant covenants which may limit the amount, if any, that may be borrowed by the Company during the year or may require repayments. While management expects to be able to maintain these covenants during 2009, it is possible that events and circumstances may occur that may affect the ability of the Company to operate its business within the restrictions proposed by the financial covenants and other restrictions relating to the term loan and the revolving credit facility.

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

(q) Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Stock-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize the grant date fair value of stock-based compensation awards granted to employees over the requisite service period.  The compensation expense recognized reflects estimates of award forfeitures at the time of grant and revised in subsequent periods, if necessary when forfeitures rates are expected to change. The Company uses yield rates on U.S. Treasury or Canadian Government securities for a period approximating the expected term of the award to estimate the risk-free interest rate in the grant-date fair value assessment. The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model. The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. Generally, the stock options granted have a maximum term of five years and vest over a four-year period from the date of the grant. When an employee ceases employment at the Company, any unexercised vested options granted will expire either immediately, within 365 days from the last date of service or on the original expiration date at the time the option was granted, as defined in the Company’s Stock Incentive Plan. The expected life of employee stock options is based on a number of factors, including historic exercise patterns, cancellations and forfeiture rates, and the vesting period and contractual term of the options.

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

- 13-11 -

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

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities or SFAS No. 161. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is still assessing the impact of this pronouncement.

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

In November 2008, the Emerging Issues Task Force issued EITF 08-6, Equity method Investment Accounting Considerations, or EITF 08-6. EITF 08-6 addresses a number of matters associated with the impact of SFAS No. 141(R) and SFAS No. 160 on the accounting for equity method investments including initial recognition and measurement and subsequent measurement issues. EITF 08-6 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company has not yet completed its evaluation of EITF 8-03, but does not believe that it will have a material impact on its consolidated financial position, results of operations or cash flows.

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

- 13-13 -

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
$796,128

Excluded from the consideration allocated to the net assets acquired is the fair value of AMI stock options issued in March 2006 which were contingent upon the completion of the acquisition.  These AMI stock options are exercisable into Angiotech common shares and vest in future periods. The fair value of the AMI stock options was determined to be $6.9 million at the time of acquisition and will be recognized as compensation expense over the post acquisition requisite service period (note 17 (b)).

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

(b) Quill Medical, Inc.

On June 26, 2006, the Company completed the acquisition of 100% of the outstanding share of privately held Quill Medical, Inc. (“Quill”), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology for $40.3 million.  The purpose of this acquisition was to acquire all of Quill's technology and intellectual property, including the self-anchoring suture technology product line, which under its current license agreement is marketed and sold for use in wound closure, aesthetic and cosmetic surgery.  The cost of the acquisition included initial cash consideration of $40.0 million plus direct and incremental third-party acquisition costs of $0.3 million.  The Company is required to make additional contingent payments of up to $150 million payable in cash or common shares of the Company upon the achievement of certain revenue growth and development milestones.  These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions.  During 2007, the Company recorded an additional $10.0 million in goodwill relating to the achievement of certain of these milestones (Note 11 (b)).

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

- 13-14 -

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

6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes the following:

	December 31,	December 31,
	2008	2007
U.S. dollars	$21,866	$68,817
Canadian dollars	3,942	15,488
Swiss francs	3,053	3,870
Euros	5,263	1,395
Danish kroners	2,022	1,756
Other	2,806	-
	$38,952	$91,326

7.

SHORT AND LONG-TERM INVESTMENTS

		Gross Unrealized
December 31, 2008	Cost	Losses	Carrying value
Short-term investments:
Available-for-sale equity securities	$848	$-	$848

Long-term investments:
Investments recorded at cost	$1,561	$-	$1,561

		Gross Unrealized
December 31, 2007	Cost	Losses	Carrying value
Short-term investments:
Available-for-sale equity securities	$22,188	$(4,289)	$17,899

Long-term investments:
Investments recorded at cost	$6,557	$-	$6,557

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

- 13-16 -

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

- 13-17 -

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

Given the continued decline in the Company’s market value in the fourth quarter of 2008 and the further negative indicators of the economy as a whole, the Company updated its impairment tests of goodwill and acquired intangible assets and concluded a further impairment had occurred in the carrying amounts of goodwill associated with the Medical Products segment as well as an impairment in the carrying amounts of goodwill associated with the Pharmaceutical Technologies segment. Accordingly, the Company recorded a further impairment charge of $50.3 million in the fourth quarter of 2008 leaving no goodwill on the Company’s books as of December 31, 2008.

- 13-18 -

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

- 13-19 -

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

- 13-20 -

The Company has foreign tax credits in the U.S. of approximately $2.1 million available to use against foreign-source income.

The Company has a capital loss carry forward balance of approximately $448.2 million (December 31, 2007 - $203.1 million) available to offset future capital gains in the U.S. ($4.4 million) and Canada ($443.8 million).  The capital losses can be carried forward indefinitely for Canada and five years for the U.S.

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

- 13-21 -

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

(a)

Senior Floating Rate Notes

On December 11, 2006, the Company issued Senior Floating Rate Notes due December 1, 2013 (the “Senior Floating Rate Notes”), in the aggregate principal amount of $325 million.  The Senior Floating Rate Notes are unsecured senior obligations, are guaranteed by certain of the Company’s subsidiaries and rank equally in right of payment to all of the Company’s existing and future senior unsubordinated indebtedness.  The guarantees of its guarantor subsidiaries are unconditional, joint and several.  The Company has provided condensed consolidating guarantor financial information as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 (note 26).

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

(b)

Senior Subordinated Notes

On March 23, 2006, the Company issued 7.75% Senior Subordinated Notes due April 1, 2014 (the “Senior Subordinated Notes”), in the aggregate principal amount of $250 million.  The Senior Subordinated Notes were used to fund the Company's acquisition of AMI.  The Senior Subordinated Notes and related Note guarantees provided by the Company and certain of its subsidiaries are subordinated to senior indebtedness.  The Company has provided condensed consolidating guarantor financial information as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 (note 26).

- 13-22 -

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

- 13-23 -

The following table (unaudited) shows the estimated interest payable for both the Senior Floating Rate Notes and the Senior Subordinated Notes over the next five years, assuming a December 31, 2008 base LIBOR rate of 1.425% as well as the impact on the estimated interest payable of a 0.5% increase or decrease in the base LIBOR rate:

		(unaudited)
		0.5% Increase in	0.5% Decrease in
Year	Base LIBOR	base LIBOR	base LIBOR
2009	$36,851	$38,232	$35,470
2010	36,427	38,075	34,780
2011	36,427	38,075	34,780
2012	36,427	38,075	34,780
2013	34,979	36,487	33,471
Thereafter	4,844	4,844	4,844

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

(b)

Stock Options

Angiotech Pharmaceuticals, Inc.

In June 2006, the shareholders approved the adoption of the 2006 Stock Incentive Plan (“2006 Plan”) which superseded the Company’s previous stock option plans. The 2006 Plan incorporated all of the options granted under the previous stock option plans and, in total, provides for the issuance of non-transferable stock-based awards to purchase up to 13,937,756 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The Plan provides for, but does not require, the granting of tandem stock appreciation rights that at the option of the holder may be exercised instead of the underlying option. When the tandem stock appreciation right is exercised, the underlying option is cancelled. The tandem stock appreciation rights are settled in equity and the optionee receives common shares with a fair market value equal to the excess of the fair value of the shares subject to the option at the time of exercise (or the portion thereof so exercised) over the aggregate option price of the shares set forth in the option agreement. The exercise of tandem stock appreciation rights is treated as the exercise of the underlying option.  The exercise price of the options is fixed by the Board of Directors, but will generally be at least equal to the market price of the common shares at the date of grant, and for options issued under the 2006 Plan and the Company’s 2004 Stock Incentive Plan (“2004 Plan), the term may not exceed five years.  For options grandfathered from the stock option plans prior to the 2004 Plan, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions.  Options generally vest monthly after being granted over varying terms from 2 to 4 years.

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

- 13-24 -

These options expire at various dates from March 15, 2009 to December 7, 2013.

On March 10, 2009, the Company granted 1,434,000 CDN$ stock options to certain executive officers and other employees at an exercise price of CDN$0.38, expiring on March 9, 2014.

A summary of U.S.$ stock option transactions is as follows:

			Weighted average	Aggregate
	No. of	Weighted average	remaining	intrinsic
	Optioned	exercise price	contractual	value
	Shares	(in U.S.$)	term (years)	(in U.S.$)
Outstanding at December 31, 2006	211,968	$17.18		$-
Granted	890,000	7.46
Forfeited	(50,750)	7.90
Outstanding at December 31, 2007	1,051,218	$9.39	3.73	$-
Granted	1,160,500	0.21
Forfeited	(420,750)	10.42
Outstanding at December 31, 2008	1,790,968	$3.19	4.19	$64
Exercisable and expected to vest at December 31, 2008	1,365,878	$3.19	2.98	$3

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

			Weighted average	Aggregate
	No. of	Weighted average	remaining	intrinsic
	Optioned	exercise price	contractual	value
	Shares	(in U.S.$)	term (years)	(in U.S.$)
Outstanding at December 31, 2006	874,468	$15.44
Forfeited	(431,456)	15.44
Outstanding at December 31, 2007	443,012	$15.44	8.20	$-
Forfeited	(79,935)	15.44
Outstanding at December 31, 2008	363,077	$15.44	7.19	$-
Exercisable and expected to vest at December 31, 2008	261,594	$15.44	7.19	$-

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

- 13-25 -

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

A summary of the status of the Company’s nonvested options as of December 31, 2008 (excluding the AMI stock options) and changes during the year ended December 31, 2008, is presented below:

		Weighted average
	No. of	grant-date
	Optioned	fair value
Nonvested CDN$ options	Shares	(in CDN$)
Nonvested at December 31, 2007	1,429,134	$4.53
Granted	1,355,300	0.15
Vested	(503,861)	4.07
Forfeited	(312,570)	3.73
Nonvested at December 31, 2008	1,968,003	$1.24

		Weighted average
	No. of	grant-date
	Optioned	fair value
Nonvested U.S.$ options	Shares	(in U.S.$)
Nonvested at December 31, 2007	732,285	$2.68
Granted	1,160,500	0.14
Vested	(236,723)	2.36
Forfeited	(235,572)	2.54
Nonvested at December 31, 2008	1,420,490	$0.60

		Weighted average
	No. of	grant-date
	Optioned	fair value
Nonvested AMI options	Shares	(in U.S.$)
Nonvested at December 31, 2007	443,012	$6.51
Vested	(94,859)	6.51
Forfeited	(34,675)	6.51
Nonvested at December 31, 2008	313,478	$6.51

As of December 31, 2008, there was $1.9 million of total unrecognized compensation cost related to nonvested stock options granted under the 2006 Plan.  These costs are expected to be recognized over a weighted average period of 3.36 years.

- 13-26 -

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

(d)

Shareholder rights plan

The Company adopted a shareholder’s rights plan (“the Plan”) on February 10, 1999, amended and restated March 5, 2002, June 9, 2005 and October 30, 2008. According to the Plan, each shareholder is issued one right. Each right will entitle the holder to acquire common shares of the Company at a 50% discount to the market upon certain specified events, including upon a person or group of persons acquiring 20% or more of the total common shares of the Company.  The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan must be reconfirmed by the Company’s shareholders every three years.

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

- 13-27 -

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

(b) Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required. However, management is not able to determine the outcome or estimate potential losses of the pending legal proceedings listed below, or other legal proceedings, to which the Company may become subject in the normal course of business or estimate the amount or range of any possible loss the Company might incur if it does not prevail in the final, non-appealable determinations of such matters. The Company cannot provide assurance that the legal proceedings listed here, or other legal proceedings not listed here, will not have a material adverse impact on the Company’s financial condition or results of operations.

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

- 13-28 -

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

o

In EP0991359, the Company’s response to the opposition is to be filed prior to the deadline.

o

In EP1322235, briefs have been filed and the Company is awaiting further action from the EPO.

o

In EP1216042, an oral hearing has been scheduled for April 23, 2009.

o

In EP00876165, the parties have been summoned to attend an Oral Proceeding at the EPO on June 24, 2009.

vii)

The Company may incur fees and expenses in connection with transactions referred to in note 16(f) that are not dependent on completion of such transactions. If the Company agrees to an Alternate Transaction, as defined in the note purchase agreement with Ares and New Leaf, within 12 months of termination of the note purchase agreement, the Company may be required to pay Ares and New Leaf $10 million plus reimburse Ares and New Leaf for transaction-related expenses of up to an additional $4 million upon the Company’s agreement to such alternative transaction. In connection with certain types of alternative transactions, the Company may also be required under the terms of agreements with certain advisors to pay fees to such advisors, whether or not such advisors participate in such alternative transaction.

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

- 13-29 -

The Company reports segmented information on each of these segments to the gross margin level. All other income and expenses are not allocated to segments as they are not considered in evaluating the segment’s operating performance. The following tables represent reportable segment information for the years ended December 31, 2008, 2007 and 2006:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	(Restated)
Revenue
Pharmaceutical Technologies	$92,457	$117,501	$176,485
Medical Products	190,816	170,193	138,590

Total revenue	$283,272	$287,694	$315,075

Licence and royalty fees – Pharmaceutical Technologies	14,258	18,652	25,986
Cost of products sold – Medical Products	101,052	94,949	69,543

Gross margin
Pharmaceutical Technologies	78,199	98,849	150,499
Medical Products	89,764	75,244	69,047

Total gross margin	$167,963	$174,093	$219,546

Research and development	53,192	53,963	45,393
Selling, general and administration	98,483	99,315	78,933
Depreciation and amortization	33,998	33,429	36,014
In-process research and development	2,500	8,125	1,042
Write-down of goodwill	649,685	-	-

Operating (loss) income	$(669,896)	$(20,739)	$58,164

Other (expense) income	(84,172)	(49,853)	(38,049)

(Loss) income from continuing operations before income taxes and cumulative effect of change in accounting policy	$(754,068)	$(70,592)	$20,115

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

- 13-30 -

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

- 13-31 -

23.

(LOSS) INCOME PER SHARE

Loss (income) per share was calculated as follows:

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

- 13-32 -

26.

CONDENSED CONSOLIDATING GUARANTOR FINANCIAL INFORMATION

The following presents the condensed consolidating guarantor financial information as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006 for the direct and indirect subsidiaries of the Company that serve as guarantors of the Senior Subordinated Notes and the Senior Floating Rate Notes, and for the Company’s subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries include the Swiss subsidiaries and a Canadian Trust that cannot guarantee the debt of the Company.  All of the Company’s subsidiaries are 100% owned, and all guarantees are full and unconditional, joint and several.

- 13-33 -

Condensed Consolidating Balance Sheet
As at December 31, 2008
USD (in '000s)

	Parent Company
	Angiotech
	Pharmaceuticals,	Guarantors	Non Guarantors		Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries		Adjustments	Total

ASSETS

Current assets
Cash and cash equivalents	$10,180	$6,572	$22,200		$-	$38,952
Short term investments	848	-	-		-	848
Accounts receivable	397,846	73,663	258,349		(704,334)	25,524
Inventories	-	31,939	7,824		(1,169)	38,594
Deferred income taxes, current portion	-	3,820	-		-	3,820
Prepaid expenses and other current assets	1,674	3,074	486		-	5,234

Total Current Assets	410,548	119,068	288,859		(705,503)	112,972

Long terminvestments	825	-	736		-	1,561
Investment in subsidiaries	60,204	292,438	0		(352,642)	0
Assets held for sale	5,322	3,100	-			8,422
Property, plant and equipment	9,194	30,326	9,588		-	49,108
Intangible assets	15,112	158,097	22,268		-	195,477
Goodwill	-	-	-		-	-
Deferred financing costs	11,363	-	-		-	11,363
Deferred income taxes	-	-	-		-	-
Other assets	271	5,911	112		-	6,294

Total Assets	$512,839	$608,940	$321,563	-$	1,058,145	$385,197

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

Current liabilities
Accounts payable and accrued
liabilities	$232,391	$418,529	$100,057	-$	704,357	$46,620
Income taxes payable	(1,260)	6,974	2,357		-	8,071
Interest payable on long-term debt	6,514	-	-		-	6,514
Deferred revenue, current portion	-	-	210		-	210

Total Current Liabilities	237,645	425,503	102,624		(704,357)	61,415

Deferred revenue	-	-	999		-	999
Deferred leasehold inducement	2,768	12	-		-	2,780
Deferred income taxes	(1,959)	42,010	526		-	40,577
Other taxliabilities	2,292	585	268		-	3,145
Long-term debt	575,000	-	-		-	575,000
Other liabilities	-	272	882		-	1,154

Total Non-current Liabilities	578,101	42,879	2,675		-	623,655

Shareholders' (Deficit) Equity

Share capital	472,739	917,189	262,209		(1,179,398)	472,739
Additional paid in capital	32,108	91,405	18,059		(109,465)	32,107
Accumulated deficit	(827,794)	(866,180)	(83,019)		933,319	(843,674)
Accumulated other comprehensive income	20,040	(1,856)	19,014		1,756	38,954
Total Shareholders' (Deficit) Equity	(302,907)	140,558	216,264		(353,788)	(299,874)

Total Liabilities andShareholders' (Deficit) Equity	$512,839	$608,940	$321,563		$(1,058,145)	$385,197

- 13-34 -

Condensed Consolidating Balance Sheet
As at December 31, 2007
USD (in '000s)

	Parent Company
	Angiotech
	Pharmaceuticals,	Guarantors	Non Guarantors	Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries	Adjustments	Total

ASSETS

Current assets
Cash and cash equivalents	$23,790	$20,334	$47,202	$-	$91,326
Short term investments	17,899				17,899
Accounts receivable	391,066	69,059	302,607	(740,054)	22,678
Inventories	-	26,563	7,821	(737)	33,647
Deferred income taxes, current
portion	-	5,964	-	-	5,964
Prepaid expenses and other current assets	2,331	4,041	698	-	7,070

Total Current Assets	435,086	125,961	358,328	(740,791)	178,584

Long term investments	5,825	-	732	-	6,557
Investment in subsidiaries	518,304	438,673	-	(956,977)	-
Property, plant and equipment	15,464	35,168	8,555	-	59,187
Intangible assets	17,931	185,199	22,759	-	225,889
Goodwill	-	561,883	97,628	-	659,511
Deferred financing costs	13,600	-	-	-	13,600
Other assets	81	6,699	-	-	6,780

Total Assets	$1,006,291	$1,353,583	$488,002	$(1,697,768)	$1,150,108

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued
liabilities	$15,939	$675,801	$95,795	$(740,046)	$47,489
Income taxes payable	(15,242)	7,232	15,924	-	7,914
Interest payable on long-term debt	7,327	-	-	-	7,327
Deferred revenue, current portion	-	-	210	-	210

Total Current Liabilities	8,024	683,033	111,929	(740,046)	62,940

Deferred revenue	-	-	1,211	-	1,211
Deferred leasehold inducement	2,782	12	-	-	2,794
Deferred income taxes	2,472	55,810	6,031	(4,945)	59,368
Other tax liabilities	2,472	2,221	-	-	4,693
Long-term debt	575,000	-	-	-	575,000
Other liabilities	-	609	1,421	-	2,030

Total Non-current Liabilities	582,726	58,652	8,663	(4,945)	645,096

Shareholders' Equity

Share capital	472,618	651,995	262,208	(914,203)	472,618
Additional paid in capital	29,669	139,234	110,670	(249,904)	29,669
Accumulated deficit	(102,497)	(200,391)	(9,183)	209,574	(102,497)
Accumulated other comprehensive income	15,751	21,060	3,715	1,756	42,282

Total Shareholders' Equity	415,541	611,898	367,410	(952,777)	442,072

Total Liabilities and Shareholders' Equity	$1,006,291	$1,353,583	$488,002	$(1,697,768)	$1,150,108

- 13-35 -

Condensed Consolidating Statement of Operations
Year ended December 31, 2008
USD (in '000s)

	Parent Company
	Angiotech
	Pharmaceuticals,	Guarantors	Non Guarantors	Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries	Adjustments	Total
			(Restated)

REVENUE
Royalty revenue	$84,079	$2,426	$5,041	$-	$91,546
Product sales, net	-	143,578	79,012	(31,774)	190,816
License fees	-	389	1,000	(479)	910
	84,079	146,393	85,053	(32,253)	283,272

EXPENSES
License and royalty fees	14,250	8	-	-	14,258
Cost of products sold	-	75,631	56,505	(31,084)	101,052
Research & development	32,442	19,621	1,129	-	53,192
Intercompany R&D charges	5,329	(6,405)	753	323	-

Selling, general and administration	22,969	57,764	17,750	-	98,483
Depreciation and amortization	4,806	25,445	3,747	-	33,998

In-process research and development	-	2,500	-	-	2,500
Write-down of goodwill	-	537,531	112,154	-	649,685
	79,796	712,095	192,038	(30,761)	953,168

Operating loss	4,283	(565,701)	(106,985)	(1,492)	(669,896)

Other income (expense)
Foreign exchange gain (loss)	49,985	2,284	(51,729)	-	540
Investment and other income	(9,419)	(438)	11,049	-	1,192

Interest expense on long-term debt	(32,251)	(20,302)	8,063	-	(44,490)
Write-down and other deferred financing charges	(16,531)	-	(13)	-	(16,544)
Write-down/loss on redemption of investments	(23,583)	-	(4)	-	(23,587)

Write-down of assets held for sale	-	(1,283)	-	-	(1,283)
Management fees	(2,597)	2,384	(109)	322	-
Dividend income	20,000	12,344	-	(32,344)	-

Total other expenses	(14,396)	(5,011)	(32,743)	(32,022)	(84,172)

Loss from continuing operations before income taxes	(10,113)	(570,713)	(139,728)	(33,514)	(754,068)

Income tax expense (recovery)	(3,176)	(11,088)	1,498	(126)	(12,892)

Loss from continuing operations	(6,937)	(559,624)	(141,226)	(33,388)	(741,176)
Equity in subsidiaries	(630,144)	(52,869)	-	683,013	-
Net income (loss)	$(637,081)	$(612,493)	$(141,226)	$649,625	$(741,176)

- 13-36 -

Condensed Consolidating Income Statement

Year Ended December 31, 2007

	Parent Company		Non-
	Angiotech	Guarantor	Guarantor	Consolidating	Consolidated
	Pharmaceuticals, Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

REVENUE
Royalty revenue	$110,477	$1,827	$4,355	$-	$116,659
Product sales, net	-	150,801	50,540	(31,148)	170,193
License fees	-	(181)	1,023	-	842
Intercompany R&D charges	(4,091)	7,481	(2,910)	(480)	-
	106,386	159,928	53,008	(31,628)	287,694
EXPENSES
License and royalty fees	18,821	8	3	(180)	18,652
Cost of products sold	-	94,236	31,068	(30,355)	94,949
Research and development	32,637	20,153	1,173	-	53,963
Selling, general and administration	31,311	55,990	12,014	-	99,315
Depreciation and amortization	4,680	25,518	3,231	-	33,429
In-process research and development	7,125	1,000	-	-	8,125
	94,574	196,905	47,489	(30,535)	308,433
Operating income	11,812	(36,977)	5,519	(1,093)	(20,739)
Other income (expenses) :
Foreign exchange gain (loss)	4,879	2,371	(7,588)	(3)	(341)
Investment and other income	3,696	4,145	2,552	-	10,393
Interest income (expense)	(10,129)	(66,296)	24,677	-	(51,748)
Management fees	(2,568)	2,455	(367)	480	-
Loss on redemption of available for sale securities	-	(8,157)	-	-	(8,157)
Total other income (expenses)	(4,122)	(65,482)	19,274	477	(49,853)
Income (loss) from continuing operations before income taxes	7,690	(102,459)	24,793	(616)	(70,592)
Income tax expense (recovery)	(5,242)	(14,212)	4,909	-	(14,545)
Income (loss) from continuing operations	12,932	(88,247)	19,884	(616)	(56,047)
Subsidiaries income (loss)	(78,872)	34,096	-	44,776	-
Income (loss) from discontinued operations, net of income taxes	-	(9,893)	537	(537)	(9,893)
Net (loss) income	$(65,940)	$(64,044)	$20,421	$43,623	$(65,940)

- 13-37 -

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

- 13-38 -

Condensed Consolidating Statement of Cash Flows
Year ended December 31, 2008
USD (in '000s)

	Parent Company
	Angiotech
	Pharmaceuticals,	Guarantors	Non Guarantors	Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries	Adjustments	Total

OPERATING ACTIVITIES:
Cash (used in) provided by operating activities	$(55,123)	$(15,046)	$32,162	$-	$(38,007)

INVESTING ACTIVITIES:
Proceeds from short-term investments	2,756	-	-	-	2,756
Purchase of property, plant and equipment	(1,005)	(4,942)	(1,722)	-	(7,669)
Purchase of intangible assets	-	(1,000)	-	-	(1,000)
In-process research and development	-	(2,500)	-	-	(2,500)
Other	236	28	(90)	-	174
Cash provided by (used in) investing activities	1,987	(8,414)	(1,812)	-	(8,239)

FINANCING ACTIVITIES:
Deferred financing costs on long-term obligations	(4,485)	-	(14)	-	(4,499)
Proceeds from stock options exercised	121	-	-	-	121
Dividends received / (paid)	20,000	12,344	(32,344)	-	-
Intercompany notes payable/receivable	23,891	(2,596)	(21,295)	-	-
Cash provided by (used in) financing activities	39,527	9,748	(53,653)	-	(4,378)

Effect of exchange rate changes on cash and cash equivalents	-	(51)	(1,699)	-	(1,750)
Net increase (decrease) in cash and cash equivalents	(13,609)	(13,763)	(25,002)	-	(52,374)
Cash and cash equivalents, beginning of year	23,790	20,334	47,202	-	91,326
Cash andcash equivalents, end of year	$10,181	$6,571	$22,200	$-	$38,952

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

- 13-41 -

27.

SUBSEQUENT EVENTS

On March 2, 2009, the Company announced it had completed a financing transaction with Wells Fargo.  The financing includes a delayed draw secured term loan facility of up to $10 million and a secured credit facility, with a borrowing base comprised of certain of the Company’s finished goods inventory and accounts receivable, providing up to an additional $22.5 million in available credit, subject to certain terms and conditions.  At any time, the amount of financing available under the revolving credit facility may be significantly less than $22.5 million and is expected to fluctuate from month to month with changes in levels of finished goods and accounts receivable.  As of February 23, 2009, the amount of financing available under the revolving credit facility was approximately (unaudited) $9.5 million. Any borrowings outstanding under the term loan and revolving credit facility bear interest ranging from LIBOR + 3.25% to LIBOR +3.75%, with a minimum Base LIBOR Rate of 2.25%.  The term loan and revolving credit facility include certain covenants and restrictions with respect to the Company’s operations and require the Company to maintain certain levels of EBITDA and interest coverage ratios, among other terms and conditions.  Repayment of any amounts drawn under the term loan and revolving credit facility can be made at certain points in time with ultimate maturity being February 27, 2013. Amounts repaid under the secured term loan , and prepayments made under the revolving credit facility in certain circumstances, cannot be re-borrowed by the Company.  The purpose of this financing is to provide additional liquidity and capital resources for working capital and general corporate purposes.

As the minimum Base LIBOR Rate under the term loan and revolving credit facility is 2.25% and the LIBOR rate was 1.425% on December 31, 2008, a .5% increase or decrease in the LIBOR rate as of December 31, 2008 would have no impact on interest payable under the Credit Facilities.

- 13-42 -

Report of Independent Registered Public Accounting Firm

Financial Statement Schedule

To the Board of Directors and Shareholders

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated March 13, 2009, except for note 1(b) which is dated November 5, 2009, appearing in the 2008 Annual Report to Shareholders of Angiotech Pharmaceuticals, Inc (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K/A) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K/A. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Vancouver, Canada
March 13, 2009

- 13-43 -

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2008, 2007 and 2006

(in thousands of U.S. dollars)

		Additions
	Balance at	Charged to	Charged
	Beginning	Costs and	to Other		Balance at
	of Year	Expenses	accounts	Deductions	End of Year
Deferred Income Tax Valuation Allowance:
Year ended December 31, 2008	$42,005	$55,514	$(579)	$-	$96,940
Year ended December 31, 2007	19,293	22,133	579	-	42,005
Year ended December 31, 2006	26,483	-	-	7,190	19,293

	Balance at	Balance
	Beginning	at End of
	of Year	Year
Accounts Receivable Allowance:
Year ended December 31, 2008	$214	$270
Year ended December 31, 2007	546	214
Year ended December 31, 2006	nil	546

- 13-44 -